UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-04321



Digital Media Solutions, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38393	98-1399727
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4800 140th Avenue N. , Suite 101, Clearwater, Florida	33762
(Address of Principal Executive Offices)	(Zip Code)

Registrants' telephone number, including area code: (877) 236-8632

(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	DMS	New York Stock Exchange
Redeemable warrants to acquire Class A Common Stock	DMS WS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer." "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

As of June 30, 2022, the last business day of the Registrant's most recently completed second quarter, the aggregate market value of the voting and non-voting common stock held by non-affiliates, computed by reference to the closing price of $1.16 reported on the New York Stock Exchange, was approximately $8.2 million. For the purposes of this calculation, shares of common stock beneficially owned by each executive officer, director, and holder of more than 10% of our common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 29, 2023, 39,957,187 shares of the registrant's Class A Common Stock; 25,699,464 of the registrant's Class B Common Stock; and 28,443,522 warrants to purchase shares of the registrant's Class A Common Stock, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this "Amendment") amends and restates certain language in Items 1, 1A, 7, 8, 9B and 15 of the Annual Report on Form 10-K of Digital Media Solutions, Inc. (the "Company") for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 31, 2023 (the "Original Filing"). The updated disclosures relate to the Company's issuance of Series A and Series B convertible preferred stock and the consummation of the ClickDealer acquisition, each on March 30, 2023, in the Items described above. Due to a software error in connection with the Original Filing, certain portions of the final text of the Form 10-K and certain exhibits were not included in the Original Filing. This Amendment is being filed for the sole purpose of providing such final text and the exhibits that were not included due to the software error, and to uncheck the Item 404(b) box on the cover that was inadvertently checked as we are not required to include an attestation by our independent registered public accounting firm with respect to management's assessment of internal control over financial reporting. For the convenience of the reader, this Amendment sets forth the Original Filing in its entirety, and not just those portions that have been amended pursuant to this Amendment. Except as noted above, this Amendment does not update or modify any disclosures in or reflect any events occurring after the filing of the Original Filing.

Digital Media Solutions, Inc.
Table of Contents

Cautionary Note Regarding Forward-Looking Statements

References in this document to the "Registrant," "DMS Inc.," "DMS," the "Company," "we," "management," "us" or "our" refers to Digital Media Solutions, Inc. and its consolidated subsidiaries, except where the context otherwise requires or indicates.

This Annual Report, particularly Part I. Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and Part II. Item 1A. Risk Factors, and the documents we incorporate into this Annual Report contain certain statements that are, or may be deemed to be, forward-looking statements within the meaning of that term in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are made in reliance upon the protections provided by such acts for forward-looking statements and the Private Securities Litigation Reform Act of 1955. These forward-looking statements are often identified by words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "assume," "likely," "predicts," "potential," "continue," and similar expressions. These forward-looking statements include, without limitation, DMS's expectations with respect to its and ClickDealer's future performance and its ability to implement its strategy, and are based on the beliefs and expectations of our management team from the information available at the time such statements are made. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside DMS's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) DMS's ability to attain the expected financial benefits from the ClickDealer transaction; (2) any impacts to the ClickDealer business from our acquisition thereof, (3) the COVID-19 pandemic or other public health crises; (4) management of our international expansion as a result of the ClickDealer acquisition; (5) changes in client demand for our services and our ability to adapt to such changes; (6) the entry of new competitors in the market; (7) the ability to maintain and attract consumers and advertisers in the face of changing economic or competitive conditions; (8) the ability to maintain, grow and protect the data DMS obtains from consumers and advertisers, and to ensure compliance with data privacy regulations in newly entered markets; (9) the performance of DMS's technology infrastructure; (10) the ability to protect DMS's intellectual property rights; (11) the ability to successfully source, complete and integrate acquisitions; (12) the ability to improve and maintain adequate internal controls over financial and management systems, and remediate material weaknesses therein, including any integration of the ClickDealer business; (13) changes in applicable laws or regulations and the ability to maintain compliance; (14) our substantial levels of indebtedness; (15) volatility in the trading price on the NYSE of our common stock and warrants; (16) fluctuations in value of our private placement warrants; and (17) other risks and uncertainties indicated from time to time in DMS's filings with the SEC, including those under "Risk Factors" in this Annual Report and in DMS's subsequent filings with the SEC.

There may be additional risks that we consider immaterial or which are unknown, and it is not possible to predict or identify all such risks.

DMS cautions that the foregoing list of factors is not exclusive. In addition, DMS cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. DMS does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

PART I

Item 1. Business.

Overview

Digital Media Solutions, Inc. ("DMS Inc." or the "Company" or "DMS" or "us", "our" or "we") is a leading provider of technology enabled digital performance advertising solutions connecting consumers and advertisers. Our performance-based ROI-driven business model derisks ad spend for advertisers which in turn positions DMS to grow as digital ad spend accelerates because advertisers are shifting more of their ad spend from traditional channels like TV and radio to digital channels, including social media, search, display, e-mail, push and connected TV. As used in this Annual Report, the "Company" refers to DMS Inc. and its consolidated subsidiaries, (including its wholly-owned subsidiary, CEP V DMS US Blocker Company, a Delaware corporation ("Blocker")).

The Company is headquartered in Clearwater, Florida. The Company primarily operates and derives most of its revenues in the United States.

Refer to *Note 2. Business Combination* in the Notes to Consolidated Financial Statements, included in Item 8. Financial Statements and Supplementary Data of this Annual Report for an overview of the Company's background.

Recent Developments

Strategic Alternatives

On August 16, 2021, we commenced a process to evaluate potential strategic alternatives to maximize shareholder value, and as part of that process, have been evaluating a full range of strategic, operational and financial alternatives. On September 8, 2022, our board of directors received an offer from Prism Data, LLC, an investment vehicle affiliated with our CEO Joseph Marinucci and our COO Fernando Borghese, to acquire all of our outstanding Class A common stock of DMS for $2.50 per share in cash. On March 6, 2023, the Company issued a press release announcing that its Board of Directors had concluded its strategic review and that the previously disclosed non-binding offer by Prism Data LLC to acquire the Company had been withdrawn. For further information, refer to the Company's Current Report on Form 8-K filed with the SEC on March 10, 2023.

Recent Business Acquisition

Our acquisitions in the past few years have enabled us to expand our reach into high quality proprietary targeted media solutions in a wide range of industries and include the following.

On May 10, 2022, the Company acquired Traverse Data, Inc. ("Traverse"). Traverse is a marketing and advertising technology company. The Company paid cash consideration of $2.5 million upon closing of the transaction. The transaction also includes up to $0.5 million in contingent consideration, subject to the achievement of certain milestones, which is payable in cash 15 months after the acquisition date.

On March 30, 2023, the Company acquired certain assets of G.D.M. Group Holding Limited, a company organized under the laws of Cyprus ("ClickDealer Cyprus"), ClickDealer Asia Pte., Ltd., a company organized in Singapore ("ClickDealer Singapore"), GDMgroup Asia Limited, a company organized in Hong Kong ("ClickDealer HongKong") and ClickDealer Europe BV, a company organized in the Netherlands ("ClickDealer Netherlands", and collectively with ClickDealer Cyprus, ClickDealer Singapore, ClickDealer Hong Kong, and any other related entity "ClickDealer"). The Company paid cash consideration of $35 million upon closing of the transaction. The transaction also includes up to $10 million in contingent consideration, subject to the achievement of certain milestones, to be paid two years after the acquisition date, subject to the operation of the acquired assets reaching certain milestone. The contingent consideration may be paid in cash or the Company's Class A Common Stock, to be mutually agreed by DMS and the applicable recipients. For further information, refer to the Company's Current Report on Form 8-K filed with the SEC on March 10, 2023.

Private Placement of Convertible Preferred Stock and Warrants

On March 29, 2023, the Company entered into a securities purchase agreement (the "SPA") with certain investors to purchase 80 thousand shares of Series A convertible redeemable Preferred stock ("Series A Preferred stock") and 60 thousand shares of Series B convertible redeemable Preferred stock ("Series B Preferred stock", and together with the Series A Preferred stock, the "Preferred Stock"), for an aggregate purchase price of $14.0 million (the "Preferred Offering"), including $6.2 million of related party participation. The Preferred stock was issued at a 10% Original Issue Discount (OID) to the aggregate stated value of $15.5 million. The Company also issued the purchasers in the Preferred Offering warrants to acquire 14.4 million shares of Common Stock, with a 5-year maturity and an exercise price equal to $0.6453, subject to adjustment and the beneficial ownership limitations set forth in the applicable warrant agreement. See *Note 17. Subsequent Events* for further details.

Proceeds were $13.1 million, net of transaction costs, which the Company received on March 30, 2023, and used to fund its equity cure (see *Note 8. Debt*) and consummate the ClickDealer acquisition.

Auditor Change

On August 16, 2022, following a competitive selection process, the Company's Audit Committee approved the engagement of Grant Thornton LLP ("GT") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022. Effective on that same date, the Company dismissed Ernst & Young ("EY") from that role. For further information, refer to the Company's Current Report on Form 8-K filed with the SEC on August 19, 2022.

Human Capital

Our people are vital to our success in the digital marketing services industry. As a human-capital business, the long-term success of our firm depends on our people. We strive to make our employees feel as though they are a number one priority before other interests of the Company. Our goal is to ensure that we have the right talent, in the right place, at the right time. We do that through our commitment to attracting, developing and retaining our associates.

We strive to attract individuals who are people-focused and share our values. We have competitive programs dedicated to selecting new talent and enhancing the skills of our associates. In our recruiting efforts, we strive to have a diverse group of candidates to consider for our roles. To that end, we have strong relationships with a variety of industry associations that represent diverse professionals and with diversity groups on university and college campuses where we recruit.

We have designed a compensation structure, including an array of benefit plans and programs, that we believe is attractive to our current and prospective associates. We also offer our associates the opportunity to participate in a variety of professional and leadership development programs. Our program includes a variety of industry, product, technical, professional, business development, and leadership trainings.

We seek to retain our associates by using their feedback to create and continually enhance programs that support their needs. We have formal annual goal setting and performance review processes for our employees. We have a values-based culture, an important factor in retaining our associates, which is memorialized in a culture "blueprint" that is communicated to all associates. Our training to share and communicate our culture to all associates plays an important part in this process. We are committed to having a diverse workforce, and an inclusive work environment is a natural extension of our culture. We have recently renewed our commitment to ensuring that all our associates feel welcomed, valued, respected and heard so that they can fully contribute their unique talents for the benefit of clients, their careers, our firm and our communities.

We take a proactive approach to philanthropy and driving meaningful change in the world, holding ourselves accountable to leading by example. On an individual level, we provide paid time-off opportunities for volunteering or donating to a cause that matters to each person. We monitor and evaluate various turnover and attrition metrics throughout our management teams. Our annualized voluntary turnover is relatively low, as is the case for turnover of our top performers, a record which we attribute to our strong values-based culture, commitment to career development, and attractive compensation and benefit programs.

Since our technologies can be securely accessed remotely, during the ongoing COVID-19 pandemic, we transitioned to a fully remote workforce. Ongoing feedback from employee surveys indicate that our talent has embraced, and prefers to continue, working in a remote environment. We have prioritized virtual communications, wellness programs, and work-life balance adaptation that has increased engagement and supports our trust-first mentality. Recognizing safety as a priority, once safe to return, our people will have the opportunity to work at our headquarters.

The Company is headquartered in Clearwater, Florida with approximately 454 employees as of December 31, 2022.

Disaggregation of Revenue

The Company has three material revenue streams, which represents disaggregation of services for: (1) customer acquisition, (2) managed services and (3) software services ("SaaS").

- Customer acquisition - The process of identifying and cultivating potential customers (also known as customers or near customers otherwise known as leads) for our customer's business products or services through impressions, clicks and direct messaging (email, push and text/SMS or short message service) based on predefined qualifying characteristics specified by the customer. Revenue is earned based on the cost per action ("CPA") defined within the executed insertion order ("IO") and/or agreed to with the customer.
- Managed Services - The management of a customer's marketing spend and performance, through the utilization of proprietary software delivery platform. Revenue in certain cases, is earned based on a percentage (%) of the customer's total media spend, which is recognized as a net revenue, while other revenue is recognized on a gross basis.

- Software Services ("SaaS") - The application of propriety performance marketing software, which tracks lead counts, sources and channels, pricing and overall spend for each client. The software allows online real-time management of marketing activities and spend to attract potential applicants, sourced through various digital online methods. Revenue is earned by licensing the software to customers under a Software Services ("SaaS") based contract.

Segments Revenue

We classify our operations into three reportable segments: Brand Direct, Marketplace and Technology Solutions.

Under the Brand Direct reportable segment, revenues are earned from fees we charge to our customers when we advertise directly for them under their brand name. In servicing our customers under this reportable segment, the end consumer of our customer interacts directly with our customer and does not interface with the Company's brands at any point during the transaction process. Consumer journeys inside the Brand Direct reportable segment utilize the Company's propriety tool set of Data, Process and Technology which operates in the background of these journeys.

Under the Marketplace reportable segment, we earn revenues from fees we charge to our customers when we advertise their business under our brand name. The end consumer interfaces directly with our brand and may be redirected to our customer based on information obtained during the transaction process. The Marketplace reportable segment utilizes the Company's same propriety tool set of Data, Process and Technology as Brand Direct which operates in the background of these journeys.

Under the Technology Solutions reportable segment, we earn revenues from fees for other services provided to our customers such as the management of digital media services on behalf of our customers as well as our SaaS offering. Revenue in this segment is recognized when control of goods or services is transferred to customers, in amounts that reflect the consideration the Company expects to be entitled to in exchange for those goods and services. Upon satisfaction of the associated performance obligation, the Company recognizes revenue.

Industry Overview

The Company operates as a digital performance marketing engine for companies across numerous industries, including insurance, consumer finance, e-commerce, home services, brand performance, health and wellness and education & career placements. We also operate in managed services that provide better access and control over the advertising spend of our customers, including marketing automation and SaaS. The vertical agnostic brand direct solutions approach allows the number of verticals we serve to expand the Total Addressable Market ("TAM"), and the balance of business across these industries protects our revenue stream from unpredictable market shifts, which we believe, in comparison, is a significant risk faced by vertical-specific, marketplace only companies.

Business Strategies

The Company is a premier digital performance-based marketing company offering a diversified array of digital advertising solutions. We are a major contributor to the structural shift from traditional media to the online and digital arena currently ongoing in the advertising industry. Through our cutting-edge technologies and multi-faceted platforms, the Company enables advertising customers to not only acquire new customers but also to more closely track, monitor and adjust marketing campaigns based on their return on investment.

Competition

The Company is a brand-direct solutions provider that offers a diversified set of advertising and customer acquisition solutions to a wide variety of industries, most comparable to adtech firms such as The TradeDesk, Inc. (NASDAQ:TTD) and LiveRamp Holdings, Inc. (NYSE: RAMP). As a complement to our industry-agnostic offerings, the Company has also developed marketplace solutions that are more vertically oriented to key markets such as insurance, finance, education, health and wellness, which are most comparable to marketplaces offered by EverQuote, Inc. (NASDAQ: EVER), SelectQuote, Inc. (NYSE: SLQT), LendingTree, Inc. (NASDAQ: TREE), QuinStreet, Inc. (NASDAQ: QNST), CarGurus, Inc. (NASDAQ: CARG), and eHealth, Inc. (NASDAQ: EHTH) but with less risk exposure to a single industry.

Customer Concentration

For the years ended December 31, 2022 and 2021, one advertising customer accounted for approximately 23.2% and 13.5% of our total revenues, respectively. We market for advertisers on our platform primarily through utilizing impressions, ad clicks, direct messaging to consumers, leads, and email to sales conversions, directly measuring results and providing accountability. Our initial contract terms for customer acquisition are typically one to three months. Managed services are typically signed for one-month terms with auto-renewal for subsequent period and revenue by licensing the Software to customers under SaaS-based contracts, which is typically one-month with auto-renewal for subsequent months. The large majority of our customers pay on a monthly basis. Our services are billed on a monthly basis for the services provided in the previous month. Our pricing method reflects the price and quantities for the service provided, which is driven by the volume of customer acquisition, includes access to our direct service, technical support and managed services infrastructure. We generally recognize revenues from our leads, services and software platform ratably over the contractual term of the arrangement. We do not charge third-party suppliers who are on our platform to transact with our customers. We believe this approach helps attract more suppliers to our platform and increases the value of our platform.

Our Business

Management of high-quality targeted media sources
In the digital marketing solutions industry, it is essential that advertising service providers are able to acquire and retain high quality media sources that attract targeted users for advertiser customers on a large scale at low cost. This can be particularly challenging given the dynamic nature of the media resources available to advertising service providers. Frequent updates in search engine algorithms and consolidation of media sources result in high costs of retaining high quality media sources. This, combined with high levels of competition by a large number of service providers, drives up costs within the advertising industry.

To combat this challenge, we have built out a channel-agnostic media team that leverages our proprietary first party data asset to buy media, on both the Brand Direct and Marketplace solutions we offer, to connect ad units with consumers who have probability and intent to interact with those ad units. Additionally, we have formed strategic partnerships through acquisitions with other advertising and proprietary media marketing software providers to increase our access to high quality targeted media. Our acquisition of Traverse provide us access to proprietary software to drive meaningful engagement with advertising targets.

Regulation
Our domestic business is subject to a significant number of federal, state and local laws and regulations and our international operations are regulated by various foreign governments and international bodies. We conduct marketing activities, directly and indirectly, via telephone, email and/or through other online and offline marketing channels, which activities are governed by numerous federal and state regulations, such as the Telemarketing Sales Rule, state telemarketing laws, federal and state privacy laws, Europe's General Data Protection Regulation, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, the Telephone Consumer Protection Act, or TCPA, and the Federal Trade Commission Act and its accompanying regulations and guidelines, among others. We are also subject to regulation as a licensed insurance agency for Medicare insurance policies in certain states. In addition, we are subject to laws, rules and regulations regarding data collection, privacy and data security, charitable fundraising, and sweepstakes and promotions, among others. Some of our clients operate in regulated industries, such as financial services, credit repair, consumer and mortgage lending, healthcare and medical services and secondary education, and, to the extent applicable, we must comply with the laws, rules and regulations applicable to marketing activities in those industries.

Macroeconomic conditions
During 2020 and 2021, the U.S. economy increasingly suffered the adverse effects of the COVID-19 economic and health crisis. Macroeconomic factors, such as the level of interest rates, credit availability and the level of unemployment, including during economic downturns and global pandemics, all had an adverse impact on our customers' costs of services and their demand for our services and our revenues. By late 2021, the auto insurance industry began to experience significant economic macro headwinds which resulted in 14 of the 20 largest private auto insurers experiencing double-digit declines in loss ratios.

Additionally, in 2022, persistent inflationary pressures leading to rising costs across all goods and services continued to intensify recessionary fears. Exceptional inflation and supply chain issues have continued to plague the insurance market as we experience unparalleled market volatility. Specifically, within the auto insurance industry, increased claims costs continue to suppress insurance carrier marketing spend extending the expected recovery as carriers remain cautious.

These and other difficulties faced by our customers have magnified due to hardships in the economy which could cause a reduction in their advertising budgets as they seek to manage expenses in general. Conversely, to an extent, we believe that the digital media advertising industry is also counter-cyclical to macroeconomic conditions since some customers increase their advertising and promotion efforts in times where consumers are more difficult to acquire. This enables us to ease the downward impact on our revenues during a downturn in the economy.

Role of Board of Directors in Risk Oversight Process
Our board of directors has responsibility for the oversight of our risk management and, either as a whole or through its audit committee, regularly discusses with management our risk management processes and major risk exposures, including their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Available Information

Our website is www.DigitalMediaSolutions.com. Interested readers can access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Act, through the SEC website at www.sec.gov and searching with our ticker symbol "DMS." Such reports are generally available the day they are filed. Upon request, we will furnish interested readers a paper copy of such reports free of charge by contacting Investor Relations at investors@dmsgroup.com.

Item 1A. Risk Factors.

Summary of Risk Factors

The following summarizes the significant factors, events and uncertainties that could create risk with an investment in our securities. The events and consequences discussed in these risk factors could, in circumstances we may not be able to accurately predict, recognize or control, have a material adverse effect on our business, growth, strategy, financial condition, operating results, cash flows, liquidity, and stock price. These risk factors do not identify all risks that we face; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. We group these risk factors into four categories:

– *Risks related to our business:*
  - changes in client demand for our services and our ability to adapt to such changes;
  - we participate in highly competitive markets, and the entry of new competitors in these markets;
  - the ability to maintain and attract consumers and advertisers in the face of changing economic or competitive conditions;
  - dependence on search engines, display advertising, social media, email, and content-based online advertising and other online sources to attract consumers;
  - if our messages are not delivered and accepted or are routed by messaging providers less favorably than other messages, or if our sites are not accessible or are treated disadvantageously by internet service providers;
  - the ability to maintain, grow and protect the data DMS obtains from consumers and advertisers;
  - the performance of DMS technology infrastructure;
  - operating our business outside of the U.S. makes us susceptible to the various risks of doing business internationally, such lower revenues, increase in costs, reduction in profits, disruption to business or damage to reputation;
  - the ability to successfully source and complete acquisitions and to integrate the operations of companies DMS acquires;
  - our substantial levels of indebtedness, and maintaining covenants under our credit facility;
  - litigation could distract management, increase our expenses or subject us to material money damages and other remedies;
  - the change in fair value of our private placement warrants at each reporting period and the potential that such change may adversely affect our net (loss) income in our consolidated statements of operations;
  - dependence on key personnel to operate our business, and our management team has limited experience with international operations and managing a public company;
  - our goodwill or intangibles assets may become impaired and the potential that such change may adversely affect our net (loss) income in our consolidated statements of operations; and
  - foreign exchange rate fluctuations could result in significant foreign currency gains and losses and affect our results of operations.

– *Risks related to intellectual property:*
  - the ability to protect DMS intellectual property rights; and
  - we may face litigation and liability due to claims of infringement of third-party intellectual property rights.

– *Risks related to government regulation:*
  - our businesses are heavily regulated, and are subject to a variety of international, federal, state, and local laws;
  - federal, state and international laws regulating telephone and messaging marketing practices impose certain obligations on advertisers, which could reduce our ability to expand our business; and
  - changes in applicable laws or regulations and the ability to maintain compliance.

– *Risks related to our capital stock and warrants and other business risks:*
  - we are a holding company and our only material asset is our indirect interest in DMS, and we are accordingly dependent upon DMS distributions;
  - we are required under the Tax Receivable Agreement to make payments to the Majority Shareholders (as defined below) in respect of certain tax benefits and certain refunds of pre-Closing taxes of DMS and Blocker Corp, and such payments may be substantial;

- the ability to improve and maintain adequate internal controls over financial and management systems;
- our large shareholders have significant influence over us;
- volatility in the trading price on NYSE of our common stock and warrants; and
- fluctuations in value of our private placement warrants.

Risks Related to Our Business

Our business is dependent on our relationships with advertisers with few long-term contractual commitments. If advertisers stop purchasing consumer engagement or referrals from us, decrease the amount they are willing to spend per engagement or referral, or if we are unable to establish and maintain new relationships with advertisers, our business, results of operations and financial condition could be materially adversely affected.

A substantial majority of our revenue is derived from sales of consumer engagements in the forms of referrals to our advertisers clients. Our relationships with advertisers are dependent on our ability to deliver quality engagements and referrals in the form of clicks, leads, calls and customers at attractive volumes and prices. If advertisers are not able to acquire their preferred engagements and referrals in our marketplaces and through our brand direct solutions, they may stop buying engagements and referrals from us or may decrease the amount they are willing to spend for engagements and referrals. Our agreements with advertisers are almost entirely short-term agreements, and advertisers can stop participating in our marketplaces and through our brand direct solutions at any time with no notice. As a result, we cannot guarantee that advertisers will continue to work with us or, if they do, the number of engagements and referrals they will purchase from us, the price they will pay per engagement and referral or their total spend with us. In addition, we may not be able to attract new advertisers to our marketplaces and our brand direct solutions or increase the amount of revenue we earn from advertisers over time.

If we are unable to maintain existing relationships with advertisers in our marketplaces and through our brand direct solutions or are unable to add new advertisers, we may be unable to offer our consumers the experience they expect. This deficiency could reduce consumers' confidence in our services, making us less popular with consumers. As a result, consumers could cease to use us or use us at a decreasing rate.

Customer Concentration Creates Risk for Our Business.

For the years ended December 31, 2022 and 2021, one advertising customer accounted for approximately 23.2% and 13.5% of our total revenues, respectively. We expect that sales to this advertising customer will continue to be a significant contributor to our Net revenue. Certain parts of our business may continue to have a high customer concentration and depend disproportionately on a few large customers. To the extent that such a large customers fail to meet their purchase commitments, change their ordering patterns or business strategies, or otherwise reduce their purchases or stop purchasing our products, or if we experience difficulty in meeting the high demand by these larger customers for our products, our revenues and results of operations could be adversely affected.

We depend on search engines, display advertising, social media, email, content-based online advertising and other online sources to attract consumers to our websites, marketplaces, or through our brand direct solutions and if we are unable to cost-effectively attract consumers and convert them into sales for our advertisers, our business and financial results may be harmed.

Our success depends on our ability to attract online consumers to our websites, marketplaces or through our brand direct solutions and convert those consumers into sales for our advertisers. We depend, in part, on search engines, display advertising, social media, email, content-based online advertising and other online sources for our website traffic. We are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement and, separately, organic searches that depend upon the content on our sites.

Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for website traffic were to modify its general methodology for how it displays our advertisements, resulting in fewer consumers clicking through to our websites, our business could suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers' use of ad-blocking software, our business could suffer.

If one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose consumer traffic to our websites, and a decrease in consumer traffic to our websites, for any reason, could have a material adverse effect on our business, financial condition and results of operations. Consumer traffic to our websites and the volume of sales generated by consumer traffic varies and can decline from to time. Additionally, even if we are successful in generating traffic to our websites, we may not be able to convert these visits into consumer sales.

We currently compete with numerous other online marketing companies, and we expect that competition will intensify. Some of these existing competitors may have more capital or complementary products or services than we do, and they may leverage their greater capital or diversification in a manner that adversely affects our competitive position. In addition, other newcomers, including major search engines and content aggregators, may be able to leverage their existing products and services to our disadvantage. We may be forced to expend significant resources to remain competitive with current and potential competitors. If any of our competitors are more successful than we are at attracting and retaining consumers, or if we are unable to effectively convert visits into consumer sales, our business, financial condition and results of operations could be materially adversely affected.

We compete with other media for advertising spend from our advertisers, and if we are unable to maintain or increase our share of the advertising spend of our advertisers, our business could be harmed.

We compete for advertising spend with traditional offline media such as television, billboards, radio, magazines and newspapers, as well as online sources such as websites, social media and websites dedicated to providing information comparable to that provided in our websites, marketplaces and through our brand direct solutions. Our ability to attract and retain advertisers, and to generate advertising revenue from them, depends on a number of factors, including:

- the ability of our advertisers to earn an attractive return on investment from their spending with us;
- our ability to increase the number of consumers using our marketplaces and brand direct solutions;
- our ability to compete effectively with other media for advertising spending; and
- our ability to keep pace with changes in technology and the practices and offerings of our competitors.

We may not succeed in retaining or capturing a greater share of our advertisers' advertising spending compared to alternative channels. If our current advertisers reduce or end their advertising spending with us and we are unable to increase the spending of our other advertisers or attract new advertisers, our revenue and business and financial results would be materially adversely affected.

In addition, advertising spend remains concentrated in traditional offline media channels. Some of our current or potential advertisers have little or no experience using the internet for advertising and marketing purposes and have allocated only limited portions of their advertising and marketing budgets to the internet. The adoption of online marketing may require a cultural shift among advertisers as well as their acceptance of a new way of conducting business, exchanging information and evaluating new advertising and marketing technologies and services. This shift may not happen at all or at the rate we expect, in which case our business could suffer. Furthermore, we cannot assure you that the market for online marketing services will continue to grow. If the market for online marketing services fails to continue to develop or develops more slowly than we anticipate, the success of our business may be limited, and our revenue may decrease.

If consumers do not find value in our services or do not like the consumer experience on our platform, the number of engagement or referrals in our marketplaces and through our brand direct solutions may decline, and our business, results of operations and financial condition could be materially adversely affected.

If we fail to provide a compelling experience to our consumers through our web platforms (i.e., our desktop and mobile experiences which include both tablets and phones), the number of consumer engagements or referrals purchased from us will decline, and advertisers may terminate their relationships with us or reduce their spending with us. If advertisers stop offering products in our marketplaces and through our brand direct solutions, we may not be able to maintain and grow our consumer traffic, which may cause other advertisers to stop using our marketplaces and our brand direct solutions. We believe that our ability to provide a compelling web platform experience is subject to a number of factors, including:

- our ability to maintain marketplaces and brand direct solutions for consumers and advertisers that efficiently captures user intent and effectively delivers relevant information to each individual consumer;
- our ability to continue to innovate and improve our marketplaces and our brand direct solutions;
- our ability to launch new vertical offerings that are effective and have a high degree of consumer and advertiser engagement;
- our ability to maintain the compatibility of our mobile applications with operating systems, such as iOS and Android, and with popular mobile devices running such operating systems; and
- our ability to access a sufficient amount of data to enable us to provide relevant information to consumers. If the use of our marketplaces and brand direct solutions declines or does not continue to grow, our business and operating results would be harmed.

We rely on the data provided to us by consumers and advertisers to improve our product and service offerings, and if we are unable to maintain or grow such data we may be unable to provide consumers with an experience that is relevant, efficient and effective, which could adversely affect our business.

Our business relies on the data provided to us by consumers and advertisers using our brand direct, marketplace and technology solutions. The large amount of information we use in operating our marketplaces and brand direct solutions is critical to the web platform experience we provide for consumers. If we are unable to maintain or grow the data provided to us, the value that we provide to consumers and advertisers using our marketplaces and our brand direct solutions may be limited. In addition, the quality, accuracy and timeliness of this information may suffer, which may lead to a negative experience for consumers using our marketplaces and our brand direct solutions and could materially adversely affect our business and financial results.

If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or if our sites are not accessible or treated disadvantageously by internet service providers, our business may be substantially harmed.

If email providers or internet service providers, or ISPs, implement new or more restrictive email or content delivery or accessibility policies, including with respect to net neutrality, it may become more difficult to deliver emails to consumers or for consumers to access our websites and services. For example, certain email providers, including Google, may categorize our emails as "promotional," and these emails may be directed to an alternate, and less readily accessible, section of a consumer's inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to consumers in a manner compatible with email providers' email handling or authentication technologies, our ability to contact consumers through email could be significantly restricted. In addition, if we are placed on "spam" lists or lists of entities that have been involved in sending unwanted, unsolicited emails, our operating results and financial condition could be substantially harmed. Further, if ISPs prioritize or provide superior access to our competitors' content, our business and results of operations may be adversely affected.

Advertisers who use our marketplaces and brand direct solutions can offer products and services outside of our marketplaces and brand direct solutions or obtain similar services from our competitors.

Because generally we do not have exclusive relationships with advertisers, consumers may purchase products from them without having to use our marketplaces and brand direct solutions. Advertisers can attract consumers directly through their own marketing campaigns or other traditional methods of distribution, such as referral arrangements, physical storefront operations or broker agreements. Advertisers also may offer information to prospective customers online directly, through one or more online competitors of our business, or both. If our advertisers determine to compete directly with us or choose to favor one or more of our competitors, they could cease providing us with information and terminate any direct interactions we have with their online workflows, customer relationship management systems and internal platforms, which would reduce the breadth of the information available to us and could put us at a competitive disadvantage against their direct marketing efforts or our competitors that retain such access. If consumers seek products directly from advertisers or through our competitors, or if advertisers cease providing us with access to their systems or information, the number of consumers searching for products on our marketplaces and through our brand direct solutions may decline, and our business, financial condition and results of operations could be materially adversely affected.

If we are unable to develop new offerings, achieve increased consumer adoption of those offerings or penetrate new vertical markets, our business and financial results could be materially adversely affected.

Our success depends on our continued innovation to provide product and service offerings that make our marketplaces, brand direct and technology solutions useful for consumers. These new offerings must be widely adopted by consumers in order for us to continue to attract advertisers to our marketplaces and brand direct solutions. Accordingly, we must continually invest resources in product, technology and development in order to improve the comprehensiveness and effectiveness of our marketplaces and brand direct solutions and their related product and service offerings and effectively incorporate new internet technologies into them. These product, technology and development expenses may include costs of hiring additional personnel and of engaging third-party service providers and other research and development costs.

Without innovative marketplaces and brand direct solutions and related product and service offerings, we may be unable to attract additional consumers or retain current consumers, which could adversely affect our ability to attract and retain advertisers who want to participate in our marketplaces and through our brand direct solutions, which could, in turn, harm our business and financial results. In addition, while we have historically concentrated our efforts on the home and auto insurance, consumer finance, education, home services and health and wellness markets, we will need to penetrate additional vertical markets, such as health insurance, life insurance and charitable giving / nonprofits, in order to achieve our long-term growth goals. Our success in the home and auto insurance, consumer finance, education, home services and health and wellness markets depends on our deep understanding of these industries. In order to penetrate new vertical markets, we will need to develop a similar understanding of those new markets and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources and we may not be successful. In addition, these new vertical markets may have specific risks associated with them. If we fail to penetrate new vertical markets successfully, our revenue may grow at a slower rate than we anticipate and our financial condition could suffer.

If we fail to build and maintain our brand, our ability to expand the use of our marketplaces and brand direct solutions by consumers and advertisers may be adversely affected.

Our future success depends upon our ability to create and maintain brand recognition and a reputation for delivering easy, efficient and personal solutions. A failure by us to build our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain consumers, which could adversely affect our business. If consumers do not perceive our marketplaces and brand direct solutions as a better web platform experience, our reputation and the strength of our brand may be adversely affected.

Some of our competitors have more resources than we do and can spend more advertising their brands and services. As a result, we are required to spend considerable money and other resources to create brand awareness and build our reputation. Should the need or competition for top-of-mind awareness and brand preference increase, we may not be able to build brand awareness, and our efforts at building, maintaining and enhancing our reputation could fail. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.

Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers, data privacy and security issues, and other aspects of our business, whether valid or not, could diminish confidence and participation in our marketplaces and brand direct solutions and could adversely affect our reputation and business. There can be no assurance that we will be able to maintain or enhance our brand, and failure to do so would harm our business growth prospects and operating results.

Our marketing efforts may not be successful.

We currently rely on performance marketing channels that must deliver on metrics that are selected by our advertisers and are subject to change at any time. We are unable to control how our advertisers evaluate our performance. Certain of these metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our business. In addition, the metrics we provide may differ from estimates published by third parties or from similar metrics of our competitors due to differences in methodology. If our advertisers do not perceive our metrics to be accurate, or if we discover material inaccuracies in our metrics, it could adversely affect our online marketing efforts and business.

If we fail to manage future growth effectively, our business could be materially adversely affected.

We have at times experienced rapid growth and anticipate further growth. This growth has placed significant demands on management and our operational infrastructure. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our services and efficiency of our operations could suffer and we may not be able to execute on our business plan, which could harm our brand, results of operations and overall business.

Failure to increase our revenue or reduce our sales and marketing expense as a percentage of revenue would adversely affect our financial condition and profitability.

We expect to make significant future investments to support the further development and expansion of our business, and these investments may not result in increased revenue or growth on a timely basis or at all. Furthermore, these investments may not decrease as a percentage of revenue if our business grows. There can be no assurance that these investments will increase revenue or that we will eventually be able to decrease our sales and marketing expense as a percentage of revenue, and failure to do so would adversely affect our financial condition and profitability.

We participate in a highly competitive market, and pressure from existing and new companies may adversely affect our business and operating results.

We face significant competition from companies that provide information and services designed to help consumers shop for products comparable to those offered through our websites, marketplaces and through our brand direct solutions and to enable advertisers to reach these consumers. Our competitors offer various products and services that compete with us. Some of these competitors include: companies that operate, or could develop, insurance search websites, consumer finance search websites, educational / career enhancement search websites, home services search websites, and other comparison search type websites in the verticals in which we compete with marketplace and brand direct solutions; media sites, including websites dedicated to providing multiple quote insurance information and financial services information generally; internet search engines; and individual insurance providers, including through the operation of their own websites, physical storefront operations and broker arrangements. We compete with these and other companies for a share of advertisers' overall budget for online and offline media marketing and referral spend. To the extent that advertisers view alternative marketing and media strategies to be superior to our marketplaces and brand direct solutions, we may not be able to maintain or grow the number of advertisers using, and advertising on, our marketplaces and through our brand direct solutions, and our business and financial results may be harmed.

We also expect that new competitors will enter the industries in which we operate with competing marketplaces and brand direct solutions, products and services, which could have an adverse effect on our business and financial results.

Our competitors could significantly impede our ability to maintain or expand the number of consumers and advertisers using our marketplaces and brand direct solutions. Our competitors also may develop and market new technologies that render our marketplaces and brand direct solutions less competitive, unmarketable or obsolete. In addition, if our competitors develop marketplaces and brand direct solutions with similar or superior functionality to ours, and our web traffic declines, we may need to decrease our consumer engagement and referral and advertising fees. If we are unable to maintain our current pricing structure due to competitive pressures, our revenue would likely be reduced and our financial results would be adversely affected.

Our existing and potential competitors may have significantly more financial, technical, marketing and other resources than we have, and the ability to devote greater resources to the development, promotion and support of their marketplaces and brand direct solutions, products and services. In addition, they may have more extensive industry relationships than we have, longer operating histories and greater name recognition. As a result, these competitors may be able to respond more quickly with new technologies and to undertake more extensive marketing or promotional campaigns than we can. In addition, to the extent that any of our competitors have existing relationships with advertisers for marketing or data analytics solutions, those advertisers may be unwilling to partner with us. If we are unable to compete with these competitors, the demand for our marketplaces and brand direct solutions and related products and services could substantially decline.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our business and financial results.

Advertisers on our marketplaces and through our brand direct solutions may not provide competitive levels of service to consumers, which could materially adversely affect our brand and business and our ability to attract consumers.

Our ability to provide consumers with a high quality and compelling web platform experience depends, in part, on consumers receiving competitive prices, convenience, customer service and responsiveness from advertisers with whom they are matched on our marketplaces and through our brand direct solutions. If these providers do not meet or exceed consumer expectations with competitive levels of convenience, customer service, price and responsiveness, the value of our brand may be harmed, our ability to attract consumers to our marketplaces and brand direct solutions may be limited and the number of consumers matched through our marketplaces and brand direct solutions may decline, which could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to maintain and improve the technology infrastructure necessary to send marketing messages, which include emails, SMS and push notifications, and to operate our websites, and any significant disruption in service on our email network infrastructure or websites could result in a loss of consumers, which could harm our business, brand, operating results and financial condition.

Our brand, reputation and ability to attract consumers and advertisers depend on the reliable performance of our technology infrastructure and content delivery. We use messages to attract consumers to our marketplaces and brand direct solutions. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be prolonged and harmful to our business. If our websites are unavailable when users attempt to access them, or if they do not load as quickly as expected, users may not return as often in the future, or at all. As our user base and the amount of information shared on our websites continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on our infrastructure and services to handle the traffic on our websites and to help shorten the length of or prevent system interruptions. The operation of these systems is expensive and complex and we could experience operational failures. Interruptions, delays or failures in these systems, whether due to earthquakes, adverse weather conditions, other natural disasters, power loss, computer viruses, cybersecurity attacks, physical break-ins, terrorism, errors in our software, architecture flaws or performance defects in our proprietary technology or otherwise, could be prolonged and could affect the security or availability of our websites and applications, and prevent consumers from accessing our services. Such interruptions also could result in third-parties accessing our confidential and proprietary information, including our intellectual property or consumer information. Problems with the reliability or security of our systems could harm our reputation, our ability to protect our confidential and proprietary information, result in a loss of users of our marketplaces and brand direct solutions or result in additional costs. If we do not maintain or expand our network infrastructure successfully or if we experience operational failures or prolonged disruptions or delays in the availability of our systems or a significant search engine, we could lose current and potential consumers, which could harm our operating results and financial condition.

Substantially all of the communications, network and computer hardware used to operate our websites are located in the United States in Amazon Web Services data centers and other colocation hosting providers. We do not own or control the operation of these facilities. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of these events could result in damage to our systems and hardware or could cause them to fail. In addition, we may not have sufficient protection or recovery plans in certain circumstances.

Problems faced by our third-party web hosting providers could adversely affect the experience of users of our marketplaces and through our brand direct solutions. Our third-party web hosting providers could close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by our third-party web hosting providers or any of the service providers with whom they contract may have adverse effects on our business, the nature and extent of which are difficult to predict. If our third-party web hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

Any errors, defects, disruptions or other performance or reliability problems with our network operations could cause interruptions in access to our marketplaces and brand direct solutions as well as delays and additional expense in arranging new facilities and services and could harm our reputation, business, operating results and financial condition. Although we carry business interruption insurance, it may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our service as a result of system failures.

We depend on third-party website publishers for a significant portion of our visitors, and any decline in the supply of media available through these websites or increase in the price of this media could cause our revenue to decline or our cost to reach visitors to increase.

A portion of our revenue is attributable to visitors originating from advertising placements that we purchase on third-party websites. In some instances, website publishers may change the advertising inventory they make available to us at any time and, therefore, impact our revenue. In addition, website publishers may place restrictions on our offerings. These restrictions may prohibit advertisements from specific clients or specific industries, or restrict the use of certain creative content. If a website publisher decides not to make advertising inventory available to us, or decides to demand a higher revenue share or places significant restrictions on the use of such inventory, we may not be able to find advertising inventory from other websites that satisfy our requirements in a timely and cost-effective manner. In addition, the number of competing online marketing service providers and advertisers that acquire inventory from websites continues to increase. Consolidation of website publishers could eventually lead to a concentration of desirable inventory on a small number of websites or networks, which could limit the supply of inventory available to us or increase the price of inventory to us. If any of the foregoing occurs, our revenue could decline or our operating costs may increase.

If we are unable to successfully respond to changes in the market, our business could be harmed.

While our business has grown rapidly as consumers and advertisers have increasingly accessed our marketplaces and brand direct solutions, we expect that our business will evolve in ways that may be difficult to predict. For example, we anticipate that over time we may reach a point when investments in new user traffic are less productive and the continued growth of our revenue will require more focus on developing new product and service offerings for consumers and advertisers, expanding our marketplaces and brand direct solutions into new international markets and new industries to attract new advertisers, and increasing our customer engagement and referral and advertising fees. It is also possible that consumers and advertisers could broadly determine that they no longer believe in the efficiency and effectiveness of our marketplaces and brand direct solutions. Our continued success will depend on our ability to successfully adjust our strategy to meet the changing market dynamics. If we are unable to do so, our business could be harmed and our results of operations and financial condition could be materially adversely affected.

We expect our results of operations to fluctuate on a quarterly and annual basis.

Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of consumers and advertisers using our marketplaces and brand direct solutions and the size and seasonal variability of the marketing budgets of our advertisers. In addition, our advertisers' industries are each subject to their own cyclical trends and uncertainties. Fluctuations and variability across these different verticals may affect our revenue. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

Unfavorable global economic conditions, which can be impacted by various global events such as health crises, political instability or military conflicts, could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from the COVID-19 pandemic or escalating military conflicts, which may result in various economic sanctions and regulations. The most recent global financial crisis caused by the coronavirus outbreak has resulted in extreme volatility and disruptions in the capital and credit markets. In addition, the recent conflicts between Russia and Ukraine have resulted in significant sanctions and other regulations and changes that have impacted global trade. While these events may not have direct material impacts on our business, they can result in disruptions in the capital and credit markets, changing regulation, changes in trade agreements, reduced alternatives or failures of significant financial institutions, which can indirectly impact our results of operations and our access to liquidity or the capital markets, as well as have significant impacts on our customers and the various market participants with which we engage. A severe or prolonged economic downturn could also result in a variety of risks to our business, including weakened demand for our marketplaces and brand direct solutions and related products and services or delays in advertiser payments. A weak or declining economy could also strain our media supply channels.

Additionally, our business relies heavily on people, and adverse events such as health-related concerns about working in our call centers, the inability to travel and other matters affecting the general work environment could harm our business. While we do not anticipate any material impact to our business operations as a result of COVID-19 or the conflict in Ukraine, in the event of a major disruption caused by such global events, we may lose the services of a number of our employees or experience system interruptions, which could lead to diminishment of our regular business operations, inefficiencies and reputational harm. We are also unsure what actions our advertisers and other partners may take in response to such events. Any of the foregoing could harm our business and we cannot anticipate all the ways in which such events could adversely impact our business.

We often have long sales cycles, which can result in significant time between initial contact with a prospect and execution of an advertiser agreement, making it difficult to project when, if at all, we will obtain new advertisers and when we will generate revenue from those advertisers.

Our sales cycle, from initial contact to contract execution and implementation can take significant time. Our sales efforts involve educating our advertisers about the use, technical capabilities and benefits of our marketplaces and brand direct solutions. Some of our advertisers undertake an evaluation process that frequently involves not only our marketplaces and brand direct solutions but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new advertisers and begin generating revenue from these new advertisers. Even if our sales efforts result in obtaining a new advertiser, under our usage-based pricing model, the advertiser controls when and to what extent it uses our marketplaces and brand direct solutions. As a result, we may not be able to add advertisers, or generate revenue, as quickly as we may expect, which could harm our revenue growth rates.

Our past growth may not be indicative of our future growth, and our revenue growth rate may decline in the future.

Our Company's operations and their related revenues and results of operations have significantly changed over the last several years. This change may not be indicative of our future growth, if any, and we will not be able to grow as expected, or at all, if we do not accomplish the following:

- increase the number of consumers using our marketplaces and brand direct solutions;
- maintain and expand the number of advertisers that use our marketplaces and brand direct solutions or our revenue per provider;
- further improve the quality of our marketplaces and brand direct solutions, and introduce high-quality new products;
- increase the number of shoppers acquired by advertisers on our marketplaces and brand direct solutions;
- timely adjust marketing expenditures in relation to changes in demand for the underlying products and services offered by our advertisers;
- maintain brand recognition and effectively leverage our brand; and
- attract and retain management and other skilled personnel for our business.

Our revenue growth rates may also be limited if we are unable to achieve high market penetration rates as we experience increased competition. If our revenue or revenue growth rates decline, investors' perceptions of our business may be adversely affected and the market price of our common stock could decline.

We collect, process, store, share, disclose and use consumer information and other data, and our actual or perceived failure to protect such information and data or respect users' privacy could damage our reputation and brand and harm our business and operating results.

Use of our marketplaces and brand direct solutions involves the storage and transmission of consumers' information, including personal information, and security breaches could expose us to a risk of loss or exposure of this information which could result in potential liability, litigation and remediation costs, as well as reputational harm, all of which could materially adversely affect our business and financial results. For example, unauthorized parties could steal our users' names, email addresses, physical addresses, phone numbers and other information that we collect when providing consumer engagements and referrals. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of the personal information we collect from advertisers.

Like all information systems and technology, our websites and information systems may be subject to computer viruses, break-ins, phishing, impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website shutdowns, or could cause loss of critical data or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information. Although we have a chief information officer who coordinates our cybersecurity measures, policies and procedures, and our chief information officer reports to the Board regarding these matters at least quarterly, we cannot be certain that our efforts will be able to prevent breaches of the security of our information systems and technology. In addition, although we have cybersecurity insurance, we may not be able to retain such insurance on economic terms in the future or at all, and we cannot be certain that our insurance will cover us fully for any losses that we may experience, including with respect to any potential ransomware attacks we may experience. If we experience compromises to our security that result in websites performance or availability problems, the complete shutdown of our websites or the loss or unauthorized disclosure, access, acquisition, alteration or use of confidential information, consumers and advertisers may lose trust and confidence in us, and consumers and advertisers may decrease the use of our website or stop using our website entirely. Further, outside parties may attempt to fraudulently induce employees, consumers or advertisers to disclose sensitive information in order to gain access to our information or consumers' or advertisers' information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures.

Any or all of the issues above could adversely affect our ability to attract new users and increase engagement by existing users, cause existing users to curtail or stop use of our marketplaces and brand direct solutions, cause existing advertisers to cancel their contracts or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, thereby harming our business, results of operations and financial condition. Although we are not aware of any material information security incidents to date, we have detected common types of attempts to attack our information systems and data using means that have included viruses and phishing.

There are numerous federal, state and local laws in the United States and around the world regarding privacy and the collection, processing, storing, sharing, disclosing, using, cross-border transfer and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with, may result in regulatory fines or penalties, and may be inconsistent between countries and jurisdictions or conflict with other rules.

We are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices or that new regulations could be enacted. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental investigations, enforcement actions, regulatory fines, litigation or public statements against us by consumer advocacy groups or others, and could cause consumers and advertisers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding privacy, data protection and cross-border transfers of consumer information could cause us to delay planned uses and disclosures of data to comply with applicable privacy and data protection requirements. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put consumer or advertiser information at risk and could in turn harm our reputation, business and operating results. This risk exists both with respect to our vendors and partners (who may employ less rigorous compliance standards than our own) and our clients (who may have expectations on their legal right to freely make use of consumer data which we may provide them).

We currently operate primarily in the United States. To the extent that we determine to expand our business internationally, we will encounter additional risks, including different, uncertain or more stringent laws relating to consumer protection and data privacy rights.

We may be unable to halt the operations of websites that aggregate or misappropriate our data.

From time to time, third parties may misappropriate our data through website scraping, robots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites may misappropriate data in our marketplaces and brand direct solutions and attempt to imitate our brand or the functionality of our website. If we become aware of such websites, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may not be adequate to protect us against the effect of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

We are subject to a number of risks related to the credit card and debit card payments we accept from advertisers.

We sometimes accept payments from advertisers through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees may require us to increase the prices we charge and would increase our operating expenses, either of which could harm our business, financial condition and results of operations.

We currently rely on multiple third-party vendors to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business may be disrupted if these vendors become unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. If our processing vendors fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our advertisers' credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The significance of our operations outside of the U.S. makes us susceptible to the risks of doing business internationally, which could lower our revenues, increase our costs, reduce our profits, disrupt our business, or damage our reputation.

With the acquisition of ClickDealer, we have expanded our brand direct business outside of the U.S. and its territories, which exposes us to certain challenges and risks, many of which are outside of our control, and which could materially reduce our revenues or profits, materially increase our costs, result in significant liabilities or sanctions, significantly disrupt our business, or significantly damage our reputation. These challenges and risks include: (1) compliance with complex and changing laws, regulations, and government policies, including sanctions, that could have a material negative impact on our operations or our ability to pursue development opportunities, cause reputational damage, or otherwise affect us; (2) the difficulties involved in managing an organization doing business in many different countries; (3) uncertainties regarding the interpretation of local laws and the enforceability of contract and intellectual property rights under local laws; and (4) rapid changes in government policy, political or civil unrest, acts of terrorism, war, pandemics or other health emergencies, border control measures or other travel restrictions, or the threat of international boycotts or U.S. anti-boycott legislation. Due to our lack of experience with international operations and developing and managing sales and distributions channels in international markets, our international expansion may not be successful.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers, advertisers and other constituents within our advertisers' industries as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

- regulatory hurdles;
- failure of anticipated benefits to materialize;
- diversion of management time and focus from operating our business to addressing acquisition integration challenges;

- coordination of technology, research and development, and sales and marketing functions;
- transition of the acquired company's consumers and data to our marketplaces and brand direct solutions;
- retention of employees from the acquired company;
- cultural challenges associated with integrating employees from the acquired company into our organization;
- integration of the acquired company's products or technology;
- integration of the acquired company's accounting, management information, human resources and other administrative systems;
- the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;
- potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect on our operating results in a given period;
- acquisition targets may participate in markets, jurisdictions and verticals where our lack of experience makes an immediate assessment of, and preparation for, possible risks difficult;
- potential liabilities for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
- litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions also could result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expense or impairment charges associated with acquired intangible assets or goodwill, any of which could harm our financial condition.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

We intend to continue to make investments to support our growth and may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to increase our marketing expenditures to improve our brand awareness, develop new product and service offerings or further improve our marketplaces and brand direct solutions and existing product and service offerings, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Volatility in the credit markets also may have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be materially adversely affected.

Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.

We may be involved from time to time in various additional legal proceedings, including, but not limited to, actions relating to breach of contract, breach of federal and state privacy laws, and intellectual property infringement that might necessitate changes to our business or operations. Regardless of whether any claims against us have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management's time away from our operations. If any legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results.

We conduct marketing activities, directly and indirectly, via telephone, email and/or through other online and offline marketing channels, which general marketing activities are governed by numerous federal and state regulations, such as the Telemarketing Sales Rule, state telemarketing laws, federal and state privacy laws, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, the Telephone Consumer Protection Act, or TCPA, and the Federal Trade Commission Act and its accompanying regulations and guidelines, among others. In addition to being subject to action by regulatory agencies, some of these laws, like the TCPA, allow private individuals to bring litigation against companies for breach of these laws. We are also dependent on our third-party partners to comply with applicable laws. For example, we often depend upon our third-party partners to obtain consent from consumers to receive telemarketing calls in compliance with the

TCPA. We may be alleged to have indemnification obligations to third-party for alleged breaches of privacy laws like the TCPA, which could increase our defense costs and require that we pay damages if there were an adverse ruling in any such claims. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Companies in the internet, technology and media industries are frequently subject to allegations of infringement or other violations of intellectual property rights. We plan to vigorously defend our intellectual property rights and our freedom to operate our business; however, regardless of the merits of the claims, intellectual property claims are often time consuming and extremely expensive to litigate or settle and are likely to continue to divert managerial attention and resources from our business objectives. Successful infringement claims against us could result in significant monetary liability or prevent us from operating our business or portions of our business. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third-parties altogether. Many of our contracts require us to provide indemnification against third-party intellectual property infringement claims, which would increase our defense costs and may require that we pay damages if there were an adverse ruling in any such claims. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

With the acquisition of ClickDealer, we have expanded our business internationally and therefore may encounter additional risks, including different, uncertain or more stringent laws relating to intellectual property rights and protection.

Our existing indebtedness and any future indebtedness could adversely affect our ability to operate our business.

As of December 31, 2022 we had $221.6 million and $40.0 million outstanding under our Term Loan and our Revolving Facility, respectively, and in the future we could incur indebtedness beyond our Credit Facility.

Borrowing on our credit facility, combined with our existing and potential future financial obligations and contractual commitments, could have significant adverse consequences, including:

- requiring us to dedicate a portion of our cash resources to the payment of interest and principal, reducing money available to fund working capital, capital expenditures, product development and other general corporate purposes;
- increasing our vulnerability to adverse changes in general economic, industry and market conditions;
- subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

Any indebtedness we incur under our current credit facility will bear interest at a variable rate, which would make us vulnerable to increases in the market rate of interest. If the market rate of interest increases substantially, we would have to pay additional interest, which would reduce cash available for our other business needs. We intend to satisfy any future debt service obligations with our existing cash and cash equivalents and cash flows from operations.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs, which may in turn impair our growth.

We intend to continue to grow our business, which will require additional capital to develop new features or enhance our platforms, improve our operating infrastructure, finance our working capital requirements, or acquire complementary businesses and technologies. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our existing credit facility in an amount sufficient to fund our working capital needs. Accordingly, we may need to engage in additional equity or debt financings to secure additional capital. We cannot assure you that we would be able to locate additional financing on commercially reasonable terms or at all. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If our cash flows and credit facility borrowings are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all. In addition, in the absence of sufficient cash flows from operations, we might be unable to meet our obligations under our credit facility, and we may therefore be at risk of default thereunder. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we are unable to secure additional funding on favorable terms, or at all, when we require it, our ability to continue to grow our business to react to market conditions could be impaired and our business may be harmed.

We have entered into, and may in the future enter into, credit facilities which may contain operating and financial covenants that restrict our business and financing activities.

We have entered into, and may in the future enter into, credit facilities which contain restrictions that limit our flexibility in operating our business. Our credit facility contains, and any future credit facility may contain, various covenants and ratios that limit our ability to engage in specific types of transactions. For example, under our credit facility, we had a net leverage ratio covenant of 5.0:1.0 as of December 31, 2021, which declined to 4.5:1.0 as of December 31, 2022. Subject to limited exceptions, these covenants and ratios limit our ability to, among other things:

- sell assets or make changes to the nature of our business;
- engage in mergers or acquisitions;
- incur, assume or permit additional indebtedness;
- make restricted payments, including paying dividends on, repurchasing, redeeming or making distributions with respect to our capital stock;
- make specified investments;
- engage in transactions with our affiliates; and
- make payments in respect of subordinated debt.

Our obligations under our credit facility are collateralized by a pledge of substantially all of our assets, including accounts receivable, deposit accounts, intellectual property, and investment property and equipment. The covenants in our credit facility may limit our ability to obtain future financing, make needed capital expenditures, withstand a downturn in our business or economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under the credit facility impose on us. In the event that we breach one or more covenants, our lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding, terminate the commitment to extend further credit and foreclose on the collateral granted to them to collateralize such indebtedness, which includes our intellectual property. Although we are currently in compliance with these covenants, if we anticipate non-compliance with certain financial covenants and ratios, we may be forced to request waivers from or enter into amendments with our lenders to avoid default. We cannot assure you that we will be able to negotiate a change to our credit facilities to allow us to amend these covenants or that any such amendment will be available to us on favorable terms. An inability on our part to amend the financial covenants could limit our ability to take advantage of the benefits described above related to our ability to engage in specific types of transactions and could decrease our earnings, if any, which would have an adverse effect on our results of operations and the value of our shares of common stock. In addition, if we fail to meet the required covenants and ratios, we will not have access to further draw-downs under our credit facility.

As of December 31, 2022, the Company was in breach of the net leverage ratio, which it cured on March 30, 2023 through the funds received in connection with the issuance of Series A and Series B convertible Preferred stock and Warrants (see *Note 17. Subsequent Events*).

Risks from third-party products could adversely affect our businesses.

We offer third-party products and we provide marketing services with respect to other products. Certain of these products, by their nature, involve a transfer of risk. If risk is not transferred in the way the customer expects, our reputation may be harmed and we may become a target for litigation. In addition, if these products do not generate competitive risk-adjusted returns that satisfy clients in a variety of asset classes, we will have difficulty maintaining existing business and attracting new business. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, or when clients or investors are experiencing losses. Significant declines in the performance of these third-party products could subject us to reputational damage and litigation risk.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced information technology personnel, who are critical to the success of our business, are in particularly high demand. Since 2020, most of our employees have worked remotely. The loss of any of our executive officers or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Many of our executive officers and other employees are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially adversely affected.

Our management team has limited experience with international operations and managing a public company.

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. Due to our management team's limited experience with international operations and developing and managing sales and distribution channels in international markets, our international expansion efforts may not be successful. Our management's lack of experience and failure to successfully manage the various risks could harm our international operations and have an adverse effect on our business, financial condition, and operating results. Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. Following the completion of the Business Combination, we are now subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our corporate culture has contributed to our success and, if we are unable to maintain it as we grow, our business, financial condition and results of operations could be harmed.

We have experienced and may continue to experience rapid expansion of our employee ranks. We believe our corporate culture has been a key element of our success. However, as our organization grows, it may be difficult to maintain our culture, which could reduce our ability to innovate and operate effectively. The failure to maintain the key aspects of our culture as our organization grows could result in decreased employee satisfaction, increased difficulty in attracting top talent, increased turnover and could compromise the quality of our client service, all of which are important to our success and to the effective execution of our business strategy. In the event we are unable to maintain our corporate culture as we grow, our business, financial condition and results of operations could be harmed.

We may be required to record a significant charge to earnings if our goodwill or intangible assets become impaired.

We have a substantial amount of Goodwill and purchased intangible assets on our consolidated balance sheets as a result of acquisitions. The carrying value of Goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of intangible assets with identifiable useful lives are amortized based on their economic lives. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized, but must be evaluated for impairment at least annually and when events or changes in circumstances indicate the carrying value may not be recoverable. If necessary, a quantitative test is performed to compare the carrying value of the asset to its estimated fair value, as determined based on a discounted cash flow approach, or when available and appropriate, to comparable market values. If the carrying value of the asset exceeds its current fair value, the asset is considered impaired and its carrying value is reduced to fair value through a non-cash charge to earnings. Events and conditions that could result in impairment of our Goodwill and intangible assets include a reduced market capitalization, adverse changes in the regulatory environment, or other factors leading to reduction in expected long-term growth or profitability.

Goodwill impairment analysis and measurement is a process that requires significant judgment. Our stock price and any estimated control premium are factors affecting the assessment of the fair value of our underlying reporting units for purposes of performing any Goodwill impairment assessment. We perform an impairment analysis of our Goodwill annually. For the year ended December 31, 2022, the result of our annual impairment test indicated that there were no Goodwill impairment indicators, as the carrying value of the reporting units exceeded their fair value. The Company determined that the recent economic downturn and inflation, along with the Company's revenue reduction and decreased stock market price were indicators of impairment under *ASC 360-10, Impairment and Disposal of Long-Lived Assets* for certain asset groups during 2022. As a result, the Company recorded impairment loss of $0.9 million and $20.7 million to Intangible assets which are in asset groups included in Brand Direct and Marketplace reporting units, respectively, for the year ended December 31, 2022.

We will continue to conduct impairment analyses of our Goodwill on an annual basis, unless indicators of possible impairment arise that would cause a triggering event, and we would be required to do an interim impairment analysis and possible take additional impairment charges in the future. Further impairment charges to our Goodwill could have a material adverse effect on our financial condition and results of operations.

Fluctuations in foreign currency exchange rates could impact our financial condition and results of operations.

Since our ClickDealer acquisition, we are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. As a result, the fluctuation in the value of the U.S.

dollar against other currencies could have a material adverse effect on our results of operations, financial condition and cash flows. Upon translation, operating results may differ materially from expectations. As we continue to expand our international operations, our exposure to exchange rate fluctuations will increase. International advertisers' spending may be affected by changes in currency exchange rates, and as a result, the related revenues may be adversely impacted by fluctuations in currency exchange rates. Further, although the prices charged by vendors for the merchandise we purchase are primarily denominated in U.S. dollars, a decline in the relative value of the U.S. dollar to foreign currencies could lead to increased international operation costs, which could negatively affect our competitive position and our results of operations. Further, we have not engaged in currency hedging activities to limit risk of exchange rate fluctuations.

Risks Related to Our Intellectual Property

We may not be able to adequately protect our intellectual property rights.

Our business depends on our intellectual property, the protection of which is crucial to the success of our business. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology and confidential information by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements as we deem appropriate. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website and market features, software and functionality or obtain and use information that we consider proprietary.

We may not be able to discover or determine the extent of any unauthorized use or infringement or violation of our intellectual property or proprietary rights. Third-parties also may take actions that diminish the value of our proprietary rights or our reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of resources, the impairment or loss of portions of our intellectual property and could materially adversely affect our business, financial condition and operating results. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. These steps may be inadequate to protect our intellectual property. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to use information that we regard as proprietary to create product offerings that compete with ours. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights, which could materially adversely affect our business, financial condition and operating results.

Competitors and others may adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term **"Digital Media Solutions.**" We currently hold the "digitalmediasolutions.com" internet domain name as well as various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. In addition, there is an active market in desirable domain names and our ability to purchase such domains would be subject to market conditions. As a result, we may not be able to acquire or maintain all domain names that use the name Digital Media Solutions.

We currently operate primarily in the United States. To the extent that we determine to expand our business internationally, we will encounter additional risks, including different, uncertain or more stringent laws relating to intellectual property rights and protection.

We may face litigation and liability due to claims of infringement of third-party intellectual property rights.

From time to time, third parties may allege that we have infringed the trademarks, copyrights, patents and other intellectual property rights, including from our competitors or non-practicing entities. Such claims, regardless of their merit, could result in litigation or other proceedings and could require us to expend significant financial resources and attention by our management and other personnel that otherwise would be focused on our business operations, result in injunctions against us that prevent us from using material intellectual property rights, or require us to pay damages to third parties. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may result in significant settlement costs or require us to stop offering some features, or purchase licenses or modify our products and features while we develop non-infringing substitutes, but such licenses may not be available on terms acceptable to us or at all, which would require us to develop alternative intellectual property. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, our operating results and our reputation.

As our business expands, we may be subject to intellectual property claims against us with increasing frequency, scope and magnitude. This may include claims originating with entities who have held the name "Digital Media Solutions" for a substantial period of time. We may also be obligated to indemnify affiliates or other partners who are accused of violating third parties' intellectual property rights by virtue of those affiliates or partners' agreements with us, and this could increase our costs in defending such claims and our damages. For example, many of our agreements with advertisers and other partners require us to indemnify these entities against third-party intellectual property infringement claims. Furthermore, such advertisers and partners may discontinue their relationship with us either as a result of injunctions or otherwise. The occurrence of these results could harm our brand or materially adversely affect our business, financial position and operating results.

We currently operate primarily in the United States. To the extent that we determine to expand our business internationally, we will encounter additional risks, including different, uncertain or more stringent laws relating to intellectual property rights and protection.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our technologies and processes, we rely in part on confidentiality agreements with our employees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we may not be able to assert our trade secret rights against such parties. To the extent that our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to related or resulting know-how and inventions. The loss of confidential information or intellectual property rights, including trade secret protection, could make it easier for third parties to compete with our products. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations, reputation and competitive position.

Our use of "open source" software could adversely affect our ability to protect our proprietary software and subject us to possible litigation.

We use open source software in connection with our software development. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop services that are similar to or better than ours.

Risks Related to Government Regulation

Our businesses are heavily regulated. We are, and may in the future become, subject to a variety of international, federal, state, and local laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

Our activities are subject to extensive regulation under the laws of the United States and its various states and the other jurisdictions in which we operate. We are currently subject to a variety of, and may in the future become subject to additional, international, federal, state and local laws that are continuously evolving and developing, including laws regarding internet-based businesses and other businesses that rely on advertising, as well as privacy and consumer protection laws, including the TCPA, the Telemarketing Sales Rule, the CAN-SPAM Act, the Fair Credit Reporting Act, the Federal Trade Commission Act and employment laws, including those governing wage and hour requirements. In addition, there is increasing attention by state and other jurisdictions to regulation in this area. These laws are complex and can be costly to comply with, require significant management time and effort, and could subject us to claims, government enforcement actions, civil and criminal liability or other remedies, including suspension of business operations. These laws may conflict with each other, further complicating compliance efforts.

If we are alleged not to comply with these laws or regulations, we may be required to modify affected products and services, which could require a substantial investment and loss of revenue, or cease providing the affected product or service altogether. If we are found to have violated laws or regulations, we may be subject to significant fines, penalties and other losses.

We currently operate primarily in the United States. To the extent that we determine to expand our business internationally, we will encounter additional risks, including different, uncertain or more stringent regulations and laws relating to our business operations.

We assess customer needs, collect customer contact information and provide other product offerings, which results in us receiving personally identifiable information. This information is increasingly subject to legislation and regulation in the United States.

This legislation and regulation are generally intended to protect individual privacy and the privacy and security of personal information. We could be adversely affected if government regulations require us to significantly change our business practices with respect to this type of information or if the advertisers who use our marketplaces and brand direct solutions violate applicable laws and regulations.

Changes in applicable laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, having a material adverse effect on our business, financial condition and results of operations. If there were to be changes to statutory or regulatory requirements, we may be unable to comply fully with or maintain all required licenses and approvals. Regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals. If we do not have all requisite licenses and approvals, or do not comply with applicable statutory and regulatory requirements, the regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us, which could have a material adverse effect on our business, results of operations and financial condition.

We cannot predict whether any proposed legislation or regulatory changes will be adopted, or what impact, if any, such proposals or, if enacted, such laws could have on our business, results of operations and financial condition. If we are alleged to have failed to comply with applicable laws and regulations, we may be subject to investigations, criminal penalties or civil remedies, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business or redress to customers. The cost of compliance and the consequences of non-compliance could have a material adverse effect on our business, results of operations and financial condition. In addition, a finding that we have failed to comply with applicable laws and regulations could have a material adverse effect on our business, results of operations and financial condition by exposing us to negative publicity and reputational damage or by harming our customer or employee relationships.

In most jurisdictions, regulatory authorities have the power to interpret and amend applicable laws and regulations, and have discretion to grant, renew and revoke the various licenses and approvals we need to conduct our activities. Such authorities may require us to incur substantial costs in order to comply with such laws and regulations. Regulatory statutes are broad in scope and subject to differing interpretation. In some areas of our businesses, we act on the basis of our own or the industry's interpretations of applicable laws or regulations, which may conflict from jurisdiction to jurisdiction. In the event those interpretations eventually prove different from the interpretations of regulatory authorities, we may be penalized or precluded from carrying on our previous activities.

Federal, state and international laws regulating telephone and messaging marketing practices impose certain obligations on advertisers, which could reduce our ability to expand our business.

We, and the advertisers using our marketplaces and brand direct solutions, make telephone calls and send messages to consumers who request information through our marketplaces and through our brand direct solutions. The United States regulates marketing by telephone and messaging, including email, SMS and push messaging. The TCPA prohibits companies from making certain telemarketing calls to numbers listed in the Federal Do-Not-Call Registry and imposes other obligations and limitations on making phone calls and sending text messages to consumers. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. We and the advertisers who use our marketplaces and brand direct solutions may need to comply with such laws and any associated rules and regulations. States and other countries have similar laws related to telemarketing and commercial emails.

Additional or modified laws and regulations, or interpretations of existing, modified or new laws, regulations and rules, could prohibit or increase the cost of engaging with consumers and impair our ability to expand the use of our products, including our demand response solution, to more users. Alleged failure to comply with obligations and restrictions related to telephone, text message and email marketing could subject us to lawsuits, fines, statutory damages, consent decrees, injunctions, adverse publicity and other losses that could harm our business. Moreover, over the past several years there has been a sustained increase in litigation alleging violations of laws relating to telemarketing, which has increased the exposure of companies that operate telephone and text messaging campaigns to class action litigation alleging violations of the TCPA. If we or the advertisers who use our marketplaces and brand direct solutions become subject to such litigation, it could result in substantial costs to and materially adversely affect our business.

Changes in the regulation of the internet could adversely affect our business.

Laws, rules and regulations governing internet communications, advertising and e-commerce are dynamic and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines and internet tracking technologies. In addition, changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including potentially the recent repeal in the United States of net neutrality, could decrease the demand for our offerings and increase our cost of doing business. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could hinder growth in or adversely affect the use of the internet generally, including the viability of e-commerce, which could reduce our revenue, increase our operating expenses and expose us to significant liabilities.

U.S. (state and federal) and foreign governments are considering enacting additional legislation related to privacy and data protection and we expect to see an increase in, or changes to, legislation and regulation in this area. For example, in the United States, a federal privacy law is the subject of active discussion and several bills have been introduced. Additionally, industry groups in the United States and their international counterparts have self-regulatory guidelines that are subject to periodic updates. High profile incidents involving breaches of personal information or misuse of consumer information may increase the likelihood of new U.S. federal, state, or international laws or regulations in addition to those set out above, and such laws and regulations may be inconsistent across jurisdictions.

In addition to laws regulating the processing of personal information, we are also subject to regulation with respect to political advertising activities, which are governed by various federal and state laws in the United States, and national and provincial laws worldwide. Online political advertising laws are rapidly evolving, and in certain jurisdictions have varying transparency and disclosure requirements. Publishers have imposed restrictions on the types of political advertising and breadth of targeted advertising allowed on their platforms with respect to advertisements for the 2020 U.S. presidential election in response to political advertising scandals like *Cambridge Analytica*. The lack of uniformity and increasing requirements on transparency and disclosure could adversely impact the inventory made available for political advertising and the demand for such inventory on our platforms, and otherwise increase our operating and compliance costs.

Changes in data residency and cross-border transfer restrictions may also impact our operations. As the advertising industry evolves, and new ways of collecting, combining and using data are created, governments may enact legislation in response to technological advancements and changes that could result in our having to re-design features or functions of our platforms, therefore incurring unexpected compliance costs.

These laws and other obligations may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our platforms. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our products, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited. All of this could impair our or our advertisers' ability to collect, use, or disclose information relating to consumers, which could decrease demand for our platforms, increase our costs, and impair our ability to maintain and grow our client base and increase our revenue.

Risks Related to our Capital Stock and Warrants and Other Business Risks

We are a holding company and our only material asset is our indirect interest in DMS, and we are accordingly dependent upon distributions made by DMS and its subsidiaries to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.

We are a holding company with no material assets other than our ownership of equity interests of Blocker Corp (our wholly owned subsidiary). Blocker Corp is a holding company with no material assets other than its ownership of DMS Units. As a result, we have no independent means of generating revenue or cash flow. Our ability to pay taxes, make payments under the Tax Receivable Agreement and pay dividends will depend on the financial results and cash flows of DMS and its subsidiaries and the distributions we receive (via Blocker Corp) from DMS. Deterioration in the financial condition, earnings or cash flow of DMS and its subsidiaries for any reason could limit or impair DMS' ability to pay such distributions. Additionally, to the extent that we need funds and DMS and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or DMS is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

DMS is treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of DMS Units (including Blocker Corp). We will include Blocker Corp as a corporate member on our consolidated corporate U.S. federal income tax returns. Accordingly, we will be required to pay income taxes on Blocker Corp's allocable share of any net taxable income of DMS. In addition to tax expenses, we will also incur expenses related to our operations, including payment obligations under the Tax Receivable Agreement (and the cost of administering such payment obligations), which could be significant. The Amended Partnership Agreement requires, and we intend to cause, DMS to make "tax distributions" pro rata to holders of DMS Units (including Blocker Corp) in amounts sufficient for us and Blocker Corp to cover all applicable taxes (calculated at assumed tax rates), relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by us. However, as discussed below, DMS' ability to make such distributions may be subject to various limitations and restrictions, including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which DMS is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering DMS insolvent. If our cash resources are insufficient to pay taxes, meet our obligations under the Tax Receivable Agreement and to fund our other obligations, we may be required to incur additional indebtedness from lenders to provide the liquidity needed to make such payments, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; however, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement.

Additionally, although DMS generally will not be subject to any entity-level U.S. federal income tax, it may be liable under U.S. federal tax law for adjustments to its tax return, absent an election to the contrary. In the event DMS' calculations of taxable income are incorrect, its members, including Blocker Corp, may be subject in later years to material liabilities pursuant to this law and its related guidance.

We anticipate that the distributions Blocker Corp will receive from DMS may, in certain periods, exceed our and Blocker Corp's actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. The Board, in its sole discretion, will make determinations from time to time with respect to the use of any such excess cash so accumulated. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on DMS Class A Common Stock or otherwise undertake ameliorative actions between DMS Units and shares of DMS Class A Common Stock and instead, for example, hold such cash balances, holders of DMS Units other than Blocker Corp may benefit from any value attributable to such cash balances as a result of their ownership of shares of DMS Class A Common Stock following an exchange of their DMS Units, notwithstanding that such holders may previously have participated as holders of DMS Units in distributions by DMS that resulted in such excess cash balances. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding DMS Units, to maintain one-for-one parity between DMS Units and shares of DMS Class A Common Stock.

Dividends on DMS Class A Common Stock, if any, will be paid at the discretion of the Board, which will consider, among other things, our business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on our ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict our ability to pay dividends or make other distributions to our stockholders. In addition, DMS is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of DMS (with certain exceptions) exceed the fair value of its assets. DMS' subsidiaries are generally subject to similar legal limitations on their ability to make distributions to DMS. If DMS does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired.

Under the Tax Receivable Agreement, we are required to make payments to the Majority Shareholders in respect of certain tax benefits and certain refunds of pre-Closing taxes of DMS and Blocker Corp, and such payments may be substantial.

Pursuant to the Amended Partnership Agreement, the Majority Shareholders may redeem their DMS Units from DMS for cash, or, at our option, we may acquire such DMS Units in exchange for shares of DMS Class A Common Stock, subject to certain conditions and transfer restrictions as set forth therein and in the Investor Rights Agreement. DMS Units acquired by us are expected to be contributed to Blocker Corp. These redemptions and exchanges are expected to result in increases in Blocker Corp's allocable share of the tax basis of the tangible and intangible assets of DMS. These increases in tax basis may increase (for income tax purposes) depreciation and amortization deductions of Blocker Corp and therefore reduce the amount of income (or, if applicable, franchise) tax that we and Blocker Corp would otherwise be required to pay in the future had such exchanges never occurred.

In connection with the Business Combination, we entered into the Tax Receivable Agreement, pursuant to which we are required to pay the Majority Shareholders (i) 85% of the amount of savings, if any, in U.S. federal, state and local income tax that we and Blocker Corp actually realize as a result of (A) certain existing tax attributes of Blocker Corp acquired in the Business Combination, and (B) increases in Blocker Corp's allocable share of the tax basis of the tangible and intangible assets of DMS and certain other tax benefits related to the payment of cash consideration pursuant to the Business Combination Agreement and any redemptions of DMS Units or exchanges of DMS Units for cash or shares of DMS Class A Common Stock after the Business Combination and (ii) 100% of certain refunds of pre-Closing taxes of DMS and Blocker Corp received during a taxable year beginning within two (2) years after the Closing. All such payments to the Majority Shareholders are our obligation, and not that of DMS. The actual increase in Blocker Corp's allocable share of DMS' tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions and exchanges, the market price of the shares of DMS Class A Common Stock at the time of the redemption or exchange, the extent to which such redemptions or exchanges are taxable and the amount and timing of the recognition of our or Blocker Corp's taxable income. While many of the factors that will determine the amount of payments that we will make under the Tax Receivable Agreement are outside of our control, we expect that the payments we will make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on our financial condition.

Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid; however, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, as further described below. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits we or Blocker Corp realize or may be accelerated.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we or Blocker Corp determine, and the Internal Revenue Service (the "IRS") or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that we or Blocker Corp take, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by us or Blocker Corp are disallowed (for example, due to adjustments resulting from examinations by taxing authorities), the Majority Shareholders will not be required to reimburse us for any excess payments that may previously have been made under the Tax Receivable Agreement. Rather, excess payments made to such Majority Shareholders will be netted against any future cash payments otherwise required to be made by us, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by us or Blocker Corp may not arise for a number of years following the initial time of such payment or, even if a challenge arises earlier, such excess payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments against which to net. As a result, in certain circumstances we could make payments under the Tax Receivable Agreement in excess of our and Blocker Corp's actual income (or, if applicable, franchise) tax savings, which could materially impair our financial condition.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) we exercise our early termination rights under the Tax Receivable Agreement, (ii) the Tax Receivable Agreement is rejected in a bankruptcy or similar proceeding, (iii) certain changes of control of us occur (as described in the Tax Receivable Agreement) or (iv) we are more than three months late in making of a payment due under the Tax Receivable Agreement (unless we have insufficient funds to make such payment), our obligations under the Tax Receivable Agreement could accelerate and we could be required to make an immediate lump-sum cash payment to the Majority Shareholders equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to our future taxable income. The lump-sum payment to the Majority Shareholders could be substantial and could exceed the actual tax benefits that we or Blocker Corp realize subsequent to such payment.

There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual income (or, if applicable, franchise) tax savings that we or Blocker Corp realize. Furthermore, our obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise. Such indebtedness may have a material adverse effect on our financial condition.

If we fail to improve and maintain an effective system of internal control over financial reporting in the future and remediate the identified material weakness, we may not be able to accurately or timely report our financial condition or results of operations, and may adversely affect investor confidence in us and the price of our common stock and warrants.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on our internal control over financial reporting.

Our platform system applications are complex, multi-faceted and include applications that are highly customized in order to serve and support our advertisers, advertising inventory and data suppliers, as well as support our financial reporting obligations. We regularly make improvements to our platforms to maintain and enhance our competitive position. In the future, we may implement new offerings and engage in business transactions, such as acquisitions, reorganizations or implementation of new information systems. These factors will require us to develop and maintain our internal controls, processes and reporting systems, and we expect to incur ongoing costs in this effort. We may not be successful in developing and maintaining effective internal controls, and any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021, we identified a material weakness in internal control over financial reporting related to revenues and accounts receivable, including the allowance for doubtful accounts. Management assessed our internal control over financial reporting as of December 31, 2022 and concluded that a material weakness continues to exist related to revenues. In response, management implemented additional procedures to ensure the accuracy and completeness of financial results impacted by control deficiencies. While we have addressed issues related to accounts receivable and the allowance for doubtful accounts, the risk remains that our ongoing control weaknesses may adversely affect the accuracy and reliability of our financial reporting.

The identified material weakness could harm our operating results or cause us to fail to meet our reporting obligations. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and any annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock and warrants. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain our common stock listed on NYSE.

We have a number of large shareholders who have significant influence over us.

As of December 31, 2022, Prism Data, LLC and three Clairvest Group funds, CEP V-A DMS AIV Limited Partnership, Clairvest Equity Partners V Limited Partnership, and CEP V Co-Investment Limited Partnership, (Prism Data, LLC and the Clarirvest funds collectively, the “Majority Shareholders”) own securities representing a majority of the total outstanding voting interests in the Company’s capital stock. As long as the Majority Shareholders each own or control a significant percentage of outstanding voting power, they will have the ability to strongly influence all corporate actions requiring stockholder approval, including the election and removal of directors and the size of the Board, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. The Majority Shareholders have entered into a Director Nomination Agreement that formalizes their agreement to vote in favor of each other’s director candidates.

As a “controlled company” within the meaning of NYSE listing standards, we qualify for exemptions from certain corporate governance requirements. We have the opportunity to elect any of the exemptions afforded a controlled company.

We are a “controlled company” within the meaning of NYSE listing standards. Under NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with the following NYSE rules regarding corporate governance:

- the requirement that a majority of its board of directors consist of independent directors;
- the requirement that the board have a nominating and governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
- the requirement that the board have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Thus while not required, five of the Company’s seven directors are independent directors (as determined under the regulations of the NYSE), and the Board has an independent compensation committee (in addition to an independent audit committee). However, the Board does not have a nominating and governance committee. Rather, actions with respect to director nominations and corporate governance are taken by the full board.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and to the extent we take advantage of certain exemptions from disclosure requirements available to "emerging growth companies" or "smaller reporting companies," this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We will be an emerging growth company until December 31, 2023. We cannot predict whether investors will find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

These characteristics may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company difficult or impossible because of the potential differences in accounting standards used.

The price of Our Common Stock and Warrants may be volatile, which may affect our ability to raise capital in the future and may subject the value of the investment of our stockholders to sudden decreases.

Our Class A Common Stock and Public Warrants are listed on the NYSE. The following factors could cause the price of Class A Common Stock and the Warrants in the public market to fluctuate significantly:

- changes in the industries in which the Company and its customers operate;
- variations in its operating performance and the performance of its competitors in general;
- actual or anticipated fluctuations in the Company's quarterly or annual operating results;
- material and adverse impact of the COVID-19 pandemic, overseas military interventions and/or global economic or political changes in on the markets and the broader global economy;
- the public's reaction to the Company's press releases, its other public announcements and its filings with the SEC;
- additions and departures of key personnel;
- changes in laws and regulations affecting its business;
- commencement of, or involvement in, litigation involving the Company;
- changes in the Company's capital structure, such as future issuances of securities or the incurrence of additional debt; and
- the volume of shares of Class A Common Stock or Public Warrants available for public sale.

We may issue additional shares of Class A common Stock in the future, whether pursuant to our Warrants or otherwise, which would increase the number of shares in the public market and result in dilution to our stockholders.

As of the date of this Annual Report, we have public and private warrants outstanding to purchase up to an aggregate of 28,443,522 shares of Class A Common Stock. We also have the ability to initially issue additional shares under our 2020 Omnibus Incentive Plan (the "2020 Plan"). We may issue additional shares of Class A Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of Common Stock or other equity securities of equal or senior rank would have the following effects:

- our existing stockholders' proportionate ownership interest in us will decrease;
- the amount of cash available per share, including for payment of dividends in the future, may decrease;
- the relative voting strength of each previously outstanding share of Class A Common Stock may be diminished; and
- the market price of our shares of Class A Common Stock may decline.

Our Private Placement Warrants are accounted for as liabilities and the changes in value of our Private Placement Warrants could have a material effect on our financial results.

We account for our private placement warrants as derivative liabilities whereby we are required to remeasure the fair value of such liabilities at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our consolidated financial statements and results of operations may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our private placement warrants each reporting period and that the amount of such gains or losses could be material.

Our inability to comply with the continued listing requirements of the NYSE could result in our common stock being delisted, which could affect its market price and liquidity and reduce our ability to raise capital.

We are required to meet certain qualitative and financial tests to maintain the listing of our common stock on the NYSE. If we do not maintain compliance with the continued listing requirements for the NYSE within specified periods and subject to permitted extensions, our common stock may be recommended for delisting (subject to any appeal we would file). No assurance can be provided that we will continue to comply with these continued listing requirements. If our common stock were delisted, it could be more difficult to buy or sell our common stock and to obtain accurate quotations, and the price of our stock could suffer a material decline. Delisting would also impair our ability to raise capital.

Item 1B. Unresolved Staff Comments.
None.

Item 2. Properties.
Our corporate office is located in a leased premise at 4800 140th Avenue N., Suite 101, Clearwater, Florida. We lease real property where appropriate to support our business, and we believe our leased properties are not material to our business. In addition, we believe our facilities are suitable and adequate for our current and near-term needs, and that we will be able to locate additional facilities as needed.

Item 3. Legal Proceedings.
From time to time, we are involved in various disputes and litigation that arise in the ordinary course of business. However, separate from such matters, to the best of our knowledge, there are no material pending or threatened legal proceedings, either individually or in the aggregate, to which we are a party.

Item 4. Mine Safety Disclosures.
None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Holders of Common Stock

Our Class A Common Stock trades on the New York Stock Exchange ("NYSE") using the ticker symbol "DMS." Our common stock began trading on April 20, 2018; no cash dividends have been declared since that time, and we do not anticipate paying cash dividends in the foreseeable future. As of March 29, 2023, there were 32 holders of record.

Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities
None.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This MD&A should be read in conjunction with our consolidated financial statements and the accompanying notes thereto contained in Item 8. Financial Statements and Supplementary Data of this Annual Report, as well as Item 1. Business of this Annual Report, for an overview of our operations and business environment.

Results of Operations

The following table presents our consolidated results of operations as a percentage of net revenue:

	Years Ended December 31,	
	2022	**2021**
Revenue by type:		
Customer acquisition	96.1 %	95.7 %
Managed services	2.6 %	3.6 %
Software services	1.3 %	0.7 %
Total net revenue	100.0 %	100.0 %
Revenue by segment:		
Brand Direct	52.2 %	59.3 %
Marketplace	55.3 %	52.4 %
Technology Solutions	2.5 %	2.2 %
Intercompany eliminations	(10.0)%	(13.9)%
Net revenue	100.0 %	100.0 %
Cost of revenue (exclusive of depreciation and amortization)	73.6 %	70.8 %
Gross profit	26.4 %	29.2 %
Salaries and related costs	12.8 %	11.2 %
General and administrative	10.7 %	9.4 %
Depreciation and amortization	7.2 %	5.9 %
Impairment of intangible assets	5.5 %	— %
Acquisition costs	0.4 %	0.5 %
Change in fair value of contingent consideration	0.7 %	0.3 %
(Loss) income from operations	(10.9)%	1.9 %
Interest expense	4.4 %	3.3 %
Change in fair value of warrant liabilities	(0.9)%	(4.2)%
Change in Tax Receivable Agreement liability	*	(3.6)%
Loss on debt extinguishment	— %	0.5 %
Loss on disposal of assets	*	*
Net (loss) income before income taxes	(14.4)%	5.9 %
Income tax (benefit) expense	(1.0)%	4.5 %
Net (loss) income	(13.4)%	1.4 %
Net (loss) income attributable to non-controlling interest	(5.3)%	0.9 %
Net (loss) income attributable to Digital Media Solutions, Inc.	(8.1)%	0.5 %

_____
* Less than one tenth of a percent.

Operating Results for years ended December 31, 2022 and 2021

The following table presents the consolidated results of operations for the years ended December 31, 2022 and 2021 and the changes from the prior periods (in thousands):

| | Years Ended December 31, | | | |
	2022	2021	$ Change	% Change
Net revenue	$ 391,148	$ 427,935	$ (36,787)	(9)%
Cost of revenue (exclusive of depreciation and amortization)	287,820	303,025	(15,205)	(5)%
Salaries and related costs	49,872	48,014	1,858	4 %
General and administrative	41,878	40,040	1,838	5 %
Depreciation and amortization	28,242	25,401	2,841	11 %
Impairment of intangible assets	21,570	—	21,570	100.0 %
Acquisition costs	1,650	1,967	(317)	(16)%
Change in fair value of contingent consideration	2,583	1,106	1,477	134 %
(Loss) income from operations	(42,467)	8,382	(50,849)	(607)%
Interest expense	17,366	14,166	3,200	23 %
Change in fair value of warrant liabilities	(3,360)	(18,115)	14,755	(82)%
Change in Tax Receivable Agreement liability	125	(15,289)	15,414	(101)%
Loss on debt extinguishment	—	2,108	(2,108)	(100)%
Loss on disposal of assets	7	8	(1)	(13)%
Net (loss) income before income taxes	(56,605)	25,504	(82,109)	(322)%
Income tax (benefit) expense	(4,105)	19,311	(23,416)	(121)%
Net (loss) income	(52,500)	6,193	(58,693)	(948)%
Net (loss) income attributable to non-controlling interest	(20,548)	3,991	(24,539)	(615)%
Net (loss) income attributable to Digital Media Solutions, Inc.	$ (31,952)	$ 2,202	$ (34,154)	(1551)%

Net revenue. Our business generates revenue primarily through the delivery of a variety of performance-based marketing services, including customer acquisition, managed services and software services.

The following table presents revenue by type for each segment and the changes from the prior periods:

| | Years Ended December 31, | | | |
	2022	2021	$ Change	% Change
Brand Direct				
Customer acquisition	$ 198,873	$ 244,942	$ (46,069)	(19)%
Managed services	5,367	8,845	(3,478)	(39)%
Total Brand Direct	204,240	253,787	(49,547)	(20)%
Marketplace				
Customer acquisition	216,385	224,158	(7,773)	(4)%
Total Marketplace	216,385	224,158	(7,773)	(4)%
Technology Solutions				
Managed services	4,814	6,471	(1,657)	(26)%
Software services	4,993	3,169	1,824	58 %
Total Technology Solutions	9,807	9,640	167	2 %
Corporate and Other				
Customer acquisition	(39,284)	(59,650)	20,366	(34)%
Total Corporate and Other	(39,284)	(59,650)	20,366	(34)%
Total Customer acquisition	375,974	409,450	(33,476)	(8)%
Total Managed services	10,181	15,316	(5,135)	(34)%
Total Software services	4,993	3,169	1,824	58 %
Total Net revenue	$ 391,148	$ 427,935	$ (36,787)	(9)%

Customer Acquisition Revenue. Customer acquisition contracts deliver potential consumers or leads (i.e. number of clicks, emails, calls and applications) to the customer in real-time based on predefined qualifying characteristics specified by our customer.

Our Brand Direct segment experienced a decrease in Customer acquisition revenue of $46.1 million or 19% during the year ended December 31, 2022. Customer acquisition revenue for Marketplace decreased by $7.8 million or 4% for the year ended December 31, 2022. The changes in both the Brand Direct and Marketplace segments were primarily due to macro challenges within the insurance industry which continue to apply downward pressure on cost per click ("CPC") and cost per lead ("CPL") pricing. Additionally, extraordinary inflation and supply chain challenges have contributed to the insurance market volatility as increased claims costs continue to suppress insurance carrier marketing spend further delaying the expected market recovery. We also observed aggressive competitive activities within our publisher portfolio, as well as an adjustment in the health insurance model shifting non-enrollment ad spend which impacted our performance since Q2.

Managed Services Revenue. Managed services contracts provide continuous service of managing the customer's media spend for the purpose of generating leads through a third-party supplier of leads, as requested by our customer. Managed services revenue experienced a decrease of $5.1 million or 34% during the year ended December 31, 2022. The changes were primarily driven by decreased media activity, resulting in lower agency fees.

Software Services Revenue. Software services contracts provide the customer with continuous, daily access to the Company's proprietary software. Software services revenue is considered insignificant during the year ended December 31, 2022.

Cost of revenue and gross profit. Cost of revenue primarily includes media and other related costs, such as the cost to acquire user traffic through the purchase of impressions, clicks or actions from publishers or third-party intermediaries, including advertising exchanges, and technology costs that enable media acquisition. These media costs are used primarily to drive user traffic to the Company's and our customers' media properties. Cost of revenue also includes indirect costs such as data verification, hosting and fulfillment costs. Gross profit is exclusive of depreciation and amortization.

The following table presents the gross profit percentage (gross profit as a percentage of total net revenue) by segment and the changes from prior period:

	Years Ended December 31,		
	2022	**2021**	**PPTS Change**
Brand Direct	21.0 %	23.0 %	(2.0)
Marketplace	24.1 %	27.0 %	(2.9)
Technology Solutions	85.4 %	63.2 %	22.2
Total gross profit percentage	26.4 %	29.2 %	(2.8)

Gross profit for Brand Direct decreased for the year ended December 31, 2022, primarily driven by inflationary uncertainty within the auto industry and aggressive competitive activities within our publisher portfolio leading to compressed pricing and decreased acquisition spending, timing of optimized media rebalancing, and monetization challenges within the DMS ecosystem.

Gross profit for Marketplace decreased for the year ended December 31, 2022, primarily driven by macro industry headwinds applying downward pricing pressure impacting revenue performance within our Insurance business as well as the shift in ad spend from non enrollment periods from some of our health insurance partners. The ad spend shift particularly affected the profitability of the Crisp business model due to the more stable nature of call center operations.

Gross profit for Technology Solutions increased for the year ended December 31, 2022, driven by the optimization of media purchasing activity which led to larger budgets and resulted in increased fees in addition to the Traverse acquisition which carries a higher margin profile.

Total gross profit decreased for the year ended December 31, 2022, primarily due to the unexpected impact of inflationary pressures within the insurance industry which led to a decline in click pricing and shifts in health insurance budgets culminating in monetization contraction within the DMS ecosystem.

Salaries and related costs. Total compensation includes salaries, commissions, bonuses, payroll taxes and retirement benefits. Salaries and related costs increased $1.9 million or 3.9% for the year ended December 31, 2022 due to an increase in headcount from the addition of Crisp Results, DMS Voice licensing, and Traverse plus the subsequent resource expansion required of our workforce to support the Company.

General and administrative. General and administrative consist of expenses incurred in our normal course of business relating to office supplies, computer and technology, rent and utilities, insurance, legal and professional fees, state and local taxes and licenses, penalties and settlements and bad debt expense, as well as sales and marketing expenses relating to advertising and promotion. We also include other expenses such as investment banking expenses, fundraising costs and costs related to the advancement of our corporate social responsibility program.

General and administrative expenses increased $1.8 million or 4.6% for the year ended December 31, 2022 due to acquisition related expenses across multiple categories including software, technology, and professional expenses as well as an overall increase in compliance fees.

Depreciation and amortization. Property, plant and equipment consists of computers and office equipment, furniture and fixtures, leasehold improvements and internally developed software costs. Intangible assets subject to amortization include technology, customer relationships, brand, and non-competition agreements.

Depreciation and amortization expense increased $2.8 million or 11.2%, during the year ended December 31, 2022 due to intangible assets acquired with Crisp Results and AAP, as well as continued investments in internally developed software, which were placed in service during 2021.

Impairment of intangible assets. The Company determined that the recent economic downturn and inflation, along with the Company's revenue reduction and decreased stock market price were indicators of impairment under *ASC 360-10, Impairment and Disposal of Long-Lived Assets* for certain asset groups during 2022. During the year ended December 31, 2022, Impairment of intangible assets increased $21.6 million or 100.0%, due to the Intangible assets within Brand Direct and Marketplace exceeding its recoverability (see *Note 6. Goodwill and Intangible Assets*).

Acquisition costs. Acquisition related costs are not considered part of the consideration for acquisitions and are expensed as incurred. This includes acquisition incentive compensation and other transaction related costs.

Acquisition costs decreased $0.3 million or 16.1% during the year ended December 31, 2022. The changes were primarily due to prior year costs related to the AAP and Crisp acquisitions, as well as the current year's Traverse acquisition. (see *Note 7. Acquisitions*).

Interest expense. Interest expense for year ended December 31, 2022 was related primarily to our debt, which carries a variable interest rate based on multiple options at either LIBOR plus 5% or an alternate base rate, plus an agreed upon margin with Truist Bank, the Company's financial institution since May 25, 2021 (see *Note 8. Debt*).

Interest expense increased by $3.2 million or 22.6% during the year ended December 31, 2022, primarily due to an approximately 3.0% increase in our LIBOR rate as a result of current financial markets.

Income tax (benefit) expense. The Company recorded income tax benefit of $4.1 million for the year ended December 31, 2022. The blended effective tax rate for the year ended December 31, 2022 was 7.3%, which varies from our statutory U.S. tax rate due to taxable income or loss that is allocated to the non-controlling interest and impact of the valuation allowance on DMS, Inc.

Non-GAAP Financial Measures

In addition to providing financial measurements based on accounting principles generally accepted in the United States of America ("GAAP"), this Annual Report includes additional financial measures that are not prepared in accordance with GAAP ("non-GAAP"), including adjusted EBITDA, unlevered free cash flow, adjusted net income and adjusted EPS. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures can be found below.

As explained further below, we use these financial measures internally to review the performance of our business units without regard to certain accounting treatments, non-operational, extraordinary or non-recurring items. We believe that presentation of these non-GAAP financial measures provides useful information to investors regarding our results of operations. Because of these limitations, management relies primarily on its GAAP results and uses non-GAAP measures only as a supplement.

Adjusted EBITDA, Unlevered Free Cash Flow and Unlevered Free Cash Flow Conversion
We use the non-GAAP measures of Adjusted EBITDA,Unlevered Free Cash Flow and Unlevered Free Cash Flow Conversion to assess operating performance. Management believes that these measures provide useful information to investors regarding DMS's operating performance and its capacity to incur and service debt and fund capital expenditures. DMS believes that these measures are used by many investors, analysts and rating agencies as a measure of performance. By reporting these measures, DMS provides a basis for comparison of our business operations between current, past and future periods by excluding items that DMS does not believe are indicative of our core operating performance.

Financial measures that are non-GAAP should not be considered as alternatives to operating income, cash flows from operating activities or any other performance measures derived in accordance with GAAP as measures of operating performance, or cash flows as measures of liquidity. These measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, DMS relies primarily on its GAAP results and uses Adjusted EBITDA and Unlevered Free Cash Flow only as a supplement.

Adjusted EBITDA is defined as net (loss) income, excluding (a) interest expense, (b) income tax (benefit) expense, (c) depreciation and amortization, (d) impairment of intangible assets, (e) change in fair value of warrant liabilities, (f) debt extinguishment, (g) stock-based compensation, (h) change in Tax Receivable Agreement liability, (i) restructuring costs, (j) acquisition costs, and (k) other expense.

In addition, we adjust to take into account estimated cost synergies related to our acquisitions. These adjustments are estimated based on cost-savings that are expected to be realized within our acquisitions over time as these acquisitions are fully integrated into DMS. These cost-savings result from the removal of cost and or service redundancies that already exist within DMS, technology synergies as systems are consolidated and centralized, headcount reductions based on redundancies, right-sized cost structure of media and service costs utilizing the most beneficial contracts within DMS and the acquired companies with external media and service providers. We believe that these non-synergized costs tend to overstate our expenses during the periods in which such synergies are still being realized.

Furthermore, in order to review the performance of the combined business over periods that extend prior to our ownership of the acquired businesses, we include the pre-acquisition performance of the businesses acquired. Management believes that doing so helps to understand the combined operating performance and potential of the business as a whole and makes it easier to compare performance of the combined business over different periods.

Unlevered Free Cash Flow is defined as Adjusted EBITDA, less capital expenditures, and Unlevered Free Cash Flow Conversion is defined as Unlevered Free Cash Flow divided by Adjusted EBITDA.

The following table provides a reconciliation between Adjusted net income and Adjusted EBITDA, and Unlevered Free Cash Flow, from Net loss, the most directly comparable GAAP measure (in thousands):

	Years Ended December 31,	
	2022	2021
Net (loss) income	$ (52,500)	$ 6,193
Adjustments		
Interest expense	17,366	14,166
Income tax (benefit) expense	(4,105)	19,311
Depreciation and amortization	28,242	25,401
Impairment of intangible assets	21,570	—
Change in fair value of warrant liabilities [1]	(3,360)	(18,115)
Change in Tax Receivable Agreement liability	125	(15,289)
Loss on debt extinguishment	—	2,108
Stock-based compensation expense	6,656	6,463
Restructuring costs	2,312	1,118
Acquisition costs [2]	1,650	1,967
Change in fair value of contingent consideration liabilities	2,583	1,106
Other expense [3]	5,117	6,520
Adjusted net income	25,656	50,949
Additional adjustments		
Pro forma cost savings - Reorganization [4]	—	31
Pro forma cost savings - Acquisitions [5]	—	3,330
Acquisitions EBITDA [6]	—	2,711
Accounts reserved [7]	—	944
Adjusted EBITDA	25,656	57,965
Less: Capital Expenditures	6,744	9,114
Unlevered free cash flow	$ 18,912	$ 48,851
Unlevered free cash flow conversion	73.7 %	84.3 %

_____

(1) Mark-to-market warrant liability adjustments.
(2) Includes business combination transaction fees, acquisition incentive payments and pre-acquisition expenses.
(3) Includes legal fees associated with acquisitions and other extraordinary matters, costs related to philanthropic initiatives, and private warrant transaction related costs.
(4) Costs savings as a result of the Company reorganization initiated in Q2 2020.
(5) Cost synergies expected as a result of the full integration of the acquisitions.
(6) Pre-acquisition Adjusted EBITDA results from the AAP and Crisp Results acquisitions during the year ended December 31, 2021.
(7) For the year ended December 31, 2021, represents bad debt expense associated with a specific strategic customer, which the Company believes will be settled over time.

A reconciliation of Unlevered Free Cash Flow to net cash provided by operating activities, the most directly comparable GAAP measure, is presented below (in thousands):

		Years Ended December 31,		
		2022		**2021**
Unlevered free cash flow	$	18,912	$	48,851
Capital expenditures		6,744		9,114
Adjusted EBITDA		25,656		57,965
Accounts reserved [1]		—		944
Acquisitions EBITDA [2]		—		2,711
Pro forma cost savings - Reorganization [3]		—		31
Pro forma cost savings - Acquisitions [4]		—		3,330
Adjusted net income		25,656		50,949
Impairment of intangible assets		21,570		—
Acquisition costs [5]		1,650		1,967
Change in fair value of contingent consideration liabilities		2,583		1,106
Other expenses [6]		5,117		6,520
Stock-based compensation		6,656		6,463
Restructuring costs		2,312		1,118
Change in fair value of warrant liabilities [7]		(3,360)		(18,115)
Loss on debt extinguishment		—		2,108
Subtotal before additional adjustments		(10,872)		49,782
Less: Interest expense		17,366		14,166
Less: Income tax (benefit) expense		(4,105)		19,311
Less: Change in Tax Receivable Agreement liability - Consolidated statements of operations		125		(15,289)
Provision for bad debt		1,761		4,798
Amortization of right-of-use assets		937		—
Loss on disposal of assets		7		8
Impairment of intangible assets		21,570		—
Lease restructuring charges		438		542
Loss on debt extinguishment		—		2,108
Stock-based compensation, net of amounts capitalized		6,656		6,393
Amortization of debt issuance costs		1,490		1,379
Deferred income tax (benefit) provision, net		(4,108)		16,459
Change in fair value of contingent consideration		2,583		1,106
Change in fair value of warrant liability		(3,360)		(18,115)
Change in Tax Receivable Agreement liability - Consolidated statements of cash flows		(1,146)		(16,402)
Change in income tax receivable and payable		9		(727)
Change in accounts receivable		1,984		(8,369)
Change in prepaid expenses and other current assets		416		(419)
Change in accounts payable and accrued expenses		(3,055)		(612)
Change in operating lease liabilities		(2,102)		—
Change in other liabilities		(137)		(956)
Net cash (used in) provided by operating activities	$	(315)	$	18,787

---

(1) For the year ended December 31, 2021, represents bad debt expense associated with a specific strategic customer that we believe will be settled over time.
(2) Pre-acquisition Adjusted EBITDA results from the AAP and Crisp Results acquisitions during the year ended December 31, 2021.
(3) Costs savings as a result of the Company reorganization initiated in Q2 2020.
(4) Cost synergies expected as a result of the full integration of the acquisitions.
(5) Includes business combination transaction fees, acquisition incentive payments and pre-acquisition expenses.
(6) Includes legal fees associated with acquisitions and other extraordinary matters, costs related to philanthropic initiatives, and private warrant transaction related costs.
(7) Mark-to-market warrant liability adjustments.

Adjusted Net Income and Adjusted EPS

We use the non-GAAP measures Adjusted Net Income and Adjusted EPS to assess operating performance. Management believes that these measures provide investors with useful information on period-to-period performance as evaluated by management and comparison with our past financial and operating performance. Management also believes these non-GAAP financial measures are useful in evaluating our operating performance compared to that of other companies in our industry, as this metric generally eliminates the effects of certain items that may vary from company to company for reasons unrelated to overall operating performance. We define Adjusted Net Income (Loss) as net loss attributable to Digital Media Solutions, Inc. adjusted for (x) costs associated with the change in fair value of warrant liabilities, debt extinguishment, Business Combination, acquisition-related costs, equity based compensation and lease restructuring charges and (y) the reallocation of net income (loss) attributable to non-controlling interests from the assumed acquisition by Digital Media Solutions, Inc. of all units of Digital Media Solutions Holdings, LLC ("DMSH LLC") (other than units held by subsidiaries of Digital Media Solutions, Inc.) for newly-issued shares of Class A Common Stock of Digital Media Solutions, Inc. on a one-to-one basis. We define adjusted pro forma net loss per share as adjusted pro forma net loss divided by the weighted-average shares of Class A Common Stock outstanding, assuming the acquisition by Digital Media Solutions, Inc. of all outstanding DMSH LLC units (other than units held by subsidiaries of Digital Media Solutions, Inc.) for newly-issued shares of Class A Common Stock on a one-to-one-basis.

The following table presents a reconciliation between GAAP Earnings Per Share and Non-GAAP Adjusted Net Income and Adjusted EPS (*In thousands, except per share data*):

	Years Ended December 31,	
	2022	2021
Numerator:		
Net (loss) income	$ (52,500)	$ 6,193
Net (loss) income attributable to non-controlling interest	(20,548)	3,991
Net (loss) income attributable to Digital Media Solutions, Inc.- basic and diluted	$ (31,952)	$ 2,202
Denominator:		
Weighted average shares - basic	38,252	35,249
Add: dilutive effects of equity awards under the 2020 Omnibus Incentive Plan	27	389
Add: dilutive effects of public warrants	—	126
Weighted average shares - diluted	38,279	35,764
Net (loss) earnings per common share:		
Basic and diluted	$ (0.84)	$ 0.06

	Years Ended December 31,	
	2022	**2021**
Numerator:		
Net (loss) income attributable to Digital Media Solutions, Inc.- basic and diluted	$ (31,952)	$ 2,202
Add adjustments:		
Change in fair value of warrant liabilities	(3,360)	(18,115)
Loss on debt extinguishment	—	2,108
Acquisition costs	1,650	1,967
Change in fair value of contingent consideration liabilities	2,583	1,106
Restructuring costs	2,312	1,118
Business combination expenses	—	3,330
Stock-based compensation expense	6,656	6,463
Accounts reserved	—	944
	9,841	(1,079)
Adjusted net (loss) income attributable to Digital Media Solutions, Inc. - basic and diluted	(22,111)	1,123
Denominator:		
Weighted-average shares outstanding - basic and diluted	38,252	35,249
Weighted-average LLC Units of DMSH, LLC that are convertible into Class A common stock	24,510	25,853
	62,762	61,102
Adjusted EPS - basic and diluted	$ (0.35)	$ 0.02

Liquidity and Capital Resources

The following table summarizes certain key measures of our liquidity and capital resources (in thousands):

	December 31, 2022	December 31, 2021	$ Change	% Change
Cash	$ 48,839	$ 26,394	$ 22,445	85 %
Availability under revolving credit facility	$ 10,000	$ 50,000	$ (40,000)	(80)%
Total Debt	$ 261,625	$ 223,875	$ 37,750	17 %

Our capital sources are focused on investments in our technology solutions, corporate infrastructure and strategic acquisitions to further expand into new business sectors and/or expand sales in existing sectors. We generate sufficient cash flows for working capital and expect to do so for the foreseeable future.

Our principal sources of liquidity on a short-term basis are Cash and cash equivalents, and cash flows provided by operations. Our primary use of cash is compensation to our employees and payments for general operating expenses and Interest expense.

The Term Loan, which was issued at an original issue discount of 1.80% or $4.2 million, is subject to payment of 1.0% of the original aggregate principal amount per annum paid quarterly, with a bullet payment at maturity. The Term Loan will mature, and the revolving credit commitments under the Revolving Facility will terminate, on May 25, 2026, when any outstanding balances will become due. The Term Loan bears interest at our option, at either (i) adjusted LIBOR plus 5.00% or (ii) the Base Rate plus 4.00%. Since May 25, 2021 our interest rate is based on LIBOR plus 5.00%. For the year ended December 31, 2022, the effective interest rate was 9.28%.

Borrowings under the Revolving Facility bear interest, at our option, at either (i) adjusted LIBOR plus 4.25% or (ii) a base rate (which is equal to the highest of (a) the administrative agent's prime rate, (b) the federal funds rate, as in effect from time to time, plus 0.50%, (c) one-month LIBOR plus 1.00%, and (d) 1.75% (the "Base Rate")), plus 3.25%. Under the Revolving Facility, DMS LLC pays a 0.50% per annum commitment fee in arrears on the undrawn portion of the revolving commitments. Since May 25, 2021 our interest rate is based on LIBOR plus 5.00%. The Company drew $5.0 million and $35.0 million on October 4, 2022 and December 29, 2022, respectively. For the year ended December 31, 2022, the effective interest rate was 0.30%.

The Company's ability to borrow amounts under the Credit Facility is conditioned upon its compliance with specified covenants, including certain reporting covenants and financial covenants that, in addition to other items, require the Company to maintain a maximum net leverage ratio (ratio of total debt borrowed by the Company to EBITDA for the four consecutive fiscal quarters most recently ended, subject to certain adjustments set forth in the Credit Facility) not to exceed 4.5:1.0 on the last day of the quarter ended December 31, 2022, which net leverage ratio is adjusted for subsequent quarters as set forth in the Credit Facility. In the event the Company breaches the net leverage ratio, the Company may cure such breach by raising capital through the sale of equity, which capital will be added on a dollar-for-dollar basis to the calculation of EBITDA for purposes of such test period to determine compliance with the financial covenant. There are no limitations on the use of the capital raised in connection with such equity cure. As of December 31, 2022, the Company was in breach of the net leverage ratio, which it cured on March 29, 2023 through the funds received in connection with the issuance of Series A and Series B convertible Preferred stock and Warrants (see *Note 17. Subsequent Events*). As of December 31, 2022, the Company was in material compliance with all financial covenants after consideration of the equity cure.

Cash flows from operating activities

Net cash (used in) provided by operating activities was $(0.3) million for the year December 31, 2022 as compared to $18.8 million provided by operating activities in the year December 31, 2021. The decrease is primarily attributable to an increase in accounts receivable collections, a decrease in accounts payable and current accrued expenses due to timing of vendor payments, and a decrease in the income tax provision.

Cash flows from investing activities

Net cash used in investing activities for the year December 31, 2022 decreased by $25.0 million or 73% to $9.2 million from $34.2 million for the year December 31, 2021, primarily due to the 2021 AAP and Crisp Results acquisitions when compared to the 2022 Traverse acquisition.

Cash flows from financing activities

Net cash provided by financing activities for the year December 31, 2022 was $32.0 million, reflecting an increase of $21.6 million or 206%, as compared to $10.5 million for the year December 31, 2021. This increase was due to higher required repayments of borrowings of long-term debt and notes payable in the prior year under the Monroe Credit Facility and Insurance Premium Financial Service arrangements. Furthermore, the Company drew down from the revolver.

For the year December 31, 2022, our Unlevered Free Cash Flow conversion rate decreased approximately 10% due to lower business performance.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. In addition, we do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements in accordance with GAAP. In doing so, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses during the reporting period. Actual results could differ significantly from these estimates. A number of the estimates and assumptions relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions.

We believe that the accounting policies listed below involve our more significant judgments, estimates and assumptions and, therefore, could have the greatest potential impact on our consolidated financial statements. In addition, we believe that a discussion of these policies is necessary to understand and evaluate the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Annual Report.

Acquisitions

Under the acquisition method of accounting, the Company recognizes, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities are recorded as goodwill.

The Company performs valuations of assets acquired and liabilities assumed and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, and selection of comparable companies. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from these estimates. During the measurement period, the Company may record adjustments to acquired assets and assumed liabilities, with corresponding offsets to goodwill. Upon the conclusion of a measurement period, any subsequent adjustments are recorded to earnings.

At the acquisition date, the Company measures the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. The Company also measures the fair values of all non-contractual contingencies if, as of the acquisitions date, it is more likely than not that the contingencies will give rise to assets or liabilities.

Acquisition related costs not considered part of the considerations are expensed as incurred and recorded in Acquisition costs within the consolidated statement of operations.

Contingent consideration

The Company recognizes the fair value of any contingent consideration that is transferred to the seller in a business combination on the date at which control of the acquiree is obtained. Contingent consideration is classified as a liability or as equity on the basis of the definitions of an equity instrument and a financial liability. Since the Company's contingent consideration can be paid in cash or DMS Class A Common Stock, at the election of the Company, the Company classifies its contingent consideration as a liability. Contingent consideration payments related to acquisitions are measured at fair value at each reporting period using Level 3 unobservable inputs. The Company's estimates of fair value are based upon projected cash flows, estimated volatility and other inputs which are uncertain and involve significant judgments by management. Any changes in the fair value of these contingent consideration payments are included in income from operations in the consolidated statements of operations.

Valuation allowance for deferred tax assets

We establish an income tax valuation allowance when available evidence indicates that it is more likely than not that all or a portion of a deferred tax asset ("DTA") will not be realized. In assessing the need for a valuation allowance, we consider the amounts and timing of expected future deductions or carryforwards and sources of taxable income that may enable utilization. We maintain an existing valuation allowance until enough positive evidence exists to support its reversal. Changes in the amount or timing of expected future deductions or taxable income may have a material impact on the level of income tax valuation allowances. Our assessment of the realizability of the DTA requires judgment about its future results. Inherent in this estimation is the requirement for us to estimate future book and taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environment in which the Company does business. It is possible that the actual results will differ from the assumptions and require adjustments to the allowance. Adjustments to the allowance would affect future net income.

Goodwill and other intangible assets

We account for our business combinations using the acquisition accounting method, which requires us to determine the fair value of net assets acquired and the related Goodwill and Intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and involves the use of significant estimates, including projections of future cash flows, discount rates, asset lives and market multiples.

We review Goodwill as of December 31 each year and whenever events or significant changes in circumstances indicate that the carrying value may not be recoverable. We evaluate the recoverability of Goodwill at the reporting unit level. For the year ended December 31, 2022, the result of our annual impairment test indicated that there were no Goodwill impairment indicators, as the carrying value of the reporting units exceeded their fair value. The fair value of each reporting unit for 2022 was estimated using a combination of the income approach, which incorporates the use of the discounted cash flow method, and the market approach, which incorporates the use of earnings and revenue multiples based on market data. The Company's estimates of fair value are based upon projected cash flows, weighted average cost of capital and other inputs which are uncertain and involve significant judgments by management.

We review Intangible assets with finite lives subject to amortization whenever events or circumstances indicate that a carrying amount of an asset may not be recoverable. We evaluate the recoverability of Intangible assets at the asset group level. Recoverability of these assets is determined by comparing the carrying value of these assets to the estimated undiscounted future cash flows expected to be generated by these asset groups. These asset groups are impaired when their carrying value exceeds their fair value. Impaired Intangible assets with finite lives subject to amortization are written down to their fair value with a charge to expense in the period the impairment is identified. Intangible assets with finite lives are amortized on a straight-line basis with estimated useful lives generally between one and nine years. Events or circumstances that might require impairment testing include the loss of a significant client, the identification of other impaired assets within a reporting unit, loss of key personnel, the disposition of a significant portion of a reporting unit, significant decline in stock price or a significant adverse change in business climate or regulations. The Company determined that the recent economic downturn and inflation, along with the Company's revenue reduction and decreased stock market price were indicators of impairment under *ASC 360-10, Impairment and Disposal of Long-Lived Assets* for certain asset groups during 2022.

Refer to *Note 1. Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements, included in Item 8. Financial Statements and Supplementary Data of this Annual Report, for information on our critical and significant accounting policies.

Recently Issued Accounting Standards

Refer to *Note 1. Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements, included in Item 8. Financial Statements and Supplementary Data of this Annual Report, for a more detailed discussion on recent accounting pronouncements and the related impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In addition to the inherent operational risks, the Company is exposed to certain market risks, primarily related to changes in interest rates.

As of December 31, 2022 we had $221.6 million and $40.0 million outstanding under our Term Loan and our Revolving Facility, respectively, which had an effective rate of 9.28% and 0.30%, respectively, for the year ended December 31, 2022.

Our credit facility references LIBOR as the benchmark interest rate for our debt and will continue to do so until LIBOR no longer supports rate information at various tenor's used in our debt portfolio. Our credit facility provides an alternative benchmark interest rate using the Secured Overnight Financing Rate ("SOFR") in the event LIBOR is no longer available. It is not expected that this change in rates will have a material impact on our financial position or results or operations, but we will continue to actively assess the related opportunities and risks involved in this transition.

Refer to *Note 8. Debt* in the Notes to Consolidated Financial Statements, included in Item 8. Financial Statements and Supplementary Data of this Annual Report, for further details on our debt.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this Item 7A.

Item 8. Financial Statements and Supplementary Data.

Our financial statements for the fiscal years ended December 31, 2022 and 2021, and the reports thereon of the independent registered public accounting firms are included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Digital Media Solutions, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Digital Media Solutions, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, the related consolidated statements of operations, changes in deficit, and cash flows for the year then ended, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for leases in 2022 due to the adoption of Accounting Standards Codification 842, *Leases*.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2022.

Tampa, Florida
March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Digital Media Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Digital Media Solutions, Inc. (the Company) as of December 31, 2021, the related consolidated statements of operations, changes in deficit and cash flows for the year ended December 31, 2021, and the related notes and consolidated financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2020 to 2022.

Tampa, Florida
March 16, 2022

DIGITAL MEDIA SOLUTIONS, INC.
Consolidated Balance Sheets
(in thousands, except per share par value)

		December 31, 2022		December 31, 2021
Assets				
Current assets:				
Cash and cash equivalents	$	48,839	$	26,394
Accounts receivable, net of allowances of $4,656 and $4,930, respectively		48,109		51,578
Prepaid and other current assets		3,296		3,698
Income tax receivable		1,626		2,078
Total current assets		101,870		83,748
Property and equipment, net		17,702		19,168
Operating lease right-of-use assets, net		2,187		—
Goodwill		77,238		76,558
Intangible assets, net		27,519		66,228
Other assets		765		889
Total assets	$	227,281	$	246,591
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	39,908	$	42,073
Accrued expenses and other current liabilities		7,101		9,473
Current portion of long-term debt		2,250		2,250
Income taxes payable		(340)		103
Tax Receivable Agreement liability		164		1,310
Operating lease liabilities - current		2,175		—
Contingent consideration payable - current		1,453		7,370
Deferred acquisitions consideration payable - current		—		4,785
Total current liabilities		52,711		67,364
Long-term debt		254,573		215,505
Deferred tax liabilities		1,112		4,786
Operating lease liabilities - non-current		2,232		—
Private Placement Warrant liabilities		600		3,960
Contingent consideration payable - non-current		—		1,069
Other non-current liabilities		—		1,725
Total liabilities		311,228		294,409
Stockholders' deficit:				
Preferred stock, $0.0001 par value, 100,000 shares authorized; none issued and outstanding at December 31, 2022		—		—
Class A Common Stock, $0.0001 par value, 500,000 shares authorized; 39,957 issued and outstanding at December 31, 2022		4		3
Class B convertible common stock, $0.0001 par value, 60,000 shares authorized; 25,699 issued and outstanding at December 31, 2022		3		3
Class C convertible common stock, $0.0001 par value, 40,000 authorized; none issued and outstanding at December 31, 2022		—		—
Additional paid-in capital		(14,054)		(25,239)
Treasury stock, at cost, 138 and 0 shares, respectively		(181)		—
Cumulative deficit		(32,896)		(944)
Total stockholders' deficit		(47,124)		(26,177)
Non-controlling interest		(36,823)		(21,641)
Total stockholders' deficit		(83,947)		(47,818)
Total liabilities and stockholders' deficit	$	227,281	$	246,591

The accompanying notes are an integral part of the audited consolidated financial statements.

DIGITAL MEDIA SOLUTIONS, INC.
Consolidated Statements of Operations
(in thousands, except per share data)

	Years Ended December 31,	
	2022	**2021**
Net revenue	$ 391,148	$ 427,935
Cost of revenue (exclusive of depreciation and amortization)	287,820	303,025
Salaries and related costs	49,872	48,014
General and administrative expenses	41,878	40,040
Depreciation and amortization	28,242	25,401
Impairment of intangible assets	21,570	—
Acquisition costs	1,650	1,967
Change in fair value of contingent consideration liabilities	2,583	1,106
(Loss) income from operations	(42,467)	8,382
Interest expense	17,366	14,166
Change in fair value of warrant liabilities	(3,360)	(18,115)
Change in Tax Receivable Agreement liability	125	(15,289)
Loss on debt extinguishment	—	2,108
Loss on disposal of assets	7	8
Net (loss) income before income taxes	(56,605)	25,504
Income tax (benefit) expense	(4,105)	19,311
Net (loss) income	(52,500)	6,193
Net (loss) income attributable to non-controlling interest	(20,548)	3,991
Net (loss) income attributable to Digital Media Solutions, Inc.	$ (31,952)	$ 2,202
Weighted-average shares outstanding - basic	38,252	35,249
Weighted-average shares outstanding - diluted	38,279	35,764
(Loss) earnings per share attributable to Digital Media Solutions, Inc.:		
Basic and diluted - per common shares	$ (0.84)	$ 0.06

The accompanying notes are an integral part of the audited consolidated financial statements.

44

DIGITAL MEDIA SOLUTIONS, INC.
Consolidated Statements of Changes in Deficit
(in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Treasury Stock	Cumulative Deficit	Total Stockholders' Deficit	Non-controlling Interest	Total Deficit
	Shares	Amount	Shares	Amount						
Balance, December 31, 2021	36,226	$ 3	25,699	$ 3	$ (25,239)	$ —	$ (944)	$ (26,177)	$ (21,641)	$ (47,818)
Net (loss)	—	—	—	—	—	—	(31,952)	(31,952)	(20,548)	(52,500)
SmarterChaos DMSH units redeemed and issued to Class A Common Stock [1]	153	—	—	—	—	—	—	—	—	—
Shares issued in connection with the Crisp Earnout (Note 7)	2,989	1	—	—	9,999	—	—	10,000	—	10,000
Stock-based compensation	—	—	—	—	7,125	—	—	7,125	—	7,125
Shares issued under the 2020 Omnibus Incentive Plan	726	—	—	—	—	—	—	—	—	—
Distributions to non-controlling interest holders [2]	—	—	—	—	—	—	—	—	(573)	(573)
Treasury stock purchased under the 2020 Omnibus Incentive Plan	(137)	—	—	—	—	(181)	—	(181)	—	(181)
Impact of transactions affecting non-controlling interest [3]	—	—	—	—	(5,939)	—	—	(5,939)	5,939	—
Balance, December 31, 2022	39,957	$ 4	25,699	$ 3	$ (14,054)	$ (181)	$ (32,896)	$ (47,124)	$ (36,823)	$ (83,947)

(1) On January 17, 2022, the Sellers of SmarterChaos redeemed their remaining non-controlling interest held through DMSH Units in exchange for 153 thousand shares of Class A Common Stock in DMS, Inc. The non-controlling interest held by the Sellers of SmarterChaos did not include related Class B Common Stock to be retired upon redemption.
(2) Represents tax distributions to shareholders Prism, Clairvest and the Sellers of SmarterChaos. As of December 31, 2022, $10 thousand of these distributions have not been paid.
(3) The carrying amount of non-controlling interest was adjusted primarily to reflect the change in ownership interest caused by additional DMSH units redeemed and issued to Class A Common Stock by the Sellers of SmarterChaos, shares issued in connection with the Crisp Earnout and shares issued under the 2020 Omnibus Incentive Plan.

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Deficit	Non-controlling Interest	Total Deficit
	Shares	Amount	Shares	Amount					
Balance, December 31, 2020	32,393	$ 3	25,999	$ 3	$ (48,027)	$ (3,146)	$ (51,167)	$ (44,518)	$ (95,685)
Net income	—	—	—	—	—	2,202	2,202	3,991	6,193
Shares issued in connection with acquisition of Aramis, PushPros, and Aimtell (Note 6)	1,293	—	—	—	8,688	—	8,688	6,201	14,889
Shares issued in connection with acquisition of Crisp Results (Note 6)	1,595	—	—	—	11,567	—	11,567	8,256	19,823
Exercise of warrants to issue Class A Common Stock	1	—	—	—	17	—	17	—	17
Prism shares redeemed and issued to Class A Common Stock	300	—	(300)	—	192	—	192	—	192
SmarterChaos DMSH units redeemed and issued to Class A Common Stock [1]	154	—	—	—	392	—	392	—	392
Directors and employee vested units issued	490	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	6,840	—	6,840	—	6,840
Distributions to non-controlling interest holders [2]	—	—	—	—	—	—	—	(198)	(198)
Correction of Business Combination Tax Receivable Agreement	—	—	—	—	(322)	—	(322)	—	(322)
Impact of transactions affecting non-controlling interest [3]	—	—	—	—	(4,707)	—	(4,707)	4,707	—
Other [4]	—	—	—	—	121	—	121	(80)	41
Balance, December 31, 2021	36,226	$ 3	25,699	$ 3	$ (25,239)	$ (944)	$ (26,177)	$ (21,641)	$ (47,818)

_____

(1) On June 30, 2021, the sellers of SmarterChaos redeemed approximately one-half of their non-controlling interest held through DMSH Units in exchange for Class A Common Stock in DMS Inc. The non-controlling interest held by the Sellers of SmarterChaos did not include related Class B Common Stock to be retired upon redemption.

(2) Represents tax distribution to former owners of Prism, Clairvest and the Sellers of SmarterChaos.

(3) The carrying amount of non-controlling interest was adjusted primarily to reflect the change in ownership interest caused by additional controlling shares contributed as a result of the Crisp acquisition and non-controlling redemptions by Prism and the Sellers of SmarterChaos.

(4) Includes costs associated with the issuance of equity shares, other distribution costs, and other tax adjustments associated with the Tax Receivable Agreement.

The accompanying notes are an integral part of the audited consolidated financial statements.

DIGITAL MEDIA SOLUTIONS, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,	
	2022	2021
Cash flows from operating activities		
Net (loss) income	$ (52,500)	$ 6,193
Adjustments to reconcile net income to net cash from operating activities		
Provision for bad debt	1,761	4,798
Depreciation and amortization	28,242	25,401
Amortization of right-of-use assets	937	—
Loss on disposal of assets	7	8
Impairment of intangible assets	21,570	—
Lease restructuring charges	438	542
Loss on debt extinguishment	—	2,108
Stock-based compensation, net of amounts capitalized	6,656	6,393
Amortization of debt issuance costs	1,490	1,379
Deferred income tax (benefit) provision, net	(4,108)	16,459
Change in fair value of contingent consideration	2,583	1,106
Change in fair value of warrant liability	(3,360)	(18,115)
Change in Tax Receivable Agreement liability	(1,146)	(16,402)
Change in income tax receivable and payable	9	(727)
Change in accounts receivable	1,984	(8,369)
Change in prepaid expenses and other current assets	416	(419)
Change in accounts payable and accrued expenses	(3,055)	(612)
Change in operating lease liabilities	(2,102)	—
Change in other liabilities	(137)	(956)
Net cash (used in) provided by operating activities	(315)	18,787
Cash flows from investing activities		
Additions to property and equipment	(6,744)	(9,114)
Acquisition of businesses, net of cash acquired	(2,502)	(25,129)
Net cash used in investing activities	(9,246)	(34,243)
Cash flows from financing activities		
Proceeds from borrowings on revolving credit facilities	40,000	11,000
Proceeds from issuance of long-term debt	—	220,840
Payments of long-term debt and notes payable	(2,250)	(200,977)
Payments of borrowings on revolving credit facilities	—	(15,000)
Payment of debt issuance costs	—	(3,565)
Tax withholding on share based awards	—	(994)
Payment of equity issuance	—	(493)
Payment of early termination	—	(188)
Proceeds from warrants exercised	—	11
Purchase of treasury stock related to stock-based compensation	(181)	—
Distributions to non-controlling interest holders	(563)	(196)
Payment of deferred consideration payable	(5,000)	—
Other	—	15
Net cash provided by financing activities	32,006	10,453
Net change in cash and cash equivalents	22,445	(5,003)
Cash and cash equivalents, beginning of period	26,394	31,397
Cash and cash equivalents, end of period	$ 48,839	$ 26,394

		Years Ended December 31,		
		2022		**2021**
Supplemental Disclosure of Cash Flow Information				
Cash Paid During the Period For				
Interest	$	15,574	$	12,926
Income taxes		1,214		4,442
Non-Cash Transactions:				
Contingent and deferred acquisition consideration	$	3,014	$	11,903
Stock-based compensation capitalized in property and equipment		469		447
Capital expenditures included in accounts payable		151		410
Issuance of equity for AAP and Crisp Results		10,000		35,000

The accompanying notes are an integral part of the consolidated financial statements.

DIGITAL MEDIA SOLUTIONS, INC.
Notes to Consolidated Financial Statements

Note 1. Business, Basis of Presentation and Summary of Significant Accounting Policies

Business

Digital Media Solutions, Inc. ("DMS Inc.") is a digital performance marketing company offering a diversified lead and software delivery platform that drives high value and high intent leads to its customers. As used in this Annual Report, the "Company" refers to DMS Inc. and its consolidated subsidiaries, (including its wholly-owned subsidiary, CEP V DMS US Blocker Company, a Delaware corporation ("Blocker")). The Company is headquartered in Clearwater, Florida. The Company primarily operates and derives most of its revenues in the United States.

Leo Holdings Corp. ("Leo"), a special purpose acquisition company, was incorporated on November 29, 2017 as a Cayman Islands exempted company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses. On July 15, 2020, Leo consummated a transaction structured similar to a reverse recapitalization (the "Business Combination") and domesticated as a corporation incorporated in the state of Delaware. At the closing of the Business Combination (the "Closing"), Leo acquired the equity in Blocker and a portion of the equity of Digital Media Solutions Holding, LLC ("DMSH"), Blocker became the sole managing member of DMSH, and Leo was renamed Digital Media Solutions, Inc.

As the Business Combination was structured as a reverse recapitalization, the historical operations of DMSH are deemed to be those of the Company. Thus, the financial statements included in this Annual Report reflect (i) the historical operating results of DMSH prior to the Business Combination; (ii) the combined results of the Company following the Business Combination; (iii) the assets and liabilities of Leo at historical cost; and (iv) the Company's equity and (loss) earnings per share for all periods presented. Refer to *Note 2. Business Combination* for additional discussion related to the transaction.

The Company operates as a performance marketing engine for companies across numerous industries, including consumer finance (mortgage), education (split between non-profit and for-profit), automotive (aftermarket auto warranty, auto insurance), insurance (health, homeowners), home services (home security), brand performance (consumer products), gig, health and wellness, and career (job pursuit). Through its agency business, DMS provides access and control over the advertising spend of clients, and also offers marketing automation software as a service (SaaS) to clients.

The Company has organized its operations into three reportable segments. The Brand Direct reportable segment consists of services delivered against an advertiser's brand, while the Marketplace reportable segment is made up of services delivered directly against the DMS brand. In the Technology Solutions reportable segment, services offered by DMS include SaaS and digital media services that are managed on behalf of the customer (i.e., managed services).

Correction of Tax Receivable Agreement liability as of Business Combination date

Through the completion of the 2020 tax return during the third quarter of 2021, we identified an error recorded upon the Business Combination that resulted in a decrease in the Deferred tax assets ("DTAs") of $2.1 million, a decrease in the Tax Receivable Agreement liability of $1.8 million and a decrease in Additional paid-in capital of $0.3 million, as compared to the amounts recorded in the consolidated balance sheets as of December 31, 2020. As the effect of the correction to these accounts was not material to the prior period financial statements, we elected to correct the balance in the 2021 year, with the offset to Additional paid-in capital, which was consistent with the method to record the DTAs and Tax Receivable Agreement liability on the date of the Business Combination. There was no impact to continuing operations, net income, or related per-share amounts for the year ended December 31, 2021. The correction had no impact to the consolidated financial statements for the year ended December 31, 2022.

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and applicable rules and regulations of the SEC.

Principles of consolidation

The Company consists of DMS Inc. and its wholly-owned subsidiary, Blocker. Pursuant to the Business Combination, DMS Inc. acquired, directly and through its acquisition of the equity of Blocker, approximately 60.9% of the membership interest in DMSH, while the Sellers (as defined in *Note 2. Business Combination*) retained approximately 39.1% of the membership interest in DMSH ("non-controlling interests").

The Company consolidates the assets, liabilities and operating results of DMSH and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The results of operations attributable to the non-controlling interests are included in the Company's consolidated statements of operations, and the non-controlling interests are reported as a separate component of equity, refer to *Note 11. Equity.*

Reclassification

Certain amounts in prior period related to the classification of telecommunication costs for our call center have been reclassified from General and administrative expenses to Cost of revenue (exclusive of depreciation and amortization) to conform to the current period presentation in the consolidated statements of operations and the respective accompanying notes. These reclassifications had no impact on Net (loss) income and on (Loss) earnings per share for the years ended December 31, 2022 and 2021, respectively. These reclassifications had no impact on the consolidated balance sheets and the consolidated statements of cash flows.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported as separate financial statement line items in the consolidated financial statements. Actual results could differ from those estimates. Management regularly makes estimates and assumptions that are inherent in the preparation of the consolidated financial statements including, but not limited to, the fair value of private placement warrants, the allowance for doubtful accounts, stock-based compensation, fair value of intangibles acquired in business combinations, loss contingencies, contingent consideration liabilities, intangible asset impairments, and deferred taxes and amounts associated with the Tax Receivable Agreement.

Revenue recognition

The Company derives revenue primarily from fees earned through the delivery of qualified clicks, leads, inquiries, calls, applications, customers and, to a lesser extent, display advertisements, or impressions. The Company recognizes revenue when the Company transfers promised goods or services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company recognizes revenue pursuant to the five-step framework contained in *ASC 606, Revenue from Contracts with Customers*: (i) identify the contract with a client; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations.

As part of determining whether a contract exists, probability of collection is assessed on a client-by-client basis at the outset of the contract. If it is determined from the outset of an arrangement that the client does not have the ability or intention to pay, the Company will conclude that a contract does not exist and will continuously reassess its evaluation until the Company is able to conclude that a contract does exist.

Generally, the Company's contracts specify the period of time as one month, but in some instances the term may be longer. However, for most of the Company's contracts with clients, either party can terminate the contract at any time without penalty. Consequently, enforceable rights and obligations only exist on a day-to-day basis, resulting in individual daily contracts during the specified term of the contract or until one party terminates the contract prior to the end of the specified term.

The Company has assessed the services promised in its contracts with clients and has identified one performance obligation, which is a series of distinct services. Depending on the client's needs, these services consist of a specified number or an unlimited number of clicks, leads, calls, applications, customers, etc. (hereafter collectively referred to as "marketing results") to be delivered over a period of time. The Company satisfies these performance obligations over time as the services are provided. The Company does not promise to provide any other significant goods or services to its clients.

Transaction price is measured based on the consideration that the Company expects to receive from a contract with a client. The Company's contracts with clients contain variable consideration as the price for an individual marketing result varies on a day-to-day basis depending on the market-driven amount a client has committed to pay. However, because the Company ensures the stated period of its contracts does not generally span multiple reporting periods, the contractual amount within a period is based on the number of marketing results delivered within the period. Therefore, the transaction price for any given period is fixed and no estimation of variable consideration is required.

If a marketing result delivered to a client does not meet the contractual requirements associated with that marketing result, the Company's contracts allow for clients to return a marketing result generally within 5-10 days of having received the marketing result. Such returns are factored into the amount billed to the client on a monthly basis and consequently result in a reduction to revenue in the same month the marketing result is delivered. No warranties are offered to the Company's clients.

The Company does not allocate transaction price as the Company has only one performance obligation and its contracts do not generally span multiple periods. Taxes collected from clients and remitted to governmental authorities are not included in revenue. The Company elected to use the practical expedient which allows the Company to record sales commissions as expense as incurred when the amortization period would have been one year or less.

The Company bills clients monthly in arrears for the marketing results delivered during the preceding month. The Company's standard payment terms are 30-60 days. Consequently, the Company does not have significant financing components in its arrangements.

Separately from the agreements the Company has with clients, the Company has agreements with Internet search companies, third-party publishers and strategic partners that we engage with to generate targeted marketing results for its clients. The Company receives a fee from its clients and separately pays a fee to the Internet search companies, third-party publishers and strategic partners. Other than certain of its managed services arrangements, the Company is the principal in the transaction. For the transactions where the Company is the principal, the fees paid by its clients are recognized as revenue and the fees paid to its Internet search companies, third-party publishers and strategic partners are included in cost of revenue.

Customer acquisition

The Company's performance obligation for Customer acquisition contracts is to deliver an unspecified number of potential customers or leads (i.e., number of clicks, emails, calls and applications) to the customer in real-time, on a daily basis as the leads are generated, based on predefined qualifying characteristics specified by our customer. The contracts generally have a one-month term and the Company has an enforceable right to payment for all leads delivered to the customer. The Company's customers simultaneously receive and consume the benefits provided, as the Company satisfies its performance obligations. The Company recognizes revenue as the performance obligations are satisfied over time.

When there is a delay between the period in which revenue is recognized and when a customer invoice is issued, revenue is recognized and the corresponding amounts are recorded as unbilled revenue (i.e., contract assets) within Accounts receivable, net on the consolidated balance sheets. In line with industry practice, the Company applies the constraint on variable consideration and records revenue based on internally tracked conversions (leads delivered), net of the amount tracked and subsequently confirmed by customers. A significant portion of the unbilled estimated revenue balance is finalized and invoiced to customers within sixty days following the period of service. Any remaining estimates are finalized and invoiced as billing totals are reconciled with the customer. Historical estimates related to unbilled revenue have not been materially different from actual revenue billed.

Managed services

The Company's performance obligation for Managed service contracts is to provide continuous service of managing the customer's media spend for the purpose of generating leads through a third-party supplier of leads, as requested by our customer. Each month of service is distinct, and any variable consideration is allocated to a distinct month. Therefore, revenue is recognized as the performance obligation is satisfied each month and there is no estimation of revenue required at each reporting period for managed services contracts.

The Company enters into agreements with internet search companies, third-party publishers and/or strategic partners to generate customer acquisition services for their Managed service customers. The Company receives a fee from its customers and separately pays a fee to the internet search companies, third-party publishers and/or strategic partners. The third-party supplier is primarily responsible for the performance and deliverable to the customer, and the Company solely arranges for the third-party supplier to provide services to the customer. Therefore, in certain cases, the Company acts as the agent and the net fees earned by the Company are recorded as revenue, with no associated costs of revenue attributable to the Company.

Software services

The Company's performance obligation for Software services contracts is to provide the customer with continuous, daily access to the Company's proprietary software. Service provided each month is distinct, and any variable consideration is allocated to a distinct month. Therefore, revenue is recognized as the performance obligations are satisfied each month and there is no estimation of revenue required at each reporting period for Software services contracts.

Cost of revenue

Cost of revenue primarily includes media and related costs, which consist of the cost to acquire traffic through the purchase of impressions, clicks or actions from publishers or third-party intermediaries, such as advertising exchanges, and technology costs that enable media acquisition. These media costs are used primarily to drive user traffic to the Company's and its clients' media properties. Cost of revenue additionally consists of indirect costs such as data verification, hosting and fulfillment costs. Cost of revenue is presented exclusive of Depreciation and amortization expenses, as well as Salaries and related costs.

Cash and cash equivalents

The Company considers highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of the purchase to be cash equivalents. The Company's cash is primarily held as cash deposits with no cash restrictions at retail and commercial banks.

Accounts receivable, net

Accounts receivables are recorded net of the allowance for doubtful accounts. Management determines the allowance for doubtful accounts based on factors including past write-offs, delinquency trends and current credit conditions. Accounts are written off when management determines that collection is unlikely. As of December 31, 2022 and 2021, the allowance for doubtful accounts was $4.7 million and $4.9 million, respectively. For the years ended December 31, 2022 and 2021 bad debt expense was $1.8 million and $4.8 million, respectively.

Property and equipment, net

Property and equipment are recorded at cost, net of accumulated Depreciation and amortization. Property and equipment consist of computer and office equipment, furniture and fixtures and leasehold improvements, which are depreciated on a straight-line basis over the estimated useful lives of the assets.

Costs for websites and internal-use software are capitalized as Property and Equipment, net on the Consolidated Balance Sheets during the application stages. Any initial research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance, general and administrative or overhead costs are expensed as incurred. Qualified costs incurred during the operating stage of our websites and software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs that cannot be separated between maintenance of, and minor upgrades and enhancements to, websites and internal-use software are expensed as incurred.

Capitalized software development costs are amortized on a straight line basis over the estimated useful life or 3 years, whichever is shorter. Website and software development costs that do not qualify for capitalization are expensed as incurred - through salaries and related costs for employees time or through cost of goods sold for third-party maintenance efforts, which are recorded in Salaries and related costs or in General and administrative expenses, respectively, within the consolidated statements of operations. The capitalization and ongoing assessment of recoverability of development costs require considerable judgment by management with respect to certain external factors, including estimated economic life.

Management regularly assesses the carrying value of its long-lived assets to be held and used, including property and equipment and intangible assets, for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. If such events or circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of estimated fair value.

Lease accounting

The Company classifies its lease arrangements at inception as either operating leases or finance leases. A lease is classified as a finance lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if none of the five criteria described above for finance lease classification is met.

We determine if an arrangement is a lease at inception of the contract. Our right of use assets represents our right to use the underlying assets for the lease term and our lease liabilities represent our obligation to make lease payments arising from the leases. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

The Company's lease arrangements consist of real estate operating leases for office space which generally contain an initial term of five to seven years and are renewable (and cancellable after a notice period) at the Company's option. In general, we do not consider renewal options to be reasonably likely to be exercised, therefore, renewal options are not recognized as part of our right-of-use assets and lease liabilities recorded on the consolidated balance sheets. All of the Company's leases for which we are a lessee are classified as operating leases in accordance with *ASC 842, Lease Accounting* ("ASC 842"). Our right-of-use assets associated with operating leases are included in Operating lease right-of-use assets, net on the Company's consolidated balance sheets. Current and long-term portions of lease liabilities related to operating leases are included in Operating lease liabilities - current and Operating lease liabilities - non-current on the Company's consolidated balance sheets. As of December 31, 2022, the Company has six leased properties, representing 87,030 square feet of office space located in the United States.

In assessing our real estate operating leases and determining the lease liability, we were not able to readily determine the discount rate implicit in the lease arrangements, and thus used the lease commencement date and determined the incremental borrowing rate range between 3.40% and 4.23% for the leases on a collateralized basis to calculate the present value of the lease payments. Our operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of the remaining lease payments at the discount rate. Certain adjustments to the right-of-use asset may be required for items such as incentives received, initial direct cost, and prepaid lease payments. The Company's right-of-use assets are measured as the balance of the lease liability plus any prepaid or accrued lease payments and any unamortized initial direct costs less any lease incentives received. Additionally, certain amounts related to our lease arrangements that were previously reported as part of our lease abandonment reserve have been reflected as impairment reducing the Operating lease right-of-use assets, net on the company's consolidated balance sheets. The Company has no finance leases.

Operating lease expenses are recognized on a ratable basis, regardless of whether the payment terms require the Company to make payments annually, quarterly, monthly, or for the entire term in advance. Certain of the Company's lease agreements contain fixed escalation clauses (such as fixed dollar or fixed percentage increases) or inflation-based escalation clauses. If the payment terms include fixed escalator provisions, the effect of such increases is recognized on a straight-line basis. The Company calculates the straight-line expense over the contract's estimated lease term, including any renewal option periods that the Company may deem reasonably certain to be exercised.

The majority of the Company's lease agreements have certain termination rights that provide for cancellation after a notice period and multiple renewal options at the Company's option. The Company includes renewal option periods in its calculation of the estimated lease term when it determines that the options are reasonably certain to be exercised. When such renewal options are deemed to be reasonably certain, the estimated lease term determined under ASC 842 will be greater than the non-cancelable term of the contractual arrangement. Although certain renewal periods are included in the estimated lease term, the Company would have the ability to terminate or elect to not renew a particular lease if business conditions warrant such a decision.

For additional information on leases, see *Note 9. Leases*.

Goodwill and intangible assets

We account for our business combinations using the acquisition accounting method, which requires us to determine the fair value of net assets acquired and the related Goodwill and Intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and involves the use of significant estimates, including projections of future cash flows, discount rates, asset lives and market multiples.

We review Goodwill as of December 31 each year and whenever events or significant changes in circumstances indicate that the carrying value may not be recoverable. We evaluate the recoverability of Goodwill at the reporting unit level. For the year ended December 31, 2022, the result of our annual impairment test indicated that there were no Goodwill impairment indicators, as the carrying value of the reporting units exceeded their fair value. The fair value of each reporting unit for 2022 was estimated using a combination of the income approach, which incorporates the use of the discounted cash flow method, and the market approach, which incorporates the use of earnings and revenue multiples based on market data. The Company's estimates of fair value are based upon projected cash flows, weighted average cost of capital and other inputs which are uncertain and involve significant judgments by management.

We review Intangible assets with finite lives subject to amortization whenever events or circumstances indicate that a carrying amount of an asset may not be recoverable. We evaluate the recoverability of Intangible assets at the asset group level. Recoverability of these assets is determined by comparing the carrying value of these assets to the estimated undiscounted future cash flows expected to be generated by these asset groups. These asset groups are impaired when their carrying value exceeds their fair value. Impaired Intangible assets with finite lives subject to amortization are written down to their fair value with a charge to expense in the period the impairment is identified. Intangible assets with finite lives are amortized on a straight-line basis with estimated useful lives generally between one and nine years. Events or circumstances that might require impairment testing include the loss of a significant client, the identification of other impaired assets within a reporting unit, loss of key personnel, the disposition of a significant portion of a reporting unit, significant decline in stock price or a significant adverse change in business climate or regulations. The Company determined that the recent economic downturn and inflation, along with the Company's revenue reduction and decreased stock market price were indicators of impairment under *ASC 360-10, Impairment and Disposal of Long-Lived Assets* for certain asset groups during 2022. As a result, the Company calculated the fair value of the finite-lived intangible assets. Intangible assets included technology, brand, and customer relationships. The fair value of technology was determined using the Multi Period Excess Earnings Approach; fair value of the customer relationships was determined using the Excess Earnings Method; and fair value of the brand was determined using the Relief from Royalty Method. As a result, of the fair value being lower than the carrying value for certain assets, the Company recorded impairment loss of $0.9 million and $20.7 million to Intangible assets which are in asset groups included in Brand Direct and Marketplace reporting units, respectively, for the year ended December 31, 2022.

Determining fair value requires the use of estimates and assumptions. Such estimates and assumptions include revenue growth rates, operating profit margins, royalty rates, weighted average costs of capital, terminal growth rates, future market share, the impact of new product development, and future market conditions, among others. The Company recognizes a Goodwill impairment charge for the amount by which the carrying value of Goodwill exceeds the reporting unit's fair value.

Intangible assets with finite lives are amortized based on the estimated consumption of the economic benefit over their estimated useful lives.

For additional information on Goodwill and Intangibles assets, see *Note 6. Goodwill and Intangible Assets*.

Contingencies

The Company is subject to legal, regulatory and other proceedings and claims that arise in the ordinary course of business. An estimated liability is recorded for those proceedings and claims when the loss from such proceedings and claims becomes probable and reasonably estimable. Outstanding claims are reviewed with internal and external counsel to assess the probability and the estimates of loss, including the possible range of an estimated loss. The risk of loss is reassessed each period and as new information becomes available, liabilities are adjusted as appropriate. The actual cost of resolving a claim may be substantially different from the amount of the liability recorded. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position but could possibly be material to the consolidated results of operations or cash flows for any one period.

Acquisitions

Under the acquisition method of accounting, the Company recognizes, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities are recorded as goodwill.

The Company performs valuations of assets acquired and liabilities assumed and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, and selection of comparable companies. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from these estimates. During the measurement period, the Company may record adjustments to acquired assets and assumed liabilities, with corresponding offsets to goodwill. Upon the conclusion of a measurement period, any subsequent adjustments are recorded to earnings.

At the acquisition date, the Company measures the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. The Company also measures the fair values of all non-contractual contingencies if, as of the acquisitions date, it is more likely than not that the contingencies will give rise to assets or liabilities.

Acquisition related costs not considered part of the considerations are expensed as incurred and recorded in Acquisition costs within the consolidated statement of operations.

Contingent consideration

The Company recognizes the fair value of any contingent consideration that is transferred to the seller in a business combination on the date at which control of the acquiree is obtained. Contingent consideration is classified as a liability or as equity on the basis of the definitions of an equity instrument and a financial liability. Since the Company's contingent consideration can be paid in cash or DMS Class A Common Stock, at the election of the Company, the Company classifies its contingent consideration as a liability. Contingent consideration payments related to acquisitions are measured at fair value at each reporting period using Level 3 unobservable inputs. The Company's estimates of fair value are based upon projected cash flows, estimated volatility and other inputs which are uncertain and involve significant judgments by management. Any changes in the fair value of these contingent consideration payments are included in income from operations in the consolidated statements of operations.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. In most cases, the exit price and transaction (or entry) price will be the same at initial recognition. In the Company's case, the fair value of financial instruments approximates fair value.

The fair value hierarchy uses a framework which requires categorizing assets and liabilities into one of three levels based on the inputs used in valuing the asset or liability.
- Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities.
- Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- Level 3 inputs include unobservable inputs that are supported by little, infrequent or no market activity and reflect management's own assumptions about inputs used in pricing the asset or liability.

Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Private Placement Warrant liabilities

The Company Private Placement Warrants are not redeemable by the Company so long as they are held by Sponsor or its permitted transferees. Sponsor, or its permitted transferees, has the option to exercise the Company Private Placement Warrants on a cashless basis. Except for the forgoing, the Company Private Placement Warrants have terms and provisions that are identical to those of the Company Public Warrants. If the Company Private Placement Warrants are held by holders other than Sponsor or its permitted transferees, the Company Private Placement Warrants will be redeemable by Company and exercisable by the holders on the same basis as the Company Public Warrants. See *Note 11. Equity* for description of the Public Warrants' terms.

Because the Company's Private Placement Warrants contain provisions whereby the settlement amount varies depending upon the characteristics of the warrant holder, they meet the definition of a derivative under *ASC 815, Derivatives and Hedging*. The Private Placement Warrants are recorded as liabilities on the consolidated balance sheets at fair value, with subsequent changes in their respective fair values recognized in the consolidated statements of operations at each reporting date. The Company estimates the Private Placement Warrants fair value using a Black-Scholes-Merton option pricing model using a combination of the historical share price volatility of the Company's and other similar companies' share prices and the implied volatility of the public warrants, market price and exercise price and the remaining life of the Private Placement Warrants.

Advertising costs

All advertising, promotional and marketing costs are expensed when incurred. Advertising, promotional and marketing costs for the years ended December 31, 2022 and 2021 were $10.6 million and $11.3 million, respectively, and were included in General and administrative expenses within the consolidated statements of operations.

Stock-based compensation

Stock-based compensation is measured using the grant-date fair value of the award of equity instruments, including stock options and restricted stock units ("RSUs"). The expense is recognized over the requisite service period and forfeitures are recognized as incurred.

The fair value of options granted to employees is estimated on the grant date using the Black-Scholes-Merton option valuation model. This valuation model for Stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the expected volatility in the fair market value of the Company's common stock, a risk-free interest rate and expected dividends. The Company uses the simplified calculation of expected life as the contractual term for options of 10 years is longer than the Company has been publicly traded. The Company does not have enough historical perspective to estimate the volatility of its publicly traded shares in regards to the valuation of its stock options awarded to employees. The Company's common stock began trading on April 20, 2018; no cash dividends have been declared since that time, and we do not anticipate paying cash dividends in the foreseeable future. Expected volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company uses the straight-line method for expense attribution.

During the year ended December 31, 2020, the Company began granting RSUs to its employees and directors. RSUs have a service-based vesting conditions, which must be satisfied in order for RSUs to vest. The service-based vesting condition for these awards is typically satisfied over three to four years, depending on the award, with a cliff vesting period on the anniversary of the award. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, DTAs and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of DTAs, management considers whether it is more-likely-than-not that the DTAs will be realized. A valuation allowance will be recorded to reduce DTAs to an amount that is anticipated to be realized on a more likely than not basis. DTAs and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on DTAs and liabilities is recognized in the year of the enacted rate change.

The Company accounts for uncertainty in income taxes using a recognition and measurement threshold for tax positions taken or expected to be taken in a tax return, which are subject to examination by federal and state taxing authorities. The tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination by taxing authorities based on technical merits of the position. The amount of the tax benefit recognized is the largest amount of the benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The effective tax rate and the tax basis of assets and liabilities reflect management's estimates of the ultimate outcome of various tax uncertainties. The Company recognizes penalties and interest related to uncertain tax positions within the provision (benefit) for income taxes line in the accompanying consolidated statements of operations.

DMSH, the Company's accounting predecessor, is a limited liability company treated as a partnership for U.S. federal income tax purposes and is not subject to entity-level U.S. federal income tax, except with respect to UE, which was acquired in November 2019. Because UE Authority, Co ("UE") is treated as a corporation for U.S. federal income tax purposes, it is subject to entity-level U.S. federal income tax. As a result of the Business Combination, Blocker's allocable share of earnings from DMSH is also subject to U.S. federal and state and local income taxes.

Tax Receivable Agreement

In conjunction with the Business Combination, DMS Inc. and Blocker also entered into the Tax Receivable Agreement with the Sellers. Pursuant to the Tax Receivable Agreement, DMS Inc. is required to pay the Sellers (i) 85% of the amount of savings, if any, in U.S. federal, state and local income tax that DMS Inc. and Blocker actually realize as a result of (A) certain existing tax attributes of Blocker acquired in the Business Combination, and (B) increases in Blocker's allocable share of the tax basis of the assets of DMS and certain other tax benefits related to the payment of the cash consideration pursuant to the Business Combination Agreement and any redemptions or exchanges of DMS Units for cash or Class A Common Stock after the Business Combination and (ii) 100% of certain refunds of pre-Closing taxes of DMSH and Blocker received during a taxable year beginning within two (2) years after the Closing. All such payments to the Sellers are the obligation of DMS Inc., and not that of DMSH. As a result of the Business Combination, the Company recorded DTAs and Income tax receivable of $20.1 million and $0.2 million, respectively, with the offset as a long-term Tax Receivable Agreement liability of $16.3 million and Additional paid-in capital of $4.0 million in the consolidated balance sheets. (See *Note 12. Related Party Transactions* and *Note 14. Income Taxes*).

Valuation allowances for Deferred tax assets

We establish an income tax valuation allowance when available evidence indicates that it is more likely than not that all or a portion of a deferred tax asset ("DTA") will not be realized. In assessing the need for a valuation allowance, we consider the amounts and timing of expected future deductions or carryforwards and sources of taxable income that may enable utilization. We maintain an existing valuation allowance until enough positive evidence exists to support its reversal. Changes in the amount or timing of expected future deductions or taxable income may have a material impact on the level of income tax valuation allowances. Our assessment of the realizability of the DTA requires judgment about its future results. Inherent in this estimation is the requirement for us to estimate future book and taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environment in which the Company does business. It is possible that the actual results will differ from the assumptions and require adjustments to the allowance. Adjustments to the allowance would affect future net income. (See *Note 14. Income Taxes*).

Earnings per share

Basic earnings per share of Class A Common Stock is computed by dividing net income attributable to DMS Inc. by the weighted-average number of shares of Class A Common Stock outstanding during the period. Diluted earnings per share of Class A Common Stock is computed by dividing net income attributable to DMS Inc., adjusted for the assumed exchange of all potentially dilutive securities, including the Private Placement Warrants' fair value adjustments recognized in earnings, by the weighted-average number of shares of Class A Common Stock outstanding adjusted to give effect to potentially dilutive securities, to the extent their inclusion is dilutive to earnings per share.

New Accounting Standards

Accounting Standards Recently Adopted
In February 2016, the FASB issued authoritative guidance ASC 842, regarding the accounting for leases, and has since issued subsequent updates to the initial guidance. The amended guidance requires the recognition of assets and liabilities for operating leases. In November 2019, the FASB issued amended guidance, which defers for Emerging Growth Companies ("EGC") the effective date for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. We adopted the standard using the optional transition method whereby we would apply the new lease requirements through a cumulative-effect adjustment on the effective date of adoption, not restate comparative period financial information for the effects of ASC 842, and not make the new required lease disclosures in comparative periods beginning before the effective date. We elected the package of practical expedients permitted under the transition guidance of the new standards, which allowed us to not reassess whether any expired or existing contracts contain leases, allowed us to carry forward the historical lease classification and permitted us to exclude from our assessment initial direct costs for any existing leases. We also made accounting policy elections to exclude leases with an initial term of twelve months or less from our transition adjustment and not to combine both the lease and non-lease components as a single component and account for it as a lease. We adopted this standard in the last fiscal quarter of 2022, with an effective date of January 1, 2022, and we recorded Operating lease liabilities of $6.3 million and Operating leases right-of-use assets of $3.6 million, which is net of lease impairments of $2.5 million. Due to the recognition of the lease liability and a corresponding ROU asset, the new lease standard had a material impact on the Company's consolidated balance sheets, though the adoption's impact on the Company's consolidated statements of operations or consolidated statements of cash flows was not material. Additionally, the adoption had no impact on the Company's operating practices, cash flows, contractual arrangements, or debt agreements (including compliance with any applicable covenants). Additionally, certain amounts related to our lessee arrangements that were previously reported as part of our lease abandonment reserve have been reflected as impairment reducing Operating lease right-of-use assets, net on the Company's consolidated balance sheets. (See *Note 9. Leases)*.

In September 2017, the FASB issued authoritative guidance on research and development costs in accordance with *ASC 730-10, Research and Development* ("ASC 730-10"). Under ASC 730-10, all research and development costs must be charged to expense as incurred beginning with tax years ending after December 31, 2021. We have adopted this standard effective tax year beginning January 1, 2022. Our internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved as defined under the applicable agreement. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred.

Accounting Standards Not Yet Adopted
The Company qualifies as an EGC and has elected to adhere to the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

In June 2016, the FASB issued authoritative guidance on accounting for credit losses on financial instruments in accordance with *ASC 326, Financial Instruments - Credit Losses*, including trade receivables, and has since issued subsequent updates to the initial guidance. The amended guidance requires the application of a Current Expected Credit Loss ("CECL") model, which measures credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts. The guidance requires adoption using a modified retrospective approach and is effective for EGC fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. This guidance is applicable to the Company beginning with its 2023 first quarter. Management expects the adoption to have an immaterial impact on the consolidated financial statements.

Note 2. Business Combination

On July 15, 2020, DMSH consummated the business combination with Leo pursuant to the Business Combination Agreement (the "Business Combination Agreement"), by and among Leo, DMSH, Blocker, Prism Data, LLC, a Delaware limited liability company ("Prism"), CEP V-A DMS AIV Limited Partnership, a Delaware limited partnership ("Clairvest Direct Seller") and related entities (the "Sellers").

In connection with the consummation of the Business Combination, the following occurred:
- Leo was domesticated and continues as a Delaware corporation, changing its name to "Digital Media Solutions, Inc."
- The Company was organized into an umbrella partnership-C corporation (or "Up-C") structure, in which substantially all of the assets and business of the Company are held by DMSH and continue to operate through the subsidiaries of DMSH, and the Company's sole material assets are the equity interests of DMSH indirectly held by it.
- DMS Inc. consummated the PIPE investment with certain qualified institutional buyers and accredited investors (the "PIPE Investors"), pursuant to which the PIPE Investors collectively subscribed for 10,424,282 shares of Class A Common Stock for an aggregate purchase price of $100.0 million.
- DMS Inc. purchased all of the issued and outstanding common stock of Blocker and a portion of the units of DMSH held by Prism and Clairvest Direct Seller. Those DMSH membership interests were then immediately contributed to the capital of Blocker in exchange for aggregate consideration to the Sellers of $57.3 million in cash, 25,857,070 shares of Class B common stock, 2.0 million warrants to purchase Class A Common Stock, and 17,937,954 shares of Class C Common Stock. Refer to *Note 11. Equity* for a description of the Company's Common Stock.
- The Sellers amended and restated the limited liability company agreement of DMSH (the "Amended Partnership Agreement"), to, among other things: (i) recapitalize DMSH such that, as of immediately following the consummation of the Business Combination, Prism and Clairvest Direct Seller collectively own 25,857,070 of DMSH Units and Blocker owns 32,293,793 of DMSH Units; and (ii) provide Clairvest Direct Seller and Prism the right to redeem their DMSH Units for cash or, at the Company's option, the Company may acquire the DMSH Units in exchange for cash or shares of Class A Common Stock, subject to certain restrictions set forth therein.
- DMS Inc. issued 2.0 million Private Placement Warrants in exchange for previously held warrants in Leo, and an additional approximate 10.0 million Public Warrants were issued in exchange for the warrants offered and sold by Leo in its initial public offering. Refer to *Notes 10. Fair Value Measurements* and *11. Equity* for a description of the Company's Private Placement and Public Warrants, respectively.
- DMS Inc. obtained $30.0 million in cash for working capital needs and $10.0 million to pay down outstanding indebtedness under the Monroe Capital Management Advisors (as administrative agent and lender) (the "Monroe Facility").
- The Sellers exercised their right to convert the shares of Class C Common Stock into shares of Class A Common Stock, on a one-for-one basis, in accordance with the new Certificate of Incorporation (the "Conversion").
- Prism and Clairvest Direct Seller continue to retain a significant continuing equity interest in the Company, representing 44% of the economic interests in DMSH and 44% of the voting interest in DMS Inc. ("non-controlling interest").
- On October 22, 2020, as required by the post-closing working capital adjustment provisions of the Business Combination Agreement, (i) the Company issued (a) 98,783 total additional shares of Class A Common Stock to the Blocker Sellers and (b) 142,394 total additional shares of Class B Common Stock to Prism and Clairvest Direct Seller.
- In conjunction with the Business Combination, DMS Inc. and Blocker also entered into the Tax Receivable Agreement with the Sellers. Pursuant to the Tax Receivable Agreement, DMS Inc. is required to pay the Sellers (i) 85% of the amount of savings, if any, in U.S. federal, state and local income tax that DMS Inc. and Blocker actually realize as a result of (A) certain existing tax attributes of Blocker acquired in the Business Combination, and (B) increases in Blocker's allocable share of the tax basis of the assets of DMS and certain other tax benefits related to the payment of the cash consideration pursuant to the Business Combination Agreement and any redemptions or exchanges of DMS Units for cash or Class A Common Stock after the Business Combination and (ii) 100% of certain refunds of pre-Closing taxes of DMSH and Blocker received during a taxable year beginning within two (2) years after the Closing. All such payments to the Sellers are the obligation of DMS Inc., and not that of DMSH. Since the year ended December 31, 2021, the Company maintains a full valuation allowance on its DTA related to the Tax Receivable Agreement along with the entire DTA inventory, as these assets are not more likely than not to be realized based on the positive and negative evidence that we considered. See *Note 14. Income Taxes* for further details.

Note 3. Revenue

The Company derives revenue primarily through the delivery of various types of services, including: customer acquisition, managed services and software as a service ("SaaS"). The Company recognizes revenue when the promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company has elected the practical expedient to not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which revenue is recognized in the amount to which the Company has the right to invoice for services performed.

The Company has organized its operations into three reportable segments: Brand Direct, Marketplace and Technology Solutions. The Brand Direct reportable segment consists of services delivered against our customer's brand, while the Marketplace reportable segment includes services delivered directly against the DMS brand. In the Technology Solutions reportable segment, services offered by the Company include software services and digital media services that are managed on behalf of the customer. Corporate and other represents other business activities and includes eliminating entries. Management uses these segments to evaluate the performance of its businesses and to assess its financial results and forecasts.

Disaggregation of Revenue
The following tables presents the disaggregation of revenue by reportable segment and type of service (in thousands):

| | Year Ended December 31, 2022 | | | | |
	Brand Direct	Marketplace	Technology Solutions	Intercompany eliminations	Total
Net revenue:					
Customer acquisition	$ 198,873	$ 216,385	$ —	$ (39,284)	$ 375,974
Managed services	5,367	—	4,814	—	10,181
Software services	—	—	4,993	—	4,993
Total Net revenue	$ 204,240	$ 216,385	$ 9,807	$ (39,284)	$ 391,148

| | Year Ended December 31, 2021 | | | | |
	Brand Direct	Marketplace	Technology Solutions	Intercompany eliminations	Total
Net revenue:					
Customer acquisition	$ 244,942	$ 224,158	$ —	$ (59,650)	$ 409,450
Managed services	8,845	—	6,471	—	15,316
Software services	—	—	3,169	—	3,169
Total Net revenue	$ 253,787	$ 224,158	$ 9,640	$ (59,650)	$ 427,935

Contract balances
The Company's contract liabilities result from payments received from clients in advance of revenue recognition as they precede the Company's satisfaction of the associated performance obligation. If a customer pays consideration before the Company's performance obligations are satisfied, such amounts are classified as deferred revenue on the consolidated balance sheets. As of December 31, 2022 and 2021, the balance of deferred revenue was $1.0 million and $1.8 million, respectively, and recorded as Accrued expenses and other current liabilities on the consolidated balance sheets. We expect the majority of the deferred revenue balance at December 31, 2022 to be recognized as revenue during the following quarter.

When there is a delay between the completion of our performance obligations and when a customer is invoiced, revenue is recognized and recorded as unbilled revenue (i.e. contract assets) within Accounts receivable, net on the consolidated balance sheets.

For the years ended December 31, 2022 and 2021, one advertising customer accounted for approximately 23.2% and 13.5% of our total revenues, respectively.

Note 4. Reportable Segments

The Company's operating segments are determined based on the financial information reviewed by its chief operating decision maker ("CODM"), and the basis upon which management makes resource allocation decisions and assesses the performance of the Company's segments. The Company evaluates the operating performance of its segments based on financial measures such as Net revenue, cost of revenue, and Gross profit. Given the nature of the digital marketing solutions business, the amount of assets does not provide meaningful insight into the operating performance of the Company. As a result, the amount of the Company's assets is not subject to segment allocation and total assets is not included within the disclosure of the Company's segment financial information.

The following tables are a reconciliation of the operations of our segments to (loss) income from operations (in thousands):

	Years Ended December 31,	
	2022	**2021**
Net revenue	$ 391,148	$ 427,935
Brand Direct	204,240	253,787
Marketplace	216,385	224,158
Technology Solutions	9,807	9,640
Intercompany eliminations	(39,284)	(59,650)
Cost of revenue (exclusive of depreciation and amortization)	287,820	303,025
Brand Direct	161,445	195,488
Marketplace	164,226	163,637
Technology Solutions	1,433	3,550
Intercompany eliminations	(39,284)	(59,650)
Gross profit (exclusive of depreciation and amortization)	103,328	124,910
Brand Direct	42,795	58,299
Marketplace	52,159	60,521
Technology Solutions	8,374	6,090
Salaries and related costs	49,872	48,014
General and administrative expenses	41,878	40,040
Depreciation and amortization	28,242	25,401
Impairment of intangible assets	21,570	—
Acquisition costs	1,650	1,967
Change in fair value of contingent consideration liabilities	2,583	1,106
(Loss) income from operations	$ (42,467)	$ 8,382

Note 5. Property and Equipment

The following table presents major classifications of property and equipment and the related useful lives (in thousands, except useful lives):

	Useful Lives	Years Ended December 31,	
		2022	**2021**
Computers and office equipment	3 years	$ 2,207	$ 2,467
Furniture and fixtures	5 years	321	437
Leasehold improvements	7 years	337	385
Software development costs	3 years	34,971	28,272
Total		37,836	31,561
Less: Accumulated depreciation and amortization		(20,134)	(12,393)
Property and equipment, net		$ 17,702	$ 19,168

Depreciation and amortization expense for property and equipment for the years ended December 31, 2022 and 2021 was $8.4 million and $6.2 million, respectively, included in our consolidated statements of operations.

As of December 31, 2022 and 2021, the unamortized balance of capitalized software development costs was $16.0 million and $16.7 million, respectively. Amortization of capitalized software development costs for the years ended December 31, 2022 and 2021 was $7.4 million and $5.5 million, respectively, included in Depreciation and amortization of our consolidated statements of operations.

Note 6. Goodwill and Intangible Assets

Goodwill
Changes in the carrying value of Goodwill, by reporting segment, were as follows (in thousands):

	Brand Direct	Marketplace	Technology Solutions	Total
Balance, January 1, 2021	$ 8,616	$ 32,660	$ 3,628	$ 44,904
Additions (Note 7)	9,760	21,894	—	31,654
Balance, December 31, 2021	18,376	54,554	3,628	76,558
Additions (Note 7)	—	—	735	735
Miscellaneous changes	(55)	—	—	(55)
Balance, December 31, 2022	$ 18,321	$ 54,554	$ 4,363	$ 77,238

The carrying amount of Goodwill for all reporting units had no accumulated impairments as of December 31, 2022 and December 31, 2021, respectively.

Intangible assets, net
Finite-lived Intangible assets, net consisted of the following (in thousands):

	Amortization Period (Years)	December 31, 2022			
		Gross	Accumulated Amortization	Impairment	Net
Technology	3 to 5	$ 54,316	$ (39,411)	$ (5,933)	$ 8,972
Customer relationships	2 to 9	49,423	(21,205)	(12,387)	15,831
Brand	1 to 7	12,169	(6,233)	(3,250)	2,686
Non-competition agreements	3	1,898	(1,868)	—	30
Total		$ 117,806	$ (68,717)	$ (21,570)	$ 27,519

	Amortization Period (Years)	December 31, 2021		
		Gross	Accumulated Amortization	Net
Technology	3 to 5	$ 51,946	$ (29,929)	$ 22,017
Customer relationships	2 to 9	49,273	(13,076)	36,197
Brand	1 to 7	12,109	(4,575)	7,534
Non-competition agreements	3	1,898	(1,418)	480
Total		$ 115,226	$ (48,998)	$ 66,228

Amortization expense for finite-lived intangible assets is recorded on a straight-line basis. Amortization expense related to finite-lived intangible assets was $19.7 million and $19.1 million for the years ended December 31, 2022 and 2021, respectively.

Amortization expense relating to intangible assets subject to amortization for each of the next five years and thereafter is estimated to be as follows (in thousands):

	2023	2024	2025	2026	2027
Amortization expense	$ 13,244	$ 7,785	$ 3,815	$ 2,490	$ 185

Impairment analysis
As part of the Company's annual Goodwill impairment analysis, we determined the fair value of Goodwill at the reporting unit level utilizing a combination of a discounted cash flow analysis incorporating variables such as revenue projections, projected operating cash flow margins, and discount rates, as well as a market-based approach employing comparable sales analysis. The valuation assumptions used in the discounted cash flow model reflect historical performance of the Company, the prevailing values in the Company's industry, including the extent of the economic downturn related to the recent inflation and its economic contraction and its expected timing of recovery. For the year ended December 31, 2022, the result of our annual impairment test indicated that there were no Goodwill impairment indicators, as the carrying value of the reporting units exceeded their fair value.

The Company determined that the recent economic downturn and inflation, along with the Company's revenue reduction and decreased stock market price were indicators of impairment under *ASC 360-10, Impairment and Disposal of Long-Lived Assets* for certain asset groups during 2022. The Company performed a recoverability test for the asset groups to determine whether an impairment loss should be measured. The undiscounted cash flows in the recoverability test compared to the asset group's carrying value of invested capital was less than the carrying value indicating an impairment. As a result, the Company calculated the fair value of the finite-lived intangible assets. Intangible assets included technology, brand, and customer relationships. The fair value of technology was determined using the Multi Period Excess Earnings Approach; fair value of the customer relationships was determined using the Excess Earnings Method; and fair value of the brand was determined using the Relief from Royalty Method. As a result, of the fair value being lower than the carrying value for certain assets, the Company recorded impairment loss of $0.9 million and $20.7 million to Intangible assets which are in asset groups included in Brand Direct and Marketplace reporting units, respectively, for the year ended December 31, 2022. The total impairment loss of $21.6 million is included in the consolidated statements of operations as Impairment of intangible assets for the year ended December 31, 2022.

Note 7. Acquisitions

Traverse
On May 10, 2022, the Company acquired Traverse Data, Inc. ("Traverse"). Traverse is a marketing and advertising technology company. The Company paid cash consideration of $2.5 million upon closing of the transaction. The transaction also includes up to $0.5 million in contingent consideration, subject to the achievement of certain milestones, which is payable in cash 15 months after the acquisition date.

During the measurement period (which is the period required to obtain all necessary information that existed at the acquisition date, or to conclude that such information is unavailable, not to exceed one year), additional assets or liabilities may be recognized, or there could be changes to the amounts of assets or liabilities previously recognized on a preliminary basis, if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of these assets or liabilities as of that date.

Determining the fair value of assets acquired and liabilities assumed requires management's judgment and involves the use of significant estimates, including projections of future cash inflows and outflows, discount rates, asset lives and market multiples. As the result of the completed valuation of the assets acquired (including intangibles) and liabilities assumed, as well as the contingent consideration liabilities, as of the acquisition dates, the following adjustments were recorded related to further analysis of the forecast (for example, items that occurring in the pre-acquisition period that should have been factored into the forecast as of the acquisition date) and refinements to the significant assumptions in the valuation models used to value the intangibles and contingent consideration liabilities. As a result, we have made adjustment to the initial and subsequent fair value of our intangible asset, goodwill, contingent consideration and working capital. The impact of these adjustments are as follows (in thousands):

Traverse	Acquisition Date Fair Value		Fair Value Mark-to-Market Changes		Revised Acquisition Date Fair Value	
Goodwill	$	444	$	291	$	735
Intangible Assets:						
Technology	$	2,500	$	(30)	$	2,470
Customer relationships	$	50	$	—	$	50
Brand	$	59	$	1	$	60
Non-competition agreements	$	3	$	(3)	$	—
Contingent consideration liability	$	428	$	3	$	431
Working capital accounts	$	(49)	$	333	$	284

The Company primarily used Income Approach methodologies, which represents Level 3 fair value measurements, to assess the components of its purchase price allocation. The acquisition was accounted for as a business combination, whereby the excess of the fair value of the business over the fair value of identifiable net assets was allocated to Goodwill. The results of operations of the acquired business have been included in the Company's results of operations since the acquisition date of May 10, 2022. Under *Accounting Standards Codification 805* ("ASC 805"), an acquirer must recognize any assets acquired and liabilities assumed at the acquisition date, measured at fair value as of that date. Assets meeting the identification criteria included tangible assets, such as real and personal property, and intangible assets. Identified intangible assets included technology, brand, customer relationships and non-competition agreements. Fair value of the technology was determined using the Multi Period Excess Earnings Approach; fair value of the customer relationships was determined using the Excess Earnings Method utilizing distributor inputs; fair value of the brand was determined using the Relief from Royalty Method; and fair value of the non-competition agreements was determined using the Discounted Cash Flow Approach.

The Goodwill related to this transaction reflects the synergies expected from combining the operations of Traverse and is included in the Technology Solutions reportable segment. Goodwill is expected to be deductible for tax purposes. Intangible assets primarily consist of technology, brand and customer relationships with an estimated useful life of five years for technology, three years for brand and five years for customer relationships.

Crisp Results

On April 1, 2021, the Company completed a transaction to purchase the assets of Crisp Marketing, LLC ("Crisp Results" or "Crisp"). Crisp Results is a digital performance advertising company that connects consumers with brands within the insurance sector, with primary focus on the Medicare insurance industry. Crisp Results is known for providing predictable, reliable, flexible and scalable customer acquisition solutions, supporting large brands with a process that combines data, design, technology and innovation.

The Company paid consideration of $40.0 million upon closing of the transaction, consisting of $20.0 million cash and 1.6 million Class A Common Stock valued at $20.0 million. The transaction also included up to $10.0 million in contingent consideration, subject to the achievement of certain milestones, payable in cash or in Class A Common Stock at the election of the Company, and a $5.0 million deferred payment, to be paid 18 months after the acquisition date.

Determining the fair value of assets acquired and liabilities assumed requires management's judgment and involves the use of significant estimates, including projections of future cash inflows and outflows, discount rates, asset lives and market multiples. As the result of the completed valuation of the assets acquired (including intangibles) and liabilities assumed, as well as the contingent consideration liabilities, as of the acquisition dates, adjustments were recorded related to further analysis of the forecast (for example, items that occurring in the pre-acquisition period that should have been factored into the forecast as of the acquisition date) and refinements to the significant assumptions in the valuation models used to value the intangibles and contingent consideration liabilities. As a result, we made adjustment to the initial and subsequent fair value of the intangible assets, Goodwill, contingent consideration and working capital. Since December 31, 2021, there were no measurement period adjustments identified and recorded. Accounting for the acquisition was completed on March 31, 2022.

As of April 1, 2021, the acquisition date, the fair value of the contingent consideration was $5.2 million. During the year December 31, 2022, the fair value of the contingent consideration increased $2.6 million due to accretion to $10.0 million from December 31, 2021. As of April 1, 2022, the contingent consideration milestones were met, and the Company paid it on July 1, 2022 in the form of 2.99 million unregistered shares of Class A Common Stock, priced at $3.3455, the average closing price of the Class A common stock during the twenty trading-day period ended March 31, 2022.

As of April 1, 2021, the acquisition date, the fair value of the deferred consideration was $4.6 million. During the year December 31, 2022, the present value of the deferred consideration increased $0.2 million due to accretion to $5.0 million from December 31, 2021. The $5.0 million deferred consideration became due on October 1, 2022, which the Company paid on October 4, 2022.

The Company primarily used Income Approach methodologies, which represents Level 3 fair value measurements, to assess the components of its purchase price allocation. The acquisition was accounted for as a business combination, whereby the excess of the fair value of the business over the fair value of identifiable net assets was allocated to Goodwill. The results of operations of the acquired business have been included in the Company's results of operations since the acquisition date of April 1, 2021. Under ASC 805, an acquirer must recognize any assets acquired and liabilities assumed at the acquisition date, measured at fair value as of that date. Assets meeting the identification criteria included tangible assets, such as real and personal property, and intangible assets. Identified intangible assets included the brand and customer relationships of the acquired business. Fair value of the Crisp Results brand was determined using the Relief from Royalty Method, and the fair value of customer relationships was determined using the Multi Period Excess Earnings Method.

The Goodwill related to this transaction reflects the workforce and synergies expected from combining the operations of Crisp Results and is included in the Marketplace reportable segment. Goodwill is expected to be deductible for tax purposes.

Intangible assets primarily consist of brand and customer relationships with an estimated useful life of seven years for brand and six years for customer relationships.

Aimtell, Aramis and PushPros

On February 1, 2021, the Company acquired Aimtell, Inc. ("Aimtell"), PushPros, Inc. ("PushPros") and Aramis Interactive ("Aramis", and together with Aimtell and PushPros, "AAP"). Aimtell and PushPros are leading providers of technology-enabled digital performance advertising solutions that connect consumers and advertisers within the home, auto, health and life insurance verticals. Aramis is a network of owned-and-operated websites that leverages the Aimtell and PushPros technologies and relationships.

The Company paid consideration of $20.0 million upon closing of the transaction, consisting of $5.0 million in cash and approximately 1.29 million shares of Class A Common Stock valued at $15.0 million. The transaction also included up to $15.0 million in contingent consideration to be earned over the three years following the acquisition, subject to the achievement of certain milestones. The contingent consideration can be paid in cash or Class A Common Stock at the election of the Company.

Determining the fair value of assets acquired and liabilities assumed requires management's judgment and involves the use of significant estimates, including projections of future cash inflows and outflows, discount rates, asset lives and market multiples. As the result of the completed valuation of the assets acquired (including intangibles) and liabilities assumed, as well as the contingent consideration liabilities, as of the acquisition date, we recorded adjustments during the year ended December 31, 2021 related to further analysis of the forecast (for example, items that occurring in the pre-acquisition period that should have been factored into the forecast as of the acquisition date) and refinements to the significant assumptions in the valuation models used to value the intangibles and contingent consideration liabilities. As a result, we made adjustments to the initial and subsequent fair value of the intangible assets, goodwill, contingent consideration and working capital. Since December 31, 2021, there was a $0.1 million measurement period adjustment identified and recorded in Goodwill during the period ended March 31, 2022. Accounting for the acquisition was completed on March 31, 2022.

As of February 1, 2021, the acquisition date, the fair value of the contingent consideration earnout was $2.1 million. As of December 31, 2022, the contingent consideration earnout fair value total changed to $1.0 million, decreasing since December 31, 2021. The contingent consideration can be paid in cash or DMS Class A Common Stock at the election of the Company.

The Company primarily used Income Approach methodologies, which represents Level 3 fair value measurements, to assess the components of its purchase price allocation. The acquisition was accounted for as a business combination, whereby the excess of the fair value of the business over the fair value of identifiable net assets was allocated to Goodwill. The results of operations of the acquired businesses have been included in the Company's results of operations since the acquisition date of February 1, 2021. Under ASC 805, an acquirer must recognize any assets acquired and liabilities assumed at the acquisition date, measured at fair value as of that date. Assets meeting the identification criteria included tangible assets, such as real and personal property, and intangible assets. Identified intangible assets included the brand, technology, customer relationships and non-competition agreements of the acquired business. Fair value of the Aimtell and PushPros technology was determined using the Multi Period Excess Earnings Method; fair value of the AAP non-compete agreements was determined using a Discounted Cash Flow Approach; fair value of the AAP brand was determined using a Relief from Royalty Method; fair value of the Aramis customer relationships was determined using the Multi Period Excess Earnings Method; and fair value of the Aimtell and PushPros customer relationships was determined using the excess earnings method with distributor inputs.

The Goodwill related to this transaction reflects the workforce and synergies expected from combining the operations of AAP and is included in the Brand Direct reportable segment. Goodwill is expected to be deductible for Aramis and PushPros for tax purposes. Intangible assets primarily consist of technology and customer relationships.

The acquisition date fair value of assets acquired and liabilities assumed from the AAP, Crisp Results and Traverse acquisitions consist of the following (in thousands):

	Expected Useful Life	AAP 2021	Crisp Results 2021	Traverse 2022
Cash		$ —	$ —	$ 232
Goodwill		9,761	21,894	735
Technology	4 to 5	3,900	—	2,470
Customer relationships	4 to 6	7,690	19,600	50
Accounts receivable, net		3,100	2,610	276
Brand	1 to 7	208	7,400	60
Non-competitive agreements	1 to 3	83	—	—
Property and equipment	3 to 5	250	220	—
Accounts payable		(2,887)	(1,593)	(232)
Other assets acquired and liabilities assumed, net [1]		740	1	7
Net assets and liabilities acquired		$ 22,845	$ 50,132	$ 3,598

_____
(1) Other assets acquired and liabilities assumed, net includes prepaids and other current assets, partially offset by other current liabilities (e.g., Travel and expense payables, payroll liabilities, tax liabilities, and transition services payable).

The weighted average amortization period for AAP acquisition technology is 4 years, customer relationships is 4.1 years, brand is 2.1 years and non-compete agreements is 3 years. The weighted average amortization period for Crisp Results acquisition customer relationships is 6 years, and brand is 7 years. The weighted average amortization period for Traverse acquisition technology is 5 years, customer relationships is 5 years, brand is 3 years and non-compete agreements is 1 year. In total, the weighted average amortization period for AAP is 4 years, Crisp Results is 5.6 years and Traverse is 5 years.

The following schedule represents the amounts of net revenue and net loss from operations related to Traverse, AAP and Crisp Results acquisitions which have been included in the consolidated statements of operations for the periods indicated subsequent to the acquisition date in the period of acquisition (in thousands):

	Year Ended December 31, 2022 Traverse
Net revenue	$ 1,846
Net income from operations	$ 489

	Year Ended December 31, 2021	
	AAP	Crisp Results
Net revenue	$ 21,083	$ 25,637
Net (loss) from operations	$ (4,661)	$ (1,042)

Pro Forma Information
The following pro forma financial information represents the consolidated financial information as if the acquisitions had been included in our consolidated results beginning on the first day of the fiscal year prior to their respective acquisition dates (in thousands):

	Year Ended December 31, 2022 (unaudited)		
	DMS	Traverse	Pro Forma
Net revenue	$ 391,148	$ 999	$ 392,147
Net (loss) from operations	$ (42,467)	$ (417)	$ (42,884)

	Year Ended December 31, 2021 (unaudited)				
	DMS	AAP	Crisp Results	Traverse	Pro Forma
Net revenue	$ 427,935	$ 2,465	$ 8,284	$ 2,614	$ 441,298
Net income from operations	$ 8,382	$ 457	$ 2,296	$ 47	$ 11,182

The pro forma results do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisitions; the costs to combine the companies' operations; or the costs necessary to achieve these costs savings, operating synergies and revenue enhancements. The pro forma results do not necessarily reflect the actual results of operations of the combined companies under our ownership and operation.

Note 8. Debt

The following table presents the components of outstanding debt (in thousands):

	December 31, 2022	December 31, 2021
Term loan	$ 221,625	$ 223,875
Revolving credit facility	40,000	—
Total debt	261,625	223,875
Less: Unamortized debt issuance costs [1]	(4,802)	(6,120)
Debt, net	256,823	217,755
Less: Current portion of long-term debt	(2,250)	(2,250)
Long-term debt	$ 254,573	$ 215,505

_____
(1) Includes net debt issuance discount and other costs.

On May 25, 2021, Digital Media Solutions, LLC ("DMS LLC"), as borrower, and DMSH, each of which is a subsidiary of DMS, entered into a five-year $275 million senior secured credit facility (the "Credit Facility"), with a syndicate of lenders ("Lenders"), arranged by Truist Bank and Fifth Third Bank, as joint lead arrangers, and Truist Bank, as administrative agent. The Credit Facility is guaranteed by, and secured by substantially all of the assets of, DMS LLC, DMSH LLC and their material subsidiaries, subject to customary exceptions. Pursuant to the Credit Facility, the Lenders provided DMS LLC with senior secured term loans consisting of a senior secured term loan with an aggregate principal amount of $225 million (the "Term Loan") and a $50 million senior secured revolving credit facility (the "Revolving Facility").

The Term Loan, which was issued at an original issue discount of 1.80% or $4.2 million, is subject to payment of 1.0% of the original aggregate principal amount per annum paid quarterly, with a bullet payment at maturity. The Term Loan will mature, and the revolving credit commitments under the Revolving Facility will terminate, on May 25, 2026, when any outstanding balances will become due. The Term Loan bears interest at our option, at either (i) adjusted LIBOR plus 5.00% or (ii) the Base Rate plus 4.00%. Since May 25, 2021 our interest rate is based on LIBOR plus 5.00%. For the year ended December 31, 2022, the effective interest rate was 9.28%.

Borrowings under the Revolving Facility bear interest, at our option, at either (i) adjusted LIBOR plus 4.25% or (ii) a base rate (which is equal to the highest of (a) the administrative agent's prime rate, (b) the federal funds rate, as in effect from time to time, plus 0.50%, (c) one-month LIBOR plus 1.00%, and (d) 1.75% (the "Base Rate")), plus 3.25%. Under the Revolving Facility, DMS LLC pays a 0.50% per annum commitment fee in arrears on the undrawn portion of the revolving commitments. Since May 25, 2021 our interest rate is based on LIBOR plus 5.00%. The Company drew $5.0 million and $35.0 million on October 4, 2022 and December 29, 2022, respectively. For the year ended December 31, 2022, the effective interest rate was 0.30%.

The initial $4.2 million debt discount and $3.5 million debt issuance cost related to the Term Loan and Revolving Facility is being amortized over the term of the loan using the effective interest method. As of December 31, 2022, the Term Loan debt discount and debt issuance cost classified as debt had a remaining unamortized balance of $3.0 million and $1.8 million, respectively. As of December 31, 2021, the Term Loan debt discount and debt issuance cost included in the carrying value of the debt had a remaining unamortized balance of $3.7 million and $2.4 million, respectively. At December 31, 2022 and December 31, 2021, the unamortized debt issuance cost of $0.6 million and $0.8 million, respectively, associated with the Revolving Facility is classified and amortized as Other assets within the consolidated balance sheets.

Upon the closing of the Credit Facility, the credit agreement dated as of July 3, 2018, by and among DMS LLC, DMSH, each of their subsidiaries party thereto, various financial institutions party thereto and Monroe Capital Management Advisors, LLC, as administrative agent and lead arranger, and all outstanding amounts thereunder that was previously outstanding with an aggregate principal amount of $210 million was extinguished, and the $15 million revolving credit facility was closed.

The Company's ability to borrow amounts under the Credit Facility is conditioned upon its compliance with specified covenants, including certain reporting covenants and financial covenants that, in addition to other items, require the Company to maintain a maximum net leverage ratio (ratio of total debt borrowed by the Company to EBITDA for the four consecutive fiscal quarters most recently ended, subject to certain adjustments set forth in the Credit Facility) not to exceed 4.5:1.0 on the last day of the quarter ended December 31, 2022, which net leverage ratio is adjusted for subsequent quarters as set forth in the Credit Facility. In the event the Company breaches the net leverage ratio, the Company may cure such breach by raising capital through the sale of equity, which capital will be added on a dollar-for-dollar basis to the calculation of EBITDA for purposes of such test period to determine compliance with the financial covenant. There are no limitations on the use of the capital raised in connection with such equity cure. As of December 31, 2022, the Company was in breach of the net leverage ratio, which it cured on March 30, 2023 through the funds received in connection with the issuance of Series A and Series B convertible Preferred stock and Warrants (see *Note 17. Subsequent Events*). As of December 31, 2022, the Company was in material compliance with all financial covenants after consideration of the equity cure.

Debt Maturity Schedule

The scheduled maturities of our total debt are estimated as follows at December 31, 2022 (in thousands):

2023	$	2,250
2024		2,250
2025		2,250
2026		254,875
Total debt	$	261,625

Note 9. Leases

The following table summarizes the maturities of undiscounted cash flows of operating lease liabilities reconciled to total lease liability as of December 31, 2022 (in thousands):

Years Ended December 31,		Lease Amounts
2023	$	2,175
2024		1,851
2025		546
Total		4,572
Less: Imputed interest		(165)
Present value of operating lease liabilities	$	4,407

As of December 31, 2022, the operating lease weighted average remaining lease term is 1.3 years and the operating lease weighted average remaining discount rate is 3.74%.

The discount rate for each lease represents the incremental borrowing rate that the Company would incur at commencement of the lease to borrow on a collateralized basis over a similar term and amount equal to lease payments in a similar economic environment.

The following table represents the Company's aggregate lease costs, by lease classification (in thousands):

Category	Statement of Operations Location	December 31, 2022
Operating lease costs	General and administrative expenses	$ 1,228
Short-term lease costs	General and administrative expenses	263
Sub-lease income	General and administrative expenses	(586)
Total lease costs, net		$ 905

The rental expense for the years ended December 31, 2022 and 2021 was $1.5 million and $1.0 million, respectively. As of December 31, 2022 the cash paid for amounts included in the measurement of operating leases was $2.1 million. As part of the Company's restructuring costs reduction plan, the Company subleased a certain portion of its leased office space. Income from the sublease was $0.6 million and $0.02 million for the years ended December 31, 2022 and 2021, respectively, which is included within General and administrative expenses in the consolidated statements of operations.

Note 10. Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The carrying amounts of our Cash and cash equivalents, accounts receivable, Income tax receivable, Accounts payable, accrued expenses and Income taxes payable, approximate fair value because of the short-term maturity of those instruments.

Private Placement Warrants

We record the fair value of the Private Placement Warrants as a liability in our consolidated balance sheets as of December 31, 2022 and 2021, respectively. The fair value of the Private Placement Warrants is considered a Level 3 valuation and is determined using the Black-Scholes-Merton valuation model. Changes in fair value of the Private Placement Warrants are presented under Change in fair value of warrant liabilities on the consolidated statements of operations. As of December 31, 2022, the Company has approximately 4.0 million Private Placement Warrants outstanding.

The significant assumptions were as follows:

	December 31, 2022
Private Placement Warrants Fair Value Per Share	$ 0.15
Private Placement Warrant valuation inputs:	
Stock price - DMS Inc. Class A Common Stock	$ 1.34
Strike price - DMS Inc. Class A Common Stock	$ 11.50
Remaining contractual term in years	2.54
Estimated volatility	90.0 %
Dividend yield	0.0 %
Risk free interest rate	4.26 %

Contingent consideration payable related to acquisitions

The fair value of the contingent considerations payable for the AAP and Traverse acquisitions (described in *Note 7. Acquisitions*) were determined using a Monte Carlo fair value analysis and a scenario-based methodology, respectively, based on estimated performance and the probability of achieving certain targets. As certain inputs are not observable in the market, the contingent consideration is classified as a Level 3 instrument. Changes in fair value of contingent consideration are presented under Change in fair value of contingent consideration liabilities on the consolidated statements of operations

The contingent consideration payable for the Crisp acquisition was finalized on April 1, 2022, the end of the earnout period. As the full target was met, the payment was made on July 1, 2022 in the form of Class A Common Stock. (See *Note 7. Acquisitions*).

The contingent consideration for the Aramis acquisition was finalized on December 31, 2022, the end of the earnout period, and will become payable on or before May 10, 2023, in the form of cash or Class A Common Stock, at the election of the Company. (See *Note 7. Acquisitions*).

The following table presents the contingent consideration assumptions.

	Aimtell / PushPros
Revenue Volatility	25 %
Iteration (actual)	100,000
Risk adjustment discount rate	10.50 %
Risk free / Credit risk	12.00 %
Days gap from period end to payment	90

	Traverse
CYE2023 Earnout Successful Probability	95.0 %
Risk free / Credit risk	12.00 %
Days gap from period end to payment	90

The following table presents assets and liabilities measured at fair value on a recurrent basis (in thousands):

		December 31, 2022			
Category	Balance Sheet Location	Level 1	Level 2	Level 3	Total
Liabilities:					
Private Placement Warrant liabilities	Private Placement Warrant liabilities	$ —	$ —	$ 600	$ 600
Contingent consideration - Aramis	Contingent consideration payable - current	—	—	1,000	1,000
Contingent consideration - Traverse	Contingent consideration payable - current	—	—	453	453
Total		$ —	$ —	$ 2,053	$ 2,053

		December 31, 2021			
Category	Balance Sheet Location	Level 1	Level 2	Level 3	Total
Liabilities:					
Private Placement Warrant liabilities	Private Placement Warrant liabilities	$ —	$ —	$ 3,960	$ 3,960
Contingent consideration - Crisp Results	Contingent consideration payable - current	—	—	7,370	7,370
Contingent consideration - Aramis	Contingent consideration payable - non-current	—	—	915	915
Contingent consideration - Aimtell/ PushPros	Contingent consideration payable - non-current	—	—	154	154
Total		$ —	$ —	$12,399	$12,399

The following table represents the change in the warrant liability and contingent consideration (in thousands):

	Private Placement Warrants	Contingent Consideration
Balance, January 1, 2021	$ 22,080	$ —
Additions	—	7,333
Changes in fair value	(18,115)	1,106
Settlements	(5)	—
Balance, December 31, 2021	3,960	8,439
Additions	—	431
Changes in fair value	(3,360)	2,583
Settlements	—	(10,000)
Balance, December 31, 2022	$ 600	$ 1,453

Note 11. Equity

Authorized Capitalization

The total amount of the Company's authorized capital stock consists of (a) 600,000,000 shares of common stock, par value $0.0001 per share, of the DMS Inc., consisting of (i) 500,000,000 shares of Class A Common Stock, (ii) 60,000,000 shares of Class B Common Stock, and (iii) 40,000,000 shares of Class C Common Stock, and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share, of the DMS Inc. ("Company Preferred Stock"). At December 31, 2022, there were 39,956,708 shares of Class A Common Stock outstanding and 25,699,464 shares of Class B Stock outstanding.

Company Common Stock

The following table sets forth the Company's common stock by class at December 31, 2022:

Class	December 31, 2022		December 31, 2021	
	Total Shares	Ownership %	Total Shares	Ownership %
Class A Common Stock	39,956,708	60.9%	36,225,611	58.5%
Class B Common Stock	25,699,464	39.1%	25,699,464	41.5%
Total Common Stock	65,656,172	100%	61,925,075	100%

Voting Rights
Each holder of Company Common Stock is entitled to one (1) vote for each share of Company Common Stock held of record by such holder. The holders of shares of Company Common Stock do not have cumulative voting rights. Except as otherwise required in the Company Certificate of Incorporation or by applicable law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will vote together as a single class on all matters on which stockholders are generally entitled to vote (or, if any holders of Company Preferred Stock are entitled to vote together with the holders of Company Common Stock, as a single class with such holders of Company Preferred Stock).

In addition to any other vote required in the Company Certificate of Incorporation or by applicable law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will each be entitled to vote separately as a class only with respect to amendments to the Company Certificate of Incorporation that increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. Notwithstanding the foregoing, except as otherwise required by law, holders of Company Common Stock, as such, will not be entitled to vote on any amendment to the Company Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Company Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware (the "DGCL").

Dividend Rights
Subject to any other provisions of the Company Certificate of Incorporation, as it may be amended from time to time, holders of shares of Class A Common Stock are entitled to receive ratably, in proportion to the number of shares of Class A Common Stock held by them, such dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Company's board of directors (the "Board") from time to time out of assets or funds of the Company legally available therefor.

Except as provided in the Company Certificate of Incorporation, dividends and other distributions will not be declared or paid on the Class B Common Stock. Subject to any other provisions of the Company Certificate of Incorporation, as it may be amended from time to time, holders of shares of Class C Common Stock are entitled to receive ratably, in proportion to the number of shares held by them, the dividends and other distributions in cash, stock or property of the Company payable or to be made on outstanding shares of Class A Common Stock that would have been payable on the shares of Class C Common Stock if each such share of Class C Common Stock had been converted into a fraction of a share of Class A Common Stock equal to the Conversion Ratio (as defined in the Company Certificate of Incorporation) immediately prior to the record date for such dividend or distribution. The holders of shares of Class C Common Stock are entitled to receive, on a pari passu basis with the holders of the Class A Common Stock, such dividend or other distribution on the Class A Common Stock when, as and if declared by the Board from time to time out of assets or funds of the Company legally available therefor. At December 31, 2022, there were no shares of Class C Common Stock outstanding.

Redemption
Pursuant to the terms and subject to the conditions of the Amended Partnership Agreement, each holder (other than Blocker) of a DMSH Unit has the right (the "Redemption Right") to redeem each such DMSH Unit for the applicable Cash Amount (as defined in the Amended Partnership Agreement), subject to the Company's right, in the sole and absolute discretion of the non-interested members of the Board of Directors, to elect to acquire some or all of such DMSH Units that such holder has tendered

for redemption for a number of shares of Class A Common Stock, an amount of cash or a combination of both (the "Exchange Option"), in the case of each of the Redemption Right and the Exchange Option, on and subject to the terms and conditions set forth in the Company Certificate of Incorporation and in the Amended Partnership Agreement.

Retirement of Class B Common Stock
In the event that (i) any DMSH Unit is consolidated or otherwise cancelled or retired or (ii) any outstanding share of Class B Common Stock held by a holder of a corresponding DMSH Unit otherwise ceases to be held by such holder, in each case, whether as a result of exchange, reclassification, redemption or otherwise (including in connection with the Redemption Right and the Exchange Option as described above), then the corresponding share(s) of Class B Common Stock, if any, or such share of Class B Common Stock (in the case of (ii)) will automatically and without further action on the part of the Company or any holder of Class B Common Stock be transferred to the Company for no consideration and thereupon will be retired and restored to the status of authorized but unissued shares of Class B Common Stock.

Rights upon Liquidation
In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Company after payments to creditors of the Company that may at the time be outstanding, and subject to the rights of any holders of Preferred Stock that may then be outstanding, holders of shares of Class A Common Stock and Company C Common Stock will be entitled to receive ratably, in proportion to the number of shares held by them, all remaining assets and funds of the Company available for distribution; provided, however, that, for purposes of any such distribution, each share of Class C Common Stock will be entitled to receive the same distribution as would have been payable if such share of Class C Common Stock had been converted into a fraction of a share of Company A Common Stock equal to the Conversion Ratio immediately prior to the record date for such distribution. The holders of shares of Class B Common Stock, as such, will not be entitled to receive any assets of the Company in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Conversion of Class C Common Stock
Each holder of Class C Common Stock has the right, at such holder's option, at any time, to convert all or any portion of such holder's shares of Class C Common Stock, and the Company has the right, at the Company's option, to convert all or any portion of the issued and outstanding shares of Class C Common Stock, in each case into shares of fully paid and non-assessable Class A Common Stock at the ratio of one (1) share of Class A Common Stock for the number of shares of Class C Common Stock equal to the Issuance Multiple (as defined in the Business Combination Agreement) so converted. As of December 31, 2022, there were no Class C Common Stock issued and outstanding.

Treasury Stock
Treasury stock is reflected as a reduction of stockholders' deficit at cost. We use the weighted-average purchase cost to determine the cost of treasury stock that is reissued, if any. (See *Note* 13. *Employee and Director Incentive Plan)*.

Transfers
The holders of shares of Class B Common Stock will not transfer such shares other than as part of a concurrent transfer of an equal number of DMSH Units, in each case made to the same transferee in accordance with the restrictions on transfer contained in the Amended Partnership Agreement.

Other Rights
No holder of shares of Company Common Stock are entitled to preemptive or subscription rights. There is no redemption or sinking fund provisions applicable to the Company Common Stock. The rights, preferences and privileges of holders of the Company Common Stock will be subject to those of the holders of any shares of the Preferred Stock the Company may issue in the future.

Preferred Stock

The Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of Preferred Stock of the Company could have the effect of decreasing the trading price of Company Common Stock, restricting dividends on the capital stock of the Company, diluting the voting power of the Company Common Stock, impairing the liquidation rights of the capital stock of the Company, or delaying or preventing a change in control of the Company.

The Company is authorized to issue 100,000,000 preferred shares with such designations, voting, and other rights and preferences as may be determined from time to time by the Board. As of December 31, 2022 and 2021, there were no shares of preferred stock issued.

Public Warrants

Each Company Public Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the Business Combination, or earlier upon redemption or liquidation. The Company may call the Company Public Warrants for redemption as follows: (1) in whole and not in part; (2) at a price of $0.01 per warrant; (3) upon a minimum of 30 days' prior written notice of redemption; and (4) only if the last reported closing price of the Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders. If the Company calls the Company Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Company Public Warrants to do so on a "cashless basis."

The exercise price and number of Class A Common Stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A Common Stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrant shares.

At December 31, 2022 and 2021, approximately 10.0 million Public Warrants were outstanding.

Non-controlling Interests

The non-controlling interests represent the membership interests in DMSH held by holders other than the Company. Changes to ownership interests in DMSH while the controlling interests in DMSH is retained will be accounted for as equity transactions. As such, future redemptions or direct exchanges of the Company's Interests in DMSH by the other members of the Company will result in a change in ownership and reduce the amount recorded as non-controlling interest and increase additional paid-in capital. The Company has consolidated the financial position and results of operations of DMSH and reflected the proportionate interests held by Prism, Clairvest Direct Seller and the SmarterChaos sellers as non-controlling interests.

The following table summarizes the ownership interest in DMSH as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
	Interests	Ownership %	Interests	Ownership %
Number of Interests held by DMS, Inc.	39,956,708	60.9%	36,225,611	58.4%
Number of Interests held by non-controlling interests holders	25,699,464	39.1%	25,853,152	41.6%
Total Interests Outstanding	65,656,172	100.0%	62,078,763	100.0%

The following table summarizes the effects of changes in ownership in DMS, Inc. on our equity during the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,	
	2022	2021
Net (loss) income attributable to Digital Media Solutions, Inc.	$ (31,952)	$ 2,202
Transfers to (from) non-controlling interests due to:		
Shares issued in connection with the Crisp Earnout (Note 7)	(4,757)	(1,960)
Shares issued in connection with acquisition of Aramis, PushPros and Aimtell (Note 7)	—	(1,589)
Exercise of warrants to issue Class A common stock	—	(1)
Prism shares redeemed and issued to Class A Common Stock	—	(369)
SmarterChaos DMSH units redeemed and issued to Class A Common Stock	(245)	(189)
Stock-based compensation - Vested & Exercised	(1,156)	(602)
Treasury stock purchased under the 2020 Omnibus Incentive Plan	219	—
Net transfers (from) non-controlling interests	(5,939)	(4,710)
Change from net income attributable to DMS Inc. shareholders and transfers (from) non-controlling interests	$ (37,891)	$ (2,508)

On June 30, 2021, and on January 17, 2022, the sellers of SmarterChaos redeemed approximately one-half of their non-controlling interest held through DMSH Units, respectively, in exchange for Class A Common Stock in DMS Inc. The non-controlling interest held by the Sellers of SmarterChaos did not include related Class B Common Stock to be retired upon redemption.

Note 12. Related Party Transactions

Registration Rights

At the Closing, the Company entered into an amended and restated registration rights agreement with certain Sellers (the "Amended and Restated Registration Rights Agreement"), pursuant to which the Company registered for resale certain shares of Class A Common Stock and warrants to purchase Class A Common Stock that were held by the parties thereto. Additionally, the Sellers may request to sell all or any portion of their shares of Class A Common Stock in an underwritten offering that is registered pursuant to the shelf registration statement filed by the Company (each, an "Underwritten Shelf Takedown"); however, the Company will only be obligated to effect an Underwritten Shelf Takedown if such offering will include securities with a total offering price reasonably expected to exceed, in the aggregate, $20.0 million and will not be required to effect more than four Underwritten Shelf Takedowns in any six-month period. The Amended and Restated Registration Rights Agreement also includes customary piggy-back rights, subject to cooperation and cut-back provisions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Amended Partnership Agreement

Pursuant to the Amended Partnership Agreement, the non-controlling interests (as defined in the Amended Partnership Agreement) have the right to redeem their DMSH Units for cash (based on the market price of the shares of Class A Common Stock) or, at the Company's option, the Company may acquire such DMSH Units (which DMSH Units are expected to be contributed to Blocker) in exchange for cash or Class A Common Stock (a "Redemption") on a one-for-one basis (subject to customary conversion rate adjustments, including for stock splits, stock dividends and reclassifications), in each case subject to certain restrictions and conditions set forth therein, including that any such Redemption be for an amount no less than the lesser of 10,000 DMSH Units or all of the remaining DMSH Units held by such Non-Blocker Member. In the event of a change of control transaction with respect to a Non-Blocker Member, DMSH will have the right to require such Non-Blocker Member to effect a Redemption with respect to all or any portion of the DMSH Units transferred in such change of control transaction. In connection with any Redemption a number of shares of Class B Common Stock will automatically be surrendered and cancelled in accordance with the Company Certificate of Incorporation.

Tax Receivable Agreement
Since the year ended December 31, 2021, the Company maintains a full valuation allowance on our DTA related to the Tax Receivable Agreement along with the entire DTA inventory at DMS, Inc. and Blocker, as these assets are not more likely than not to be realized based on the positive and negative evidence that we considered. The Tax Receivable Agreement liability that originated from the Business Combination is not probable under *ASC 450 - Contingencies* since a valuation allowance has been recorded against the related DTA. The remaining short-term Tax Receivable Agreement liability of $0.2 million is attributable to carryback claims. We will continue to evaluate the positive and negative evidence in determining the realizability of the Company's DTAs. For further details, see *Note 14. Income Taxes*.

Prism Incentive Agreement

On October 1, 2017, DMS, through a subsidiary, acquired the assets of Mocade Media LLC ("Mocade"). On that date, in connection with the acquisition, DMS also entered into a consulting agreement with Singularity Consulting LLC ("Singularity"), a Texas limited liability company owned by the former management of Mocade. On August 1, 2018, in order to further incentivize Singularity's efforts with respect to the acquired Mocade assets, DMS entered into an amendment to the Singularity consulting agreement. On that date, Prism Data, the then majority equity holder of DMS, also entered into an incentive agreement with Singularity, to which DMS was not a party, providing for certain incentive payments to be accounted for in accordance with applicable accounting standards by Prism Data to Singularity in the event of certain specified change of control sale transactions involving DMS. Following the Business Combination, in November 2020, DMS and Singularity resolved all outstanding amounts due under the Singularity consulting agreement between DMS and Singularity with a payment of $850,000. In addition, Prism Data and Singularity agreed that Singularity would be entitled to a payment from Prism Data of $2,000,000 in the event of certain specified change of control sale transactions involving DMS.

DMSH Member Tax Distributions

For the year ended December 31, 2022, there were no tax distributions to members of DMSH. For the year ended December 31, 2021, tax distributions to members of DMSH were $0.2 million.

Note 13. Employee and Director Incentive Plans

2020 Omnibus Incentive Plan

On July 15, 2020, Leo's shareholders approved the 2020 Omnibus Incentive Plan (the "2020 Plan"). The 2020 Plan allows for the issuance of stock options, stock appreciation rights, stock awards (including restricted stock awards ("RSAs") and Restricted Stock Units ("RSUs")) and other stock-based awards. Directors, officers and employees, as well as others performing independent consulting or advisory services for the Company or its affiliates, will be eligible for grants under the 2020 Plan. The aggregate number of shares reserved under the 2020 Plan is approximately 11.6 million. The 2020 Plan terminates on June 24, 2030.

The participants have no rights of a stockholder with respect to the RSUs, including the right to vote and the right to receive distributions or dividends until the shares become vested and settled. The settlement occurs after the vesting date and shall represent the right to receive one Share of Class A of common stock. RSUs awards provide for accelerated vesting if there is a change in control.

The Company's common stock began trading on April 20, 2018; no cash dividends have been declared since that time, and we do not anticipate paying cash dividends in the foreseeable future. The risk-free rate within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. We recognize forfeitures and/or cancellations based on an actual occurrence.

The fair value of non-vested stock is determined based on the closing trading price of the Company's stock on the grant date and are amortized over the award's service period. At December 31, 2022, total non-vested Stock-based compensation expense related to restricted stock and options was $8.8 million, which will be recognized over a weighted-average remaining period of 2.3 years.

Restricted Stock Units

Stock awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant; those stock awards vest on 3 to 4 years of continuous service, depending on when the award was granted, and have 10-year contractual terms. The 2020 Plan allows employees' vesting rights after each year for completed service to the Company.

On October 28, 2020, the Board of Directors of DMS Inc. approved the grant of approximately 1.2 million RSUs, including 65,000 units granted for Directors under the 2020 Plan. The RSUs vest one-third each year based on three years of continuous service starting with July 16, 2021 through July 16, 2023. The related Stock-based compensation expense is recognized on a straight-line basis over the vesting period. The 2020 Plan provides Directors' and employees' vesting rights after each year for completed service to the Company. The related costs were approximately $6.7 million and $6.8 million for the years ended December 31, 2022 and 2021, respectively, and are included in Salaries and related costs within the consolidated statements of operations.

On April 12, 2022, the Board approved the grant of 762,000 RSUs consisting of 381,406 performance-based vesting RSUs ("PRSUs") and 381,406 time-based vesting RSUs ("TRSUs") to executive management and certain key employees under the 2020 Plan. On July 1, 2022, the Board voted to award 326,000 RSUs consisting of 163,000 PRSUs and 163,000 TRSUs to executive management under the 2020 Plan. The TRSUs vest one-fourth each year based on four years of continuous service starting with April 12, 2022, through April 12, 2026. The PRSUs vest one-fourth each calendar year from 2022 through 2026 based continuous service and subject to certain performance metrics of the Company during 2022, which the Company re-evaluates the probability of achievement on a quarterly basis. The TRSU's related stock-based compensation expense is recognized on a straight-line basis over the vesting period. The PRSU awards' expense is recognized on an accelerated basis over the vesting period.

On August 4, 2022, the Board approved the grant of an aggregate of 52,545 RSUs to the Company's non-employee directors under the 2020 Plan. The RSUs will vest on the date of the annual shareholder's meeting or on the anniversary of the award, whichever occurs first, and the related Stock-based compensation expense is recognized on a straight-line basis over the vesting period.

The following table presents the restricted stock units activity for the years ended December 31, 2022 and 2021 (in thousands, except price per share):

	Number of Restricted Stock		Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2021	1,197	$	7.31
Granted	1,084		8.43
Vested	490		7.59
Forfeited/Canceled	350		8.11
Outstanding at December 31, 2021	1,441	$	7.98
Granted	1,141	$	2.71
Vested	713		7.70
Forfeited/Canceled	362		5.45
Outstanding at December 31, 2022	1,507	$	4.73
Vested as of December 31, 2022	1,216	$	7.62

For the years ended December 31, 2022 and 2021, the fair value of vested restricted stock units was $9.3 million and $3.7 million, respectively.

As of December 31, 2022, the total number of awards issued to other nonemployee consultants for advisory and consulting services were 126 thousand restricted stock units and 118 thousand stock options that represent total Stock-based compensation fair value of $1.8 million, for which $0.2 million has been recorded for services provided to date. On October 27, 2021, the board voted to accelerate the vesting of 34 thousand restricted units and 32 thousand stock options, which resulted in recognition of approximately $0.5 million expense in Q4 2021.

Stock Options

The participants have no rights of a stockholder with respect to the stock options, including the right to vote and the right to receive distributions or dividends until the shares become vested and exercised. The exercise occurs after the vesting date and the participant may exercise the option by giving written notice of exercise to the Company specifying the number of shares to be purchased, accompanied by full payment of the exercise price or by means of a broker-assisted cashless exercise. Stock option awards provide for accelerated vesting if there is a change in control.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton valuation method, which uses the assumptions noted in the following table. Because Black-Scholes-Merton option valuation models incorporate ranges of assumption for inputs, the selected inputs are disclosed below. Expected volatilities are based on implied volatilities from traded options on the Company's peer group. The expected term is calculated using the simplified method, due to insufficient exercise activity during recent years as a basis from which to estimate future exercise patterns.

The following table presents the stock option activity for the years ended December 31, 2022 and 2021 (in thousands, except price per share):

	Number of Stock Options	Weighted-Average Grant Date Fair Value		Weighted-Average Remaining Contractual Term (in Years)	Total Intrinsic Value of Restricted Stock Options Exercisable	
Outstanding at January 1, 2021	551	$	3.34	5.9 years	$	—
Granted	1,706		4.14	6.1 years		—
Exercised	—		—	—		—
Forfeited/expired	179		4.07	6.1 years		—
Outstanding at December 31, 2021	2,078	$	3.92	6.1 years	$	—
Granted	—	$	—	—	$	—
Exercised	—		—	—		—
Forfeited/expired	240		8.36	—		—
Outstanding at December 31, 2022	1,838	$	3.35	6.8 years	$	—
Exercisable at December 31, 2022	596	$	8.13	6.8 years	$	4,835

There were no stock options granted in 2022.

Defined Contribution Plans

The Company offers a 401(k) plan with a mandatory match and a discretionary bonus contribution to all of its eligible employees. The Company matches employees' contributions based on a percentage of salary contributed by the employees. The Company's match cost for the years ended December 31, 2022 and 2021 was $0.9 million and $0.9 million respectively, recorded within Salaries and related costs on the consolidated statements of operations.

Note 14. Income Taxes

The (benefit) provision for income taxes consist of the following (in thousands):

	Years Ended December 31,	
	2022	2021
Current:		
Federal	$ 73	$ 2,539
State	(70)	307
Foreign	—	26
Total Current	3	2,872
Deferred:		
Federal	(3,466)	12,848
State	(642)	3,591
Total Deferred	(4,108)	16,439
(Benefit) provision for income taxes	$ (4,105)	$ 19,311

The (benefit) provision for income taxes shown above varies from the statutory federal income tax rate for those periods as follows (in thousands):

	Years Ended December 31,	
	2022	2021
Tax (benefit) provision from federal statutory rate	$ (11,888)	$ 5,356
Tax on income not subject to entity level federal income tax	4,085	1,074
State income taxes, net of federal tax effect	(1,639)	(817)
Change in fair value of warrant liabilities	(705)	(3,804)
Other permanent adjustments	(176)	(3,211)
Permanent adjustments - Tax Receivable Agreement	26	(36)
True-ups and other	(2,343)	(919)
Research and development credit	(250)	—
Foreign tax credit	—	63
Undistributed earnings	171	529
Canadian tax expense	—	26
Valuation allowance	8,857	21,240
Tax credits	(243)	(190)
Tax (benefit) provision	$ (4,105)	$ 19,311

As a result of a Business Combination, the Company consists of DMS Inc. and its wholly-owned subsidiary, Blocker, which owns 60.9% of equity interests in DMSH. DMSH is treated as a partnership for purposes of U.S. federal and certain state and local income tax. As a U.S. partnership, generally DMSH will not be subject to corporate income taxes (except with respect to UE and Traverse, as described below). Instead, each of the ultimate partners (including DMS Inc.) are taxed on their proportionate share of DMSH taxable income.

While the Company consolidates DMSH for financial reporting purposes, the Company will only be taxed on its allocable share of earnings. The Company's Income tax (benefit) expense is attributable to the allocable share of earnings from DMSH, a portion of activities of DMSH that are subject to Canadian income tax, and the activities of UE and Traverse, both are wholly-owned U.S. corporate subsidiaries of DMSH, which are subject to U.S. federal and state and local income taxes. The income

tax burden on the earnings allocated to the non-controlling interests is not reported by the Company in its consolidated financial statements under GAAP. As a result of the foregoing reasons, the Company's effective tax rate is expected to differ materially from the statutory rate.

Any change in the fair value of the Private Placement Warrants, which are classified as a liability on the Company's consolidated balance sheet at December 31, 2022, is recognized as a gain or loss in the Company's consolidated statements of operations. The Private Placement Warrants are deemed equity instruments for income tax purposes, and accordingly, there is no change to Income tax (benefit) expense relating to changes in the fair value of such warrants.

Deferred tax assets and liabilities are composed of the following (in thousands):

| | | Years Ended December 31, | |
		2022	2021
Deferred tax assets:			
Investment in DMS Holdings LLC	$	34,137 $	29,066
Reserve accruals		156	418
Charitable contributions		18	11
Interest carryforward		5,131	2,562
Tax credit carryforwards		1,013	190
Property and equipment		(7)	42
Operating lease liabilities		343	—
Net operating loss		2,863	1,808
Total gross deferred tax assets		43,654	34,097
Less: Valuation allowance		(41,829)	(32,970)
Total deferred tax assets, net		1,825	1,127
Deferred tax liabilities:			
Intangibles		(1,295)	(4,561)
Operating lease right-of-use assets		(119)	—
Undistributed earnings		(1,523)	(1,352)
Total deferred tax liabilities		(2,937)	(5,913)
Net deferred tax liabilities	$	(1,112) $	(4,786)

At December 31, 2022, the Company has federal and state net operating loss carryforwards attributable to DMS, Inc. in the amount of $10 million and $13.5 million , respectively. The federal carryforwards are not subject to expiration, and the state carryforwards begin to expire in 2030, however certain state carryforwards are indefinite.

At December 31, 2022, the Company has an expected federal and state income tax credit carryforward of $1.0 million which would expire at December 31, 2039, unless utilized. Utilization of some of the federal and state net operating loss and credit carryforwards are subject to annual limitations due to the "change in ownership" provisions of the Internal Revenue Code and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization. We do not expect any annual limitation to materially impact the utilization of net operating losses and credits.

The Company records Deferred tax assets if it is more likely than not that the Company will realize a future tax benefit. Ultimate realization of any Deferred tax assets is dependent on the Company's ability to generate sufficient future taxable income in the appropriate tax jurisdiction before the expiration of carryforward periods, if any. Our assessment of Deferred tax assets realizability considers many different factors including historical and projected operating results, the reversal of existing Deferred tax liabilities that provide a source of future taxable income, the impact of current tax planning strategies and the availability of future tax planning strategies. The Company establishes a valuation allowance against any Deferred tax assets for which we are unable to conclude that realizability is more likely than not.

We have determined the need for an additional $9 million valuation allowance for the period ending December 31, 2022. In doing so we assessed the available positive and negative evidence to estimate whether future taxable income would be generated to permit use of the existing Deferred tax assets ("DTAs"). A significant piece of objective negative evidence evaluated was the three-year cumulative loss before taxes. Such objective evidence limits the ability to consider other subjective evidence, such as projections for future growth. Therefore, a valuation allowance has been recorded against the DTAs at DMS,

Inc. The amount of DTA considered realizable could be adjusted if objective negative evidence in the form of cumulative losses is no longer present.

The Company is subject to examination by the Internal Revenue Service and taxing authorities in various states. The Company's U.S. federal income tax returns remain subject to examination by tax authorities for the years 2018 to 2021. The Company's state income tax returns are no longer subject to income tax examination by tax authorities prior to 2018; however, our net operating loss carryforwards arising prior to that year are subject to adjustment. The Company regularly assesses the likelihood of tax deficiencies in each of the tax jurisdictions and, accordingly, makes appropriate adjustments to the tax provision as deemed necessary.

The Company records interest and penalties, if any, as a component of its Income tax (benefit) expense in the consolidated statements of operations. No interest expense or penalties were recognized during the years ended December 31, 2022 and 2021, respectively.

Tax Receivable Agreement

Since the year ended December 31, 2021, the Company maintains a full valuation allowance on our DTA related to the Tax Receivable Agreement along with the entire DTA inventory at DMS, Inc. and Blocker, as these assets are not more likely than not to be realized based on the positive and negative evidence that we considered. The Tax Receivable Agreement liability that originated from the Business Combination is not probable under *ASC 450 - Contingencies* since a valuation allowance has been recorded against the related DTA. The remaining short-term Tax Receivable Agreement liability of $0.2 million is attributable to carryback claims. We will continue to evaluate the positive and negative evidence in determining the realizability of the Company's DTAs.

Note 15. Earnings Per Share

Basic earnings per share of Class A common stock is computed by dividing net income attributable to DMS Inc. by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted earnings per share of Class A common stock is computed by dividing net income attributable to DMS Inc. adjusted for the income effects of dilutive instruments by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive elements.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted (loss) earnings per share of Class A common stock:

	Years Ended December 31,	
	2022	**2021**
Numerator:		
Net (loss) income	$ (52,500)	$ 6,193
Net (loss) income attributable to non-controlling interest	(20,548)	3,991
Net (loss) income attributable to Digital Media Solutions, Inc.- basic and diluted	$ (31,952)	$ 2,202
Denominator:		
Weighted average shares - basic	38,252	35,249
Add: dilutive effects of equity awards under the 2020 Omnibus Incentive Plan	27	389
Add: dilutive effects of public warrants	—	126
Weighted average shares - diluted	38,279	35,764
Net (loss) earnings per common share:		
Basic and diluted	$ (0.84)	$ 0.06

Shares of the Company's Class B convertible common stock do not participate in the earnings or losses of the Company and are therefore not participating securities. As such, separate basic and diluted earnings per share of Class B convertible common stock under the two-class method has not been presented.

For the year ended December 31, 2022, the Company excluded 25.7 million shares of Class B convertible common stock, 4.0 private warrants, 10.0 million public warrants, 1.6 million stock options, 1.2 million RSUs, 0.4 million PRSUs, respectively, as their effect would have been anti-dilutive.

For the year ended December 31, 2021, the Company excluded 25.7 million shares of Class B convertible common stock, 4.0 million private warrants, 1.6 million stock options, 0.3 million RSUs, and the contingent and deferred considerations issued in connection with AAP and Crisp acquisitions, respectively, as their effect would have been anti-dilutive.

Note 16. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, we are involved from time to time in various claims and legal actions incident to our operations, both as a plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of operations, financial position or cash flows. We intend to vigorously defend ourselves in these matters.

DMSH Unit Redemption Rights

The Amended and Restated Partnership Agreement includes provisions intended to ensure that the Company at all times maintains a one-to-one ratio between (i) the number of outstanding shares of Class A Common Stock (including the number of shares of Class A Common Stock into which all of the outstanding shares of Class C Common Stock are convertible in accordance with the Company Certificate of Incorporation) and (ii) the aggregate number of DMSH Units owned by DMS Inc., its subsidiaries and any consolidated, combined, unitary or similar group of entities that join in filing any tax return with DMS Inc.

Note 17. Subsequent Events

Business Acquisition

On March 30, 2023, the Company acquired certain assets of G.D.M. Group Holding Limited, a company organized under the laws of Cyprus ("ClickDealer Cyprus"), ClickDealer Asia Pte., Ltd., a company organized in Singapore ("ClickDealer Singapore"), GDMgroup Asia Limited, a company organized in Hong Kong ("ClickDealer HongKong") and ClickDealer Europe BV, a company organized in the Netherlands ("ClickDealer Netherlands", and collectively with ClickDealer Cyprus, ClickDealer Singapore, ClickDealer Hong Kong, and any other related entity "ClickDealer"). The Company paid cash consideration of $35 million upon closing of the transaction. The transaction also includes up to $10 million in contingent consideration, subject to the achievement of certain milestones, to be paid two years after the acquisition date, subject to the operation of the acquired assets reaching certain milestone. The contingent consideration may be paid in cash or the Company's Class A Common Stock, to be mutually agreed by DMS and the applicable recipients.

Private Placement of Convertible Preferred Stock and Warrants

On March 29, 2023, the Company entered into a securities purchase agreement (the "SPA") with certain investors to purchase 80 thousand shares of Series A convertible redeemable Preferred stock ("Series A Preferred stock") and 60 thousand shares of Series B convertible redeemable Preferred stock ("Series B Preferred stock", and together with the Series A Preferred stock, the "Preferred Stock"), for an aggregate purchase price of $14.0 million (the "Preferred Offering"), including $6.2 million of related party participation. The Preferred stock was issued at a 10% Original Issue Discount (OID) to the aggregate stated value of $15.5 million.

The Company is required to redeem one-tenth of the number of shares of each series of Preferred Stock on a *pro rata* basis among all of the holders of each series commencing on the earlier of (i) the three-month anniversary of the closing of the Preferred Offering and on each successive monthly anniversary date thereafter and (ii) the date a registration statement relating to the underlying shares of Common Stock is declared effective and on each successive monthly anniversary date thereafter. The form of such redemptions is at the option of the Company and may be (i) in cash at 104% of the stated value of the Preferred Stock, plus accrued and unpaid dividends and any other amounts due (the "Mandatory Redemption Price"), (ii) in shares of Common Stock or (iii) a combination thereof.

The Preferred Stock is convertible at the option of the holder at any time into shares of common stock at a fixed conversion price of $0.56 (the "Conversion Price"), which Conversion Price is subject to adjustment but not below a price of $0.484. In addition, at any time at the option of the holder, the Preferred Stock may be converted into shares of common stock at a conversion price at the lower of (i) 90% of the arithmetic average of the three lowest volume-weight average prices ("VWAPs") during the 20 trading days before a conversion notice is delivered and (ii) 90% of the VWAP of the trading day before a notice of conversion is delivered (the "Alternate Conversion Price").

Each series of Preferred Stock provides for the ability of a holder to require the Company to redeem all of the holder's shares of Preferred Stock at any time after June 15, 2023 (the "Accelerated Redemption Date"). In addition, the Company may elect to redeem all of the shares of the Series A Preferred Stock, but not Series B Preferred Stock, after the Accelerated Redemption Date. At the option of the holder being redeemed, an accelerated redemption will be (i) in cash at the Mandatory Redemption Price, (ii) in shares of Common Stock or (iii) a combination thereof.

Following certain triggering events, a holder may choose to convert Preferred Stock into shares of common stock at the Alternate Conversion Price.

The Company and the holders of the Preferred Stock also entered into a registration rights agreement to register the resale of the shares of common stock issuable upon conversion or redemption of the Preferred Stock.

The Company also issued the purchasers in the Preferred Offering warrants to acquire 14.4 million shares of Common Stock, with a 5-year maturity and an exercise price equal to $0.6453, subject to adjustment and the beneficial ownership limitations set forth in the applicable warrant agreement.

Proceeds were $13.1 million, net of transaction costs, which the Company received on March 30, 2023, and used to fund its equity cure (see *Note 8. Debt*) and consummate the ClickDealer acquisition.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.

Item 9A. Evaluation of Disclosure Controls and Procedures.

We have established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation as of December 31, 2022, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were not effective for the reason described below in Management's Report on Internal Control over Financial Reporting.

Management's Report on Internal Control Over Financial Reporting

December 31, 2022 Assessment

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP").

The Company's internal control over financial reporting includes those policies and procedures that:
   i.   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;
   ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and Board of Directors; and
   iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation under the framework in *Internal Control - Integrated Framework,* management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2022, as a material weakness exists. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements could occur but will not be prevented or detected on a timely basis.

As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021, we identified a material weakness in internal control over financial reporting related to revenues and accounts receivable, including the allowance for doubtful accounts. Management assessed our internal control over financial reporting as of December 31, 2022 and concluded that a material weakness continues to exist related to revenues. We did not design and maintain sufficient procedures and controls related to revenue recognition including those related to ensuring accuracy of revenue recognized. Also, during management's assessment of internal control over financial reporting as of December 31, 2022, we concluded that we did not design and maintain effective information technology general controls for certain information systems that are relevant to the preparation of the financial statements. In light of the material weakness, management performed additional procedures to validate the accuracy and completeness of the financial results impacted by the control deficiencies. Such procedures included validation using revenue reconciliations and fluctuation analyses.

During the course of 2022, the Company took steps to remediate the 2021 material weakness specifically related to accounts receivable and the allowance for doubtful accounts by implementing additional processes and controls, including assessing the loss rates used to calculate the allowance for potential uncollectible receivables and evaluating the collectability of customer receivables on a timely basis. Based on these actions and the results of our testing performed as part of our 2022 evaluation of internal control over financial reporting, we determined that, as of December 31, 2022, the 2021 material weakness related to accounts receivable, including the allowance for doubtful accounts has been remediated.

Remediation Plans

We intend to continue to take steps to remediate the material weaknesses described above and further evolving our accounting processes, controls, and reviews. The Company plans to continue to assess its internal controls and procedures and intends to take further action as necessary or appropriate to address any other matters it identifies or are brought to its attention. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

No Auditor Attestation Report Required

Because the Company is an "emerging growth company," this Annual Report does not contain, and is not required to contain, an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except as described above in Management's Report on Internal Control over Financial Reporting, there have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

On March 29, 2023, the Company entered into a securities purchase agreement with certain investors relating to the sale of 80 thousand shares of Series A convertible redeemable preferred stock ("Series A Preferred Stock") and 60 thousand shares of Series B convertible redeemable preferred stock (the "Series B Preferred Stock," and together with the Series A Preferred Stock, the "Preferred Stock") for an aggregate purchase price of $14.0 million (the "Preferred Offering"). Each share of Preferred Stock has a purchase price of $100.00, representing an original issue discount of 10% of the $111 stated value of such share.

The Series B Preferred Stock issued in the Preferred Offering was purchased by Joseph Marinucci, Fernando Borghese and Matthew Goodman, founders of the Company, and entities affiliated with existing shareholders of the Company. The Class B Preferred Stock is subordinate to Series A Preferred Stock in certain payment scenarios.

The Company is required to redeem one-tenth of the number of shares of each series of Preferred Stock on a *pro rata* basis among all of the holders of each series commencing on the earlier of (i) the three-month anniversary of the closing of the Preferred Offering and on each successive monthly anniversary date thereafter and (ii) the date a registration statement relating to the underlying shares of Common Stock is declared effective and on each successive monthly anniversary date thereafter. The form of such redemptions is at the option of the Company and may be (i) in cash at 104% of the stated value of the Preferred Stock, plus accrued and unpaid dividends and any other amounts due (the "Mandatory Redemption Price"), (ii) in shares of Common Stock or (iii) a combination thereof.

The Preferred Stock is convertible at the option of the holder at any time into shares of common stock at a fixed conversion price of $0.56 (the "Conversion Price"), which Conversion Price is subject to adjustment but not below a price of $0.484. In addition, at any time at the option of the holder, the Preferred Stock may be converted into shares of common stock at a conversion price at the lower of (i) 90% of the arithmetic average of the three lowest volume-weight average prices ("VWAPs") during the 20 trading days before a conversion notice is delivered and (ii) 90% of the VWAP of the trading day before a notice of conversion is delivered (the "Alternate Conversion Price").

Each series of Preferred Stock provides for the ability of a holder to require the Company to redeem all of the holder's shares of Preferred Stock at any time after June 15, 2023 (the "Accelerated Redemption Date"). In addition, the Company may elect to redeem all of the shares of the Series A Preferred Stock, but not Series B Preferred Stock, after the Accelerated Redemption Date. At the option of the holder being redeemed, an accelerated redemption will be (i) in cash at the Mandatory Redemption Price, (ii) in shares of Common Stock or (iii) a combination thereof.

Upon a change of control, the holders of the Preferred Stock may require the Company to redeem any outstanding Preferred Stock in cash at 115% of the greater of (i) the redemption price or (ii) the then prevailing conversion value, plus in each case accrued but unpaid interest and any other amounts owed.

Upon the occurrence of certain events, including, but not limited to (i) the failure of the Company to maintain a minimum cash and cash equivalent balance of $10.0 million; (ii) a default under existing indebtedness of the Company or any subsidiary of at least $50.0 thousand that results in the acceleration of such indebtedness; (iii) the failure to file required reports under the Securities Exchange Act of 1934, as amended; and (iv) the failure to deliver common stock following the conversion of Preferred Stock into common stock, the holders of Preferred Stock may require the Company to redeem any outstanding Preferred Stock in cash at a price equal to 115% of the redemption price.

Under any scenario in which a holder of Preferred Stock has elected to have its Preferred Stock redeemed for cash, and such cash payment required to be made by the Company has not been made, then the Holder may provide to the Company written notice within five business days that the holder desires to retain its shares of Preferred Stock that have not been redeemed and sell the shares to a third party.

Holders of the Preferred Stock have the right to vote on a one-for-one basis with the Company's common stock, on an as converted basis.

Holders of the Preferred Stock have the right to consent to various actions by the Company, including, but not limited to entering into or incurring any liens; amending the charter documents of the Company or its subsidiaries; repurchasing or otherwise acquiring any capital stock; paying cash dividends or distributions on any equity securities, other than the payments with respect to the Preferred Stock; engaging in any materially different line of business, or modifying its corporate structure or purpose; allowing the Company or its subsidiaries to fail to maintain good standing in their relevant jurisdictions; failing to take all actions necessary to maintain all intellectual property; allowing the Company or its subsidiaries to fail to maintain insurance; entering into any transaction with any affiliate of the Corporation which would be publicly disclosed (unless made on an arm's length basis and approved by a majority of disinterested directors of the Company); entering into a transaction to sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of the Company or its subsidiaries unless in the ordinary course of business; and allowing the cash balance of the Company to fall below $10 million at any time while the Series A Preferred Stock is outstanding.

Upon completion of a subsequent offering of debt or equity by the Company, the holders of Preferred Stock have the right (but not the obligation) to apply 35% of the gross proceeds of such subsequent placement to redeem the preferred stock.

Pursuant to the Securities Purchase Agreement, for 24 months following closing, the purchasers of the Preferred Stock will have a right to participate on a pro rata basis in the aggregate up to 35% of any subsequent debt or equity financing conducted by the Company. Without the prior consent of the holders of Preferred Stock, the Company is prohibited from issuing common stock until 90 days after effective date of resale registration statement, subject to customary exceptions, and the Company is prohibited from entering into certain variable rate equity transactions while the Preferred Stock remain outstanding.

The Company and the holders of the Preferred Stock also entered into a registration rights agreement to register the resale of the shares of common stock issuable upon conversion or redemption of the Preferred Stock.

The Company also issued the purchasers in the Preferred Offering warrants to acquire 14.4 million shares of Common Stock, with a 5-year maturity and an exercise price equal to $0.6453, subject to adjustment and the beneficial ownership limitations set forth in the applicable warrant agreement.

In connection with the issuance of the Preferred Stock, the Company contributed the net proceeds to Digital Media Solutions Holdings, LLC ("DMS Holdings LLC"), and the members of DMS Holdings LLC entered into an amendment of the Amended and Restated Limited Liability Company Agreement providing for the issuance to the Company of a preferred unit in DMS Holdings LLC on essentially the same terms as the preferred stock.

Item 9C. Disclosures Regarding Foreign Jurisdictions That Prevent Inspections.
None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item will be included in the Company's definitive proxy statement to be filed with the SEC within 120 days after December 31, 2022, in connection with the solicitation of proxies for the Company's 2023 annual meeting of shareholders (the "2023 Proxy Statement"), and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item will be included in the 2023 Proxy Statement, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be included in the 2023 Proxy Statement, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be included in the 2023 Proxy Statement, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be included in the 2023 Proxy Statement, and is incorporated herein by reference.

PART IV

Item 15. Exhibit and Financial Statement Schedules.

    a.   The following documents are filed as part of this Annual Report:
    1. Financial Statements. The list of consolidated financial statements, and related notes thereto, along with the independent auditors' report are set forth in Part IV of this Annual Report in the Index to Consolidated Financial Statements and Schedule presented below.
    2. Consolidated Financial Statement Schedule. The consolidated financial statement schedule is included in Part IV of this report on the page indicated by the Index to Consolidated Financial Statements and Schedule presented below. This financial statement schedule should be read in conjunction with the consolidated financial statements and related notes thereto.
    Schedules not listed in the Index to Consolidated Financial Statements and Schedule have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.
    3. Exhibits. See Item 15(b) below.
    b. Exhibits. The exhibits listed on the Exhibit Index are incorporated by reference into this Item 15(b) and are a part of this Annual Report.

DIGITAL MEDIA SOLUTIONS, INC.
Index to Consolidated Financial Statements and Schedules

DIGITAL MEDIA SOLUTIONS, INC.
Schedule II

Valuation and Qualifying Accounts and Reserves
Supplemental Schedule
(in thousands)

Description	Year Ended	Balance at Beginning of Period		Charge to Costs and Expenses		Deductions		Balance at End of Period	
Accounts receivable reserves	2022	$	4,930	$	1,761	$	2,035	$	4,656
	2021	$	3,121	$	4,798	$	2,989	$	4,930

Item 16. Form 10-K Summary.

Not applicable.

Exhibit Index

Exhibit Number	Description
2.1+	Business Combination Agreement, dated April 23, 2020, by and among Leo Holdings Corp, Digital Media Holdings, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to Leo Holdings Corp.'s Current Report on Form 8-K/A filed with the SEC on April 24, 2020).
2.2	Amendment No. 1 to Business Combination Agreement, dated July 2, 2020 (incorporated by reference to Exhibit 2.1 to Leo Holdings Corp.'s Current Report on Form 8-K filed with the SEC on July 2, 2020).
2.3	Asset Purchase Agreement, dated March 6, 2023 by and among Digital Media Solutions, Inc., the Sellers and the other parties thereto (incorporated by reference to Exhibit 2.1 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on March 10, 2023).
3.1	Certificate of Incorporation of Digital Media Solutions, Inc. (incorporated by reference to Exhibit 3.1 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on July 16, 2020).
3.2	Bylaws of Digital Media Solutions, Inc. (incorporated by reference to Exhibit 3.2 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on July 16, 2020).
4.1	Form of Specimen Class A Common Stock Certificate of Digital Media Solutions, Inc. (incorporated by reference to Exhibit 4.1 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on July 16, 2020).
4.2	Form of Specimen Warrant Certificate of Digital Media Solutions, Inc. (incorporated by reference to Exhibit 4.2 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on July 16, 2020).
4.3	Amended and Restated Warrant Agreement, dated July 15, 2020, by and among Leo Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Digital Media Solutions, Inc.'s Current Report on Form 8-K/A filed with the SEC on July 20, 2020).
4.4	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.4 to Digital Media Solutions, Inc.'s Annual Report on Form 10-K/A for the year ended December 31, 2020).
4.5*	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Redeemable Preferred Stock, filed on March 30, 2023.
4.6*	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Redeemable Preferred Stock, filed on March 30, 2023.
4.7*	Form of Common Stock Purchase Warrant of Digital Media Solutions, Inc.
10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to Leo Holdings, Corp.'s Current Report on Form 8-K/A filed with the SEC on April 24, 2020).
10.2	Amended and Restated Sponsor Shares and Warrant Surrender Agreement, dated as of June 22, 2020, by and among Leo Holdings Corp., Leo Investors Limited Partnership and other parties thereto (incorporated by reference to Exhibit 10.1 to Leo Holdings Corp.'s Current Report on Form 8-K filed with the SEC on June 22, 2020).
10.3+	Amended and Restated Limited Liability Company Agreement of Digital Media Solutions Holdings, LLC, dated July 15, 2020 (incorporated by reference to Exhibit 10.3 to Digital Media Solutions, Inc.'s Current Report on Form 8-K/A filed with the SEC on July 20, 2020).
10.4	Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of Digital Media Solutions Holdings, LLC, dated January 19, 2021 (incorporated by reference to Exhibit 10.4 to Digital Media Solutions, Inc.'s Annual Report on Form 10-K/A for the year ended December 31, 2020).
10.5	Director Nomination Agreement, dated July 15, 2020, by and among Digital Media Solutions, Inc., Leo Investors Limited Partnership, Lion Capital (Guernsey) Bridgeco Limited, Clairvest Group Inc. and Prism Data, LLC (incorporated by reference to Exhibit 10.4 to Digital Media Solutions, Inc.'s Current Report on Form 8-K/A filed with the SEC on July 20, 2020).
10.6	Amended and Restated Registration Rights Agreement, dated July 15, 2020, by and among Digital Media Solutions, Inc., as successor to Leo Holdings, Corp., and the other parties thereto (incorporated by reference to Exhibit 10.5 to Digital Media Solutions, Inc.'s Current Report on Form 8-K/A filed with the SEC on July 20, 2020).
10.7	Tax Receivable Agreement, dated July 15, 2020, by and among Digital Media Solutions, Inc., CEP V DMS US Blocker Company, Prism Data, LLC, CEP V-A DMS AIV Limited Partnership, Clairvest Equity Partners V Limited Partnership, CEP V Co-Investment Limited Partnership and Clairvest GP Manageco Inc. (incorporated by reference to Exhibit 10.6 to Digital Media Solutions, Inc.'s Current Report on Form 8-K/A filed with the SEC on July 20, 2020).
10.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to Digital Media Solutions, Inc.'s Current Report on Form 8-K/A filed with the SEC on July 17, 2020).
10.10#	Digital Media Solutions, Inc. 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to Digital Media Solutions, Inc.'s Current Report on Form 8-K/A filed with the SEC on July 20, 2020).

10.11#	Form of Restricted Share Unit Award Agreement (Employee) (incorporated by reference to Exhibit 10.1 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on November 3, 2020).
10.12#	Form of Restricted Share Unit Award Agreement (Director) (incorporated by reference to Exhibit 10.2 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on November 3, 2020).
10.13#	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on November 3, 2020).
10.14+	Credit Agreement, dated as of May 25, 2021, by and among Digital Media Solutions, LLC, as borrower, Digital Media Solutions Holdings, LLC, the lenders and issuing banks named therein, and Truist Bank, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to Digital Media Solutions, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 31, 2021).
10.15+^	Asset Purchase Agreement, dated April 1, 2021, by and among Digital Media Solutions, Inc., Edge Marketing, LLC, and wholly owned subsidiary of Digital Media Solutions, LLC, Crisp Marketing, LLC, d/b/a Crisp Results, and Union Health, LLC, a Florida limited liability company, and Justin Ferreira, in his capacity as Sellers' representative (incorporated by reference to Exhibit 10.1 to Digital Media Solutions, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021).
10.16^	Letter Agreement, by and between Digital Media Solutions, Inc. and Joseph Liner, dated as of May 26, 2022 (incorporated by reference to Exhibit 10.1 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on May 31, 2022).
10.17^	Offer Letter, by and between Digital Media Solutions, Inc. and Richard Rodick, dated as of June 28, 2022 (incorporated by reference to Exhibit 10.1 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on July 5, 2022).
10.18^	Separation Agreement, by and between Digital Media Solutions, Inc. and Vasundara Srenivas, dated as of June 28, 2022 (incorporated by reference to Exhibit 10.3 to Digital Media Solutions, Inc.'s Current Report on Form 8-K filed with the SEC on July 5, 2022).
10.19^	Digital Media Solutions, Inc. Executive Severance Plan, dated August 4, 2022 (incorporated by reference to Exhibit 10.4 to Digital Media Solutions, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022).
10.20*	Asset Purchase Agreement, dated March 6, 2023, by and between Digital Media Solutions, Inc., the ClickDealer Sellers and the other parties thereto.
10.21*	Securities Purchase Agreement, dated March 29, 2023, by and between Digital Media Solutions, Inc. and the purchasers named therein.
10.22*	Registration Rights Agreement, dated March 30, 2023, by and between Digital Media Solutions, Inc. and the other parties thereto.
10.23*	Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of Digital Media Solutions Holdings, LLC, dated March 30, 2023.
21.1†	List of Subsidiaries
23.1†	Consent of Grant Thornton, Independent Registered Public Accounting Firm
23.2†	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934
31.2*	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934.
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
101	The following financial information for the period ended December 31, 2021 formatted in Inline XBRL: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

_____

* Documents filed herewith.

+ Certain schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K.

^ Certain confidential information contained in this agreement has been omitted because it (i) is not material, and (ii) would be competitively harmful if publicly disclosed.

Management contract and compensatory plan and arrangement.

† Previously filed with the Original Filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital Media Solutions, Inc.

Date: April 5, 2023	/s/ Joseph Marinucci	
	Name:	Joseph Marinucci
	Title:	President, Chief Executive Officer and Director (Principal Executive Officer)
Date: April 5, 2023	/s/ Richard Rodick	
	Name:	Richard Rodick
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)